
12027879

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

FIRST AMENDED REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

FREEDOM MOTORS, INC.
A NEVADA CORPORATION

With principal offices at:

1222 Research Park Drive
Davis, CA 95618

Agent for service of process:

PAUL S. MOLLER
1222 Research Park Drive
Davis, CA 95618
(530) 756-5086

3510
Primary standard Industrial Classification Code Number

91-1803331
I.R.S. Employee Identification Number

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART 1—NOTIFICATION

ITEM 1. Significant Parties

(a) The issuer's directors;

Name	Business Address	Residential Address
Paul S. Moller	**1222 Research Park Dr. Davis, CA 95618**	**9350 Currey Road Dixon, CA 95620**
Jim Toreson	**1222 Research Park Dr. Davis, CA 95618**	**HCR61 Box 51 Alamo, NV 89001**
Kerry Bryant	**1222 Research Park Dr. Davis, CA 95618**	**6401 East Nohl Ranch Rd Anaheim Hills, CA 92807**
William Strons	**1222 Research Park Dr. Davis, CA 95618**	**1239 East Francis Road New Lenox, IL 60451**
Stephen P. Smith	**1222 Research Park Dr. Davis, CA 95618**	**724 Vallambrosa Drive Pasadena, CA 91107**
David W. Wesley	**1222 Research Park Dr. Davis, CA 95618**	**1815 W. Oriole Way Chandler, AZ 85286**

(b) The issuer's officers;

Paul S. Moller Chairman	**1222 Research Park Dr. Davis, CA 95618**	**9350 Currey Road Dixon, CA 95620**
Jim Toreson Chief Executive Officer	**1222 Research Park Dr. Davis, CA 95618**	**HCR61 Box 51 Alamo, NV 89001**
Stephen P. Smith Secretary/Chief Financial Officer	**1222 Research Park Dr. Davis, CA 95618**	**724 Vallambrosa Drive Pasadena, CA 91107**

(c) The issuer's general partners;

Not applicable.

(d) Record owners of 5 percent or more of any class of the issuer's equity securities;

Paul S. Moller

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Same as (d) above.

(f) Promoters of the issuer;

None.

(g) Affiliates of the issuer;

Paul S. Moller

Moller International, Inc.

(h) Counsel to the issuer with respect to the proposed offering;

Craig G. Christensen Christensen Capital Law Corporation	**1478 Stone Point Dr. Ste. 400 Roseville CA 95661**	**1478 Stone Point Dr., Ste. 400 Roseville, CA 95661**

(i) Each underwriter with respect to the proposed offering;

None.

(j) The underwriter's directors;

Not applicable.

(k) The underwriter's officers;

Not applicable.

(l) The underwriter's general partners;

Not applicable.

(m) Counsel to the underwriter.

Not applicable.

Item 2. Application of Rule 262.

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. **No.**

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. **Not applicable.**

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. **Not applicable.**

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Not applicable.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities will be offered in the following states by officers and directors of the Company by email, postal mailings and other written publications. No officer or director will make any oral solicitation:

California –Qualification by coordination
Nevada
Texas
Colorado

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer; **Not applicable.**

(2) the title and amount of securities issued; **Not applicable.**

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; **Not applicable.**

(4) the names and identities of the persons to whom the securities were issued. **Not applicable.**

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a). **None.**

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption. **Not applicable.**

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; **Not applicable.**

(2) To stabilize the market for any of the securities to be offered; **Not applicable.**

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. **Not applicable.**

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. **Not applicable.**

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection. **Not applicable.**

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. **Yes. The date of publication was September 23, 2008. The date of the last communication with prospective purchasers was September 23, 2008.**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
OFFERING CIRCULAR UNDER REGULATION A OF THE SECURITIES ACT OF 1933

FREEDOM MOTORS, INC.

(Exact name of issuer as specified in its charter)

Nevada	**3519**	91-1803331
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Code Number)*	*(I.R.S. Employer Identification No.)*

1222 Research Park Drive
Davis, California 95618
(530) 756-5086
(Address and telephone number of principal executive offices)

1222 Research Park Drive
Davis, California 95618
(Address of principal place of business or intended principal place of business)

Corporate Services of Nevada
502 North Division Street
Carson City, NV 89703
(775) 883-3711
(Name, address and telephone number of agent for service)

Copies of all correspondence to:
Craig G. Christensen, Esq.
Christensen Capital Law Corporation
1478 Stone Point Drive, Suite 400
Roseville, CA 95661
(916) 930-6142 or (877) 453-3376
cgc@chriscaplaw.com

APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: August 1, 2012.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration number of the earlier effective registration statement for the same offering. ¨

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ¨

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ¨

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ¨

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated Filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Qualified	**Amount To Be Qualified**	**Proposed Maximum Offering Price Per Unit**	**Proposed Maximum Aggregate Offering Price**	**Amount of Qualification Fee**
Common Stock, $0.0001 par value	2,000,000	$2.50	$5,000,000	$0.00
Total Qualification Fee	$0.00	$0.00	$0.00	$0.00

Offering Circular

Freedom Motors, Inc., a Nevada corporation

2,000,000 Shares of Common Stock

We are offering for sale 2,000,000 shares of our common stock. The purchase price is $2.50 per share. No underwriter is involved in the offering and distribution of the shares. We are offering the shares without any underwriting discounts or commissions. Our officer and directors will offer and sell the shares on our behalf. If all of the shares offered are purchased, the proceeds to us will be $5,000,000. There is no minimum amount required to be raised in this offering, however, if less than $1,250,000 is raised, investors may lose their entire investment because we will not have sufficient capital to fund our operations. Subscriptions for shares of our common stock are irrevocable once made, and funds will only be returned upon rejection of the subscription. No public market currently exists for shares of our common stock. This offering will terminate on or before July 31, 2013, and may be extended for an additional ninety (90) days.

Title of securities to be offered	Number of offered shares	Offering price per share	Proceeds
Common Stock	2,000,000	$2.50	$5,000,000

This offering involves a high degree of risk. See "Risk Factors" on Pages 6 to 10 for factors to be considered before purchasing shares of our common stock.

We will not sell these securities until the offering statement filed with the Securities and Exchange Commission is effective. This offering circular is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale of these securities is not permitted.

The date of this offering circular is August 2, 2012.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 171 pages.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

Our Business:

We were incorporated in Nevada on April 16, 1997 as a wholly-owned subsidiary of Moller International, Inc. (OTC-QB Symbol: MLER) for the purpose of producing and marketing Rotapower® engines. (See "The Ancestry of Rotapower® Engine" in **Business and Products**). We acquired from Moller International the worldwide marketing and distribution rights to single and multi-rotor engines for use in various applications such as personal watercraft (PWC), snowmobiles and auxiliary power units (APU). In 2001 we were "spun-off" from Moller International to become a stand-alone corporation. Our goal is to become a significant wholesaler of the Rotapower® Engine that will over time replace the standard 2- and 4-stroke piston engines.

The basic Rotapower® engine evolved from the OMC engine developed in the early 1970s that subsequently accumulated millions of hours of operation with many still running today in the OMC snowmobile. Our Rotapower® engine is targeted to be a low cost, ultra-low emission replacement for two-stroke engines in the worldwide engine market. Our goal is that the Rotapower® engine will replace four-stroke engines where compact power, emissions, vibration, and/or multi-fuel capability are important. Examples include applications where portability is essential or space and low vibration are critical, such as hybrid electric vehicles.

Our Rotapower 450cc and 150cc Rotor Displacement Series are the models that are the most highly-developed and market-ready. The 450cc model is our modularly designed engine series with the ability to be configured with one to six rotors (50 to 300 hp) while the 150cc engine is able to cover the 10-to-40 hp range in single and twin rotor versions.

The Rotapower® engine has been run on alcohol, propane, natural gas, gasoline and diesel fuels. We have derived our emissions data from the 450cc model and run thousands of hours on the dynometer as we tested various manufacturing and accessory options. We completed the FAA required 150-hour endurance test at maximum power on the 450cc engine. These displacement models incorporate both our patented lubrication system and our parallel path rotor cooling arrangement.

We have exclusively licensed the production and distribution of the basic engine to EcoRotary, Inc in Phoenix, Arizona. As part of the license agreement we will own 43.5% of EcoRotary and are scheduled to receive a $7.5 million license fee. We will concurrently develop and produce a compound version of the basic engine. The compound version is designed to reduce fuel consumption by extracting a significant portion of the energy normally lost in the exhaust. Our compound engine and the EcoRotary basic engine have approximately 75% of their parts in common and it is our intent to have EcoRotary produce the common parts for the compound version and thereby greatly reduce our risk and startup cost for production. EcoRotary will be given the option to license production of the Compound Rotapower Engine (CRE) using both the 150cc and 450cc rotors for specific applications.

No material revenue has resulted from the Company's efforts so far as we remain in the later stages of the engine's development.

Summary Financial Information:

The summary financial information set forth below is derived from the more detailed financial statements appearing elsewhere in this Offering Circular. We have prepared our financial statements contained in this Offering Circular in accordance with accounting principles generally accepted in the United States. Our financial statements have been prepared on the assumption that the Company will continue as a going concern, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. Since inception, the Company has been engaged in pre-operational activities. No material revenue has been generated and the Company has incurred accumulated losses since inception of $12,757,182 as of June 30, 2011. Continuation of the Company's existence is dependent on the ability of the Company to raise additional capital and achieve sustained profitable operations. The uncertainty related to these conditions raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

All information should be considered in conjunction with our financial statements and the notes contained elsewhere in this Offering Circular.

Income Statement	**For the year ended June 30, 2011**	**For the year ended June 30, 2010**	**For the year ended June 30, 2009**
Revenue	$4,404,481	$200,000	$0
Total Operating Expenses	754,204	1,368,173	1,800,080
Net Income (Loss)	3,650,277	(1,261,640)	(1,800.080)
Net Income (Loss) Per Share	0.09	(0.16)*	(0.22)*

Balance Sheet	**June 30, 2011**	**June 30, 2010**	**June 30, 2009**
Total Assets	$37,829	$1,420,086	$1,438,131
Total Liabilities	5,177,030	9,314,115	8,368,187
Stockholders' Equity	($5,139,201)	($7,894,029)	($6,930,056)

Number of shares

We are offering for sale 2,000,000 shares of our common stock. We will sell the shares we are offering only to those individuals who have received a copy

being offered:	of this Offering Circular.
Number of shares outstanding after the offering:	40,222,860 shares of our common stock are currently issued and outstanding. After the offering, there may be up to 42,222,860 shares of our common stock issued and outstanding if all of the offered shares are sold.
Estimated use of proceeds:	We will receive $5,000,000 if all of the offered shares are sold and $2,500,000 if half the offered shares are sold. If all of the offered shares are purchased, we intend to use the proceeds for technical equipment, tooling, development expenses, wages for employees/contractors, and marketing expenses. See "Use of Proceeds". There is no minimum amount required to be raised in this offering, however, if less than $1,250,000 is raised, investors may lose their entire investment because we will not have sufficient capital to fund our operations. There is no guarantee that we will even raise enough funds to cover the expenses of this offering.

RISK FACTORS

In addition to the other information in this prospectus, the following risk factors should be considered carefully in evaluating our business before purchasing any of our shares of common stock. A purchase of our common stock is speculative in nature and involves a lot of risks. No purchase of our common stock should be made by any person who is not in a position to lose the entire amount of his investment.

Risks related to our business:

We may not be able to further implement our business strategy unless sufficient funds are raised in this offering. If we do not raise at least $1,250,000 we may have to cease operations, which could cause investors to lose their investment in us.

In order to fund our operations, we believe that we need minimum proceeds of approximately $1,250,000 from this offering. We believe that $1,250,000 will be sufficient to pay for the expenses of this offering and conduct our proposed business activities. Moreover, we hope to raise $5,000,000, which would allow us to implement our business plan to the full extent that we envision. We may not realize sufficient proceeds to complete further business development costs, or to provide adequate cash flow for planned business activities. Our inability to raise sufficient funds in this offering may significantly hinder our ability to continue operations. If we fail to raise sufficient funds in this offering, investors may lose their entire cash investment.

We have a limited operating history upon which an evaluation of our prospects can be made.

We were incorporated in April 1997. Our lack of profitable operating history makes an evaluation of our business and prospects very difficult. Our prospects must be considered speculative, considering the risks, expenses, and difficulties frequently encountered in the establishment of a new business. We cannot be certain that our business will be successful or that we will generate significant revenues.

Because we are a development stage company, we have no revenues to sustain our operations.

We are a development stage company that is currently developing our business. To date, we have generated only minimal revenues, primarily from licensing activity. The success of our business operations will depend upon our ability to obtain licensees/customers and provide quality services to them. We are not able to accurately predict whether we will be able to develop our business and generate significant revenues. If we are not able to complete the successful development of our business plan, generate significant revenues and attain sustainable operations, then our business will fail.

We anticipate that we may need to raise additional capital to market our products and services. Our failure to raise additional capital will significantly affect our ability to fund our proposed marketing activities.

We are currently not engaged in any sophisticated marketing program to market our services because we lack sufficient capital and revenues to justify the expenditure. We need to raise at least $1,250,000 to pay for the costs of this offering and fund our proposed business activities. We believe that we will need to raise $5,000,000 in this offering to fully implement our business plans. However, we may need to spend more funds on marketing and promotion than we have initially estimated. Therefore, if we need additional funds, we will need to raise additional capital in addition to the funds raised in this offering. We do not know if we will be able to acquire additional financing at commercially reasonable rates. Our failure to obtain additional funds would significantly limit or eliminate our ability to fund our sales and marketing activities. Investors may lose all of their investment if we are unable to continue operations and generate revenues, or if we do not raise sufficient funds in this offering.

We may not have sufficient financial resources to fund our operations if the offering is substantially undersold.

There is no minimum offering amount for this offering. We may not sell any or all of the offered shares. If the offering is substantially undersold, investors may lose their entire investment because we will not have sufficient capital to fund our operations. If we do not sell all of the offered shares, we may also be forced to limit any proposed business activities, which will hinder our ability to generate revenues.

Investors in this offering will suffer immediate and substantial dilution of their investment because they will provide 56% of the total historical contributed capital in exchange for a 4.74% equity interest (assuming sale of all the offered shares) in the company.[1]

The initial offering price is substantially higher than the pro forma net tangible book value per share of our outstanding common stock, which is a *negative* $0.12 per share (-$0.12). Some existing shareholders have paid considerably less than the amount to be paid for the common stock in this offering (after adjustment for the recent stock split). As a result, with the offering price of $2.50 per share, investors purchasing common stock in this offering will incur immediate dilution of *negative* -$2.62 in pro forma net tangible book value per share of common stock as of July 31, 2011, if all of the offered shares are sold.

---

[1] Freedom Motors has chosen to expense all engine development related cost in the current year. This includes items like molds, prototype engines, fixtures, etc. While this reduces the Company's apparent hard assets it minimizes county inventory taxes, which are substantial in California. Furthermore the Company's production equipment including CNC machining centers, lathes, grinders, tooling and inspection equipment are all fully depreciated. Replacement cost for this equipment exceeds $12 million.

Current Issued and Outstanding Shares of Common Stock: 40,222,860

Number of Shares being offered: 2,000,000

Dilution at:	25%	50%	75%	100%
Number of Shares sold:	500,000	1,000,000	1,500,000	2,000,000
New total outstanding:	40,722,860	41,222,860	41,722,860	42,222,860
Dilution factor:	1.24%	2.49%	3.73%	4.97%

We may not realize sufficient proceeds from this offering to implement our business plan, as we are offering shares on direct participation basis, rather than using the experience of a dealer-broker.

We are offering shares on a direct participation basis. No individual, firm, or corporation has agreed to purchase any of the offered Shares. We cannot guaranty that any or all of the shares will be sold. A delay in the sale of the shares in this offering can be expected to cause a similar delay in the implementation of our business plan.

Our officers and directors are engaged in other activities that could conflict with our interests. Therefore, our officers and directors may not devote sufficient time to our affairs, which may affect our ability to conduct marketing activities and generate revenues.

The individuals serving as our officers and directors have existing responsibilities and may have additional responsibilities to provide management and services to other entities. As a result, conflicts of interest between us and the other activities of those entities may occur from time to time, in that our officers and directors shall have conflicts of interest in allocating time, services, and functions between the other business ventures in which he may be or become involved and our affairs.

We have generated only minimal revenues from our operations.

In the absence of significant sales and profits, we will seek to raise additional funds to meet our working capital needs principally through the additional sales of our securities. However, we cannot guaranty that we will be able to obtain sufficient additional funds when needed, such as the funds we are attempting to raise in this offering, or that such funds, if available, will be obtainable on terms satisfactory to us. If we do not raise sufficient funds in this offering, we may not be able to continue in business. As a result, our accountants believe that substantial doubt exists about our ability to continue operations.

Risks related to owning our common stock:

We arbitrarily determined the offering price of the shares of common stock. Therefore, investors may lose all or part of their investment if the offering price is higher than the current market value of the offered shares.

The offering price of the shares of common stock being offered by us has been determined primarily by our capital requirements and has no relationship to any established criteria of value, such as book value or earnings per share. Additionally, because we have no significant operating history and have only generated minimal operating revenues to date, the price of the shares of common stock is not based on past earnings, nor is the price of the shares indicative of current market value for the assets owned by us. Investors could lose all or a part of their investment if the offering price has been arbitrarily set too high. Even if a public trading market develops for our common stock, the shares may not attain market values commensurate with the offering price.

No Existing Market for the Securities.

There is no public market for the securities offered herein, and no assurance can be given that any such market will develop. The investor should be prepared to bear the risk of an illiquid investment for an indeterminate period of time.

We are highly dependent on our principal officers.

The success of our Company will be largely, if not entirely, dependent upon the management and operational skills and efforts of our Chairman, Dr. Paul S. Moller and our Chief Executive Officer, Jim Toreson. These officers have formulated the overall business objectives and corporate strategy for the Company. The loss of their services for any reason could have an adverse affect on the Company's business prospects. The Company does not maintain key person life insurance on any of its officers or directors.

We are an affiliate of Moller International, Inc. ("MLER") a publicly traded company.

Its founder, Dr. Paul S. Moller, owns a majority of the outstanding shares of Moller International, Inc. Dr. Moller also owns a majority of the outstanding shares of Freedom Motors, Inc. Due to its status as a public company, Moller International, Inc. is subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and other recent federal securities legislation. Due to our close ownership and business relationship with Moller International, which includes some commonality of officers, directors, controlling shareholder and business premises, any violations of the securities laws by Moller International would likely have an adverse effect on us. Similarly, if Moller International suffers any adverse financial event, we would likely be harmed economically as well.

Further, we have a long-standing and ongoing business relationship with Moller International because we have licensed the Rotapower® technology from them and we have on obligation to make royalty payment to them. In addition, we owe approximately $4,450,000 to Moller International for prior advances to us.

Our controlling shareholder, Chairman and Board member Dr. Paul S. Moller is currently subject to a Chapter 11 bankruptcy reorganization proceeding.

Dr. Paul S. Moller, Chairman, and his wife filed a petition for reorganization under Chapter 11 of the Federal Bankruptcy Act on July 31, 2009 in the United States Bankruptcy Court for the Eastern District of California. Dr. Moller's primary assets include accounts receivable from Moller International, Inc., a publicly traded company ("MLER"), and the shares of Moller International, of which he owns or controls more than 50%. Dr. Moller also owns more than 50% of our outstanding shares. (See "Security Ownership of Certain Beneficial Owners and Management".

The Moller's Chapter 11 Plan of Reorganization was approved by the Bankruptcy Court on July 7, 2011. See Exhibit G. The Administrator of the Plan, Jon Tesar, has legal control of the Moller's assets for purposes of implementing the Plan, which includes collecting funds and/or assets belonging to Dr. and Mrs. Moller and distributing available cash to their creditors.

The Administrator has stated that the accounts receivable of Dr. Moller from Moller International are a priority in terms of collecting funds for the bankruptcy estate. We are indebted to Moller International in the amount of approximately $4,450,000. That debt is clearly an important account receivable to the Administrator. At the same time, any legal action against Moller International or Freedom Motors could have a serious negative impact on the value of the Moller International shares, a situation the Administrator wishes to avoid.

Nevertheless, the Administrator has the legal right to sell the Mollers' MLER shares. The Administrator also has the legal right to sell the shares of our company, Freedom Motors, Inc., that are owned by Dr. and Mrs. Moller. If Dr. Moller loses some or all of his shares in either Moller International or Freedom Motors, Inc., his ability to continue directing the business and operations of the two companies could be seriously impaired.

FOR ALL OF THE FOREGOING REASONS AND OTHERS SET FORTH IN THIS OFFERING CIRCULAR, THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. ANY PERSON CONSIDERING AN INVESTMENT IN THE SHARES OFFERED HEREBY SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH HEREIN. THESE SHARES SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD A TOTAL LOSS OF THEIR INVESTMENT IN THE COMPANY.

Forward Looking Statements

Information in this Offering Circular contains "forward looking statements" which can be identified by the use of forward-looking words such as "believes", "estimates", "could", "possibly", "probably", "anticipates", "estimates", "projects", "expects", "may", "will", or "should" or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to those forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results anticipated by those forward-looking statements. Among the key factors that have a direct bearing on our results of operations are the costs and effectiveness of our operating strategy. Other factors could also cause actual results to vary materially from the future results anticipated by those forward-looking statements.

USE OF PROCEEDS

We will utilize the $5 million derived from this Offering to complete development of the compound engine, acquire initial tooling and equipment and complete a pilot production run of the CRE 150cc and 450cc displacement models. The table below demonstrates our intended application of the offering proceeds based on alternative amounts of offering proceeds.

Use Category	If Maximum Sold	If $3.5 Million Sold
Manufacturing/Assembly Equipment	$800,000	$560,000
Machine Tools	550,000	$385,000
Tooling	500,000	$350,000
Testing Equipment	75,000	$52,500
Inspection Equipment	75,000	$52,500
Office & Logistics Equipment	50,000	$35,000
Marketing	125,000	$87,500
Development & Test	1,500,000	$1,050,000
G & A	375,000	$262,500
Facilities*	200,000	$140,000
Payments on recent services	750,000	$525,000
Total	$5,000,000	$3,500,000

Use Category	If $2.5 Million Sold	If $1.25 Million Sold
Manufacturing/Assembly Equipment	$400,000	$200,000
Machine Tools	$275,000	$137,500
Tooling	$250,000	$125,000
Testing Equipment	$37,500	$18,750
Inspection Equipment	$37,500	$18,750
Office & Logistics Equipment	$25,000	$12,500
Marketing	$62,500	$31,250
Development & Test	$750,000	$375,000
G & A	$187,500	$93,750
Facilities*	$100,000	$50,000
Payments on recent services	$375,000	$187,500
Total	$2,500,000	$1,250,000

*Facilities payments as noted in "Our Facilities" Section.

The above numbers are estimates since we expect to collaborate with our joint venture entity, Eco-Rotary, Inc. (see "Joint Venture Agreement" below) to acquire those parts that are common between the basic and compound engines (estimated at 75%). The chief advantage in acquiring parts jointly with Eco-Rotary, Inc. is the ability to acquire these parts at a burdened cost plus 10% while lowering equipment costs. If Eco-Rotary, Inc. is not able to jointly purchase some or all of the common parts, then Freedom Motors will contract with other suppliers and purchase many or most of these parts from such sub-contractors. This will raise the price of the parts which may require an increase in the product price or a reduction in profitability."

We believe that we can meaningfully pursue a less expansive, more focused business model if only 25% of the total offering amount ($1,250,000) is raised, as shown above. In the event that less than 25% of the offering is sold, the Company will use the offering funds in such manner as management deems most beneficial to the Company. However, it is more likely than not that a failure to raise at least 25% of the offering amount will result in the Company's inability to pursue its business objectives, which could result in an investor's loss of his entire investment."

A scaled-down, more focused business model is one that concentrates on the 150cc model engine and deletes efforts to introduce diesel as a fuel. Introducing diesel fuel requires a number of component developments that are costly, while diesel versions of the engine are likely to be in higher demand in Europe than in North America.

The order of priority in which the offering proceeds will be used is for a pilot production run (150-200 units) of only the Rotapower® 150cc model, which constitutes the largest portion of the engine requested by the letters of intent we have in hand and is also the most production-ready of the engines we have developed.

Joint Venture Agreement

We have entered into a Joint Venture Agreement with Venture-Net Partners, LP2, which has led to the organization of EcoRotary, Inc., an Arizona corporation. EcoRotary, Inc. has agreed to acquire the "basic" engine license from us in exchange for payment of a license fee of $7.5 million. EcoRotary, Inc. is currently engaged in a private offering of its shares under Regulation D, Rule 506 of the Securities Act of 1933 in order to raise the sum of $25,500,000. A portion of those offering proceeds will be used to pay the license fee to us. There can be no assurance that EcoRotary, Inc. will be successful in raising all or any of the offering amount. If we receive the license fee from EcoRotary, Inc. as agreed, we will utilize the funds to bring our compound engine into volume production.

Approximately 15% of the proceeds of this offering will be used to discharge indebtedness to our affiliate, Moller International, Inc. pursuant to the Technology Licensing Agreement dated October 28, 1999, as amended. A copy of the Technology Licensing Agreement and the 2011 amendment are included in Exhibit E.

We estimate the cost of acquiring technical equipment for operations to be $1.3 million, including all production and production-related equipment. All such acquisitions will be made from third-party vendors at arms' length.

No amount of the proceeds of this offering will be used to reimburse any officer, director, employee, or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise.

Assuming that this offering is successful in raising at least 25% of the maximum offering amount, we do not presently anticipate having within the next twelve months any cash flow or liquidity problems. See Risk Factors (Pages 6 to 10). The Company is not in default or in breach of any note, loan, lease, or other indebtedness or financing arrangement requiring the Company to make payments. The Company has no trade payables. The Company is not subject to any unsatisfied judgments, liens, or settlement obligations. In the event that less than 25% of the offering is sold, the Company will use the offering funds in such manner as management deems most beneficial to the Company. However, it is more likely than not that a failure to raise at least 25% of the offering amount will result in the Company's inability to pursue its business objectives, which could result in an investor's loss of his entire investment.

It is important to note that we owe a substantial contract payable to our affiliate, Moller International, Inc. in the amount of $4,320,576. Approximately 15% of the offering proceeds will be applied to reduce that obligation.

Determination of Offering Price

Factors Used to Determine Share Price. The offering price of the 2,000,000 shares of common stock being offered by us has been determined primarily by our capital requirements and has no relationship to any established criteria of value, such as book value or earnings per share. Additionally, because we have no significant operating history and have only generated limited revenues to date, the price of the shares of common stock is not based on past earnings, nor is the price of the shares indicative of current market value for the assets owned by us. No valuation or appraisal has been prepared for our business and potential business expansion.

Dilution

We intend to sell 2,000,000 shares of our common stock. We were initially capitalized by the sale of our common stock. The following table sets forth the number of shares of common stock purchased from us, the total consideration paid and the price per share. The table assumes all 2,000,000 shares of common stock will be sold.

The following table sets forth the difference between the offering price of the shares of our common stock being offered by us, the net tangible book value per share, and the net tangible book value per share after giving effect to the offering by us, assuming that 100% and 50% of the offered shares are sold. Net tangible book value per share represents the amount of total tangible assets less total liabilities divided by the number of shares outstanding as of July 31, 2009. Totals may vary due to rounding.

	100% of offered shares are sold	**50% of offered shares are sold**
Offering Price	$2.50 per share	$2.50 per share
Net tangible book value at 06/30/11	$(0.13) per share	$(0.13) per share
Net tangible book value after giving effect to the offering	$0.00 per share	$(0.06) per share
Increase in net tangible book value per share attributable to cash payments made by new investors	$0.12 per share	$0.06 per share
Per Share Dilution to New Investors	$2.57 per share	$5.14 per share
Percent Dilution to New Investors	103%	206%

Selling Security Holders

There are no selling security holders in this offering. All current shareholders have entered into a "lockup agreement" by which they have agreed not to sell any of their shares for a period of six (6) months following qualification of this Offering Statement with the Securities and Exchange Commission.

Plan of Distribution

Primary Offering. We are offering for sale 2,000,000 shares of our common stock on a best efforts basis with no minimum. There is no minimum amount that must be sold, and we will receive any proceeds from this offering immediately upon the acceptance of subscription agreements we receive. We will accept or reject any subscription agreement within ten days of receipt, and any checks submitted with rejected subscription agreements will be returned promptly.

We have not conducted any discussions or negotiations for the sale of all or any portion of those 2,000,000 shares of our common stock. There is no minimum number of shares that must be purchased by each prospective purchaser and the maximum number of shares we will sell is 2,000,000. We will not pay any commissions or other fees, directly or indirectly to any person or firm in connection with solicitation of sales of the common stock. We will not conduct any aspect of this offering online, nor is any such online offering contemplated. This offering will terminate on July 31, 2013, unless extended at our option for an additional 90 days.

Our officers and directors do not have any agreement or plan to purchase any shares in this offering.

We have not retained a broker for the sale of securities being offered. In the event we retain a broker who may be deemed an underwriter, an amendment to the Offering Statement will be filed.

The shares of common stock being offered by us have not been registered for sale under the securities laws of any state as of the date of this prospectus. We intend to register or qualify the offered shares in the following states: California, Texas, Nevada and Colorado.

Description of Securities

We are authorized to issue 50,000,000 shares of $.0001 par value common stock. As of June 30, 2011, there were 40,535,205 shares of our common stock issued and outstanding.[2]

Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock. Holders of shares of our

[2] In June 2011, our Board of Directors approved a 5-for-1 stock split of our common shares, resulting in the currently outstanding 40,535,205 shares.

common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Article IX of our By-Laws (Exhibit B) permits the Board of Directors to "make, adopt, alter, amend and repeal. . .by-laws of the Corporation." To this extent, rights of the shareholders may be affected by vote of the Board. However, any such action by the Board is subject to alteration, amendment or repeal by the shareholders. All of the current shareholders have entered into a "lockup agreement" that restricts them from selling any currently-owned shares until the expiration of six (6) months after the date of qualification of this offering by the Securities and Exchange Commission.

Our Articles of Incorporation (Exhibit A) authorize the issuance of up to 20,000,000 shares of preferred stock. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions associated with such preferred shares. No preferred shares have been issued by us. In the event that preferred shares are issued in the future, it is possible that the rights of the common shareholders could be adversely affected thereby.

Executive Officers and Directors. Our directors and principal executive officers are identified as follows:

Name	**Position(s)**
Paul S. Moller	Chairman and Director
Jim Toreson	CEO, President and Director
Stephen P. Smith	Director and Chief Financial Officer
Kerry K. Bryant	Director
William Strons	Director
David W. Wesley	Director and Chief Operating Officer

Paul S. Moller, Ph.D., Chairman—Dr. Moller founded our Company and served as an officer and direction since its formation. He holds a Masters in Engineering and Ph.D. from McGill University. Dr. Moller was a professor of Mechanical and Aeronautical Engineering at the University of California, Davis, from 1963 to 1975, where he developed the Aeronautical Engineering program. In 1972 he founded SuperTrapp Industries and was its Chief Executive Officer as SuperTrapp became a name recognized internationally for high-performance engine silencing systems. SuperTrapp Industries was sold in 1988. In 1983 he founded Moller International, Inc. (MLER) to develop powered lift aircraft. Under his direction Moller International completed contracts with NASA, NOSC, DARPA, NRL, Harry Diamond Labs, Hughes Aircraft Company, California Department of Transportation and the U.S. Army, Navy, and Air Force. These contracts included the development and deployment of numerous unmanned aerial vehicles and Wankel based Rotapower® engines. Dr. Moller has received 43 patents including the first U.S. patent on a fundamentally new form of powered lift aircraft. In 1980 he developed the Davis Research Park, a 38-acre commercial-research complex within the city of Davis, CA in which the premises of Moller International is located. **See "Risk Factors" above regarding the 2009 Chapter 11 bankruptcy reorganization of Dr. and Mrs. Paul Moller.**

Jim Toreson, Ph.D., Chief Executive Officer—Dr. Toreson has over 16 years experience as a chief executive, and over 20 years experience in manufacturing, including quality control, materials management, JIT production, process control, and manufacturing engineering. In addition he has eight years of experience in flexible automation, statistical process control (SPC), and quality system including ISO 9000 and Six Sigma programs. During the past five years, simultaneous with Dr. Toreson's position on the Freedom Motors Board of directors, he has been serving as Chairman and President of Toreson Industries, Inc., a privately held Nevada Corporation, and as a member of Board of Directors, Chair of the Audit, Compensation and Executive Committees of Chineseinvestors.com Inc, a California Corporation. Neither of these firms have any affiliation or business with Freedom Motors. Chineseinvestors.com, is an Internet portal serving the world-wide ethnic Chinese marketplace for financial services. Dr. Toreson has also served as VP of Marketing and Sales of APPIANT Technology, Inc., a NASDAQ company providing ASP services for speech recognition; and VP of Business Development for eSpaces, a company providing physically secure and cyber-secure work spaces. Dr. Toreson has a BSEE and MSEE from the University of Michigan, a Dr. of Science from the University of Nevada, and has completed coursework for his PhD EE at the University of Pennsylvania. He was appointed as our Chief Executive Officer in 2011. Dr. Toreson's leadership has been a key factor in our ability to maintain a positive and productive outlook during the past several years. He has helped establish goals for manufacturing with real-world experience regarding potential overseas partners and suppliers.

Kerry K. Bryant, Director—Mr. Bryant has more than 25 years of successful experience in manufacturing, distribution, dealer, and retail businesses. His background in the power sports industry includes motorcycle, automotive, marine and industrial markets. Background based upon practical application and proven results of concept, design, research & development, manufacturing, marketing, accounting and sales. While working with Paul Moller as SuperTrapp Industry's Director of Sales and Marketing (1982-1993), Mr. Bryant helped position the company as a leading and recognized performance exhaust system/muffler provider. Mr. Bryant is a graduate of MTI Western Business College with a degree in Accounting and Business Mathematics and was a professional motorcycle road racer for 13 years, winning many championships and track records, including the Grand National Circuit & World Championship. He has traveled extensively across the USA, Europe and Japan and is still active in the power sport, as well as Motocross, Dirt track and Super Motard. He is an "A" rated Racquet Ball player. He is President of Area P, Inc. a design, engineering, R&D, and manufacturing facility serving the motorcycle and automotive industry. Mr. Bryant's practical experience and business knowledge have helped to refine the Company's marketing and manufacturing objectives.

William Strons, Director—Is a recently retired Management Consulting Executive and past owner of Admiral Consulting Group, LLC, a Management Consulting and Information Technology Services Company. Admiral Consulting offered Management Consulting, Project Management, IT Security and Audit services primarily to manufacturing companies. Admiral Consulting had no connection to Freedom Motors at any time. Prior to Admiral Consulting, Mr. Strons was an Engineer at Boeing for 9 years and senior executive at several manufacturing and Management consulting companies. Mr. Strons is a graduate of Illinois Institute of Technology with a B.S. in Physics. Mr. Strons was identified by Coopers & Lybrand as Employee of the Year when working as a Senior Project Director and received a Value in Performance Award from the McDonnell Douglas Div. of Boeing. Mr. Strons' background and experience in Information Technology, Financial planning and financial system management has helped Freedom Motors shape its business processes and define its near-term production metrics.

Stephen P. Smith, CFO and Director— In March 2006, after nearly 10 years of technical accounting and financial reporting experience, Mr. Smith was offered his current, equity partner position at Vaco Los Angeles, LLC. Vaco is a leading provider of interim consultants in the areas of corporate finance, accounting, tax and information technology with 28 offices nationally. Vaco also specializes in contingent and retained searches for its clients. No business relationship exists between Vaco and Freedom Motors and the two entities are independent of each other. Mr. Smith began his professional career after graduating with a Bachelor's degree in accounting from Fairfield University in Connecticut. His first position was at Deloitte & Touche in Stamford where he achieved Senior Accountant status and earned his CPA. Subsequent to his tenure with Deloitte, Mr. Smith accepted the Manager of Accounting position at Universal Studios Hollywood in Universal City, CA. After completing his MBA with an emphasis in finance at Pepperdine University in December 2004, Mr. Smith was hired by CB Richard Ellis Investors Group to manage its global financial reporting function out of Los Angeles. Mr. Smith's accounting and auditing experience has allowed him to provide Freedom Motors with excellent advice on a wide range of financial matters and is helping us achieve lower accounting costs while improving the speed and quality of our financial reporting.

David W. Wesley, COO and Director-- Mr. Wesley has over 40 years of experience managing various manufacturing companies. These positions include President, Australian operations of Intercast-Forge where he had multi-site responsibilities to develop and expand Manufacturing Operations. Prior to that he held a number of management positions at GNB, including Director of Manufacturing Operations where he had division-wide responsibility for the management of four manufacturing facilities producing industrial lead-acid batteries and power systems, including process and facility engineering, environmental/health safety issues as well as purchasing. Most recently he was site manager for Turbine Technologies at Esco Corporation where he implemented lean manufacturing principles with metric development, Kaizen events, TPM 5S and Champion training within each facility. Mr. Wesley received his Bachelor of Science degree in Finance from Portland State University in Oregon.

All directors hold office until the completion of their term of office, which is not longer than one year, or until their successors have been elected. All officers are appointed annually by the board of directors and ratified by a vote of the shareholders during the Annual Shareholders meeting. They are subject to employment agreements (which do not currently exist) and serve at the discretion of the board. Directors currently receive no cash compensation for service as members of the Board, however they are granted an option to acquire stock in the Company for each year of service. Issued and outstanding stock options for each director are listed in the table below.

There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any of our officers or directors from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony. Nor are any of the officers or directors of any corporation or entity affiliated with us so enjoined.

The Company has not taken any precautions to obtain releases or consents from any prior employers of the Officers, Directors or other key personnel.

The Company does not have any key man life insurance policies on any of its Officers, Directors or key personnel.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and abilities of management are often considered significant factors in the success of a business.

Security Ownership of All Directors and Officers

The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 28, 2011, by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, each of our directors and named executive officers, and all of our directors and executive officers as a group.

Title of Class	Name and Address of Beneficial Owner	No. of Shares (Nature of Beneficial Owner)	Percent of Class if No Shares are Sold	Percent of Class if 1,000,000 Shares are Sold	Percent of Class if 2,000,000 Shares are Sold
Common Stock	Paul S. Moller, 1222 Research Park Dr., Davis, CA 95618	22,693,945 (1) Chairman & Director	56.42%	55.05%	53.75%
Common Stock	Rosa M. Moller, 1222 Research Park Dr., Davis, CA 95618	22,693,945 (1) Spouse of Chairman & Director	56.42%	55.05%	53.75%
Common Stock	All directors and named executive officers as a group	22,764,060	56.59%	55.22%	53.91%

(1) Paul S. Moller, our Chairman and director, who owns 21,032,220 shares, is the spouse of Rosa M. Moller, who owns 1,661,725 shares. Therefore, each beneficially owns 22,693,945 shares of common stock, which equals approximately 56% of our issued and outstanding common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In accordance with Securities and Exchange Commission rules, shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of our common stock indicated as beneficially owned by them.

OUTSTANDING EQUITY AWARDS AT FEBRUARY 29, 2012

OPTION AWARDS						STOCK AWARDS			
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Paul S. Moller									
Kerry Bryant	5,000			$1.70	6/15/2014				
James Toreson	5,000			$1.70	6/15/2014				
William Strons	5,000			$1.70	6/15/2014				
Stephen Smith	5,000			$1.70	6/15/2014				
David Wesley									
Former Board Members									
Umesh Khimji									
Lewis Keading									
Wolfgang Borstede									
James C. Price									
Michael Marevich									
Phillip Larson	23,529			$2.13	6/15/2014				

Changes in Control. The Administrator in Dr. and Mrs. Paul Moller's Chapter 11 Reorganization has the legal right to sell the Moller's Freedom Motors shares, the sale of which could result in a change in control if all of the shares were sold to a single buyer or a small number of buyers. The Adminstrator has stated that it is not his intention to attempt to sell any shares of Freedom Motors because such sale would likely have a negative impact on the market value of the MLER shares. He has stated that he intends to follow the Rule 144 limitations of sales of not more than 1% of the outstanding MLER shares owned by the Mollers per calendar quarter, even though he is not legally required to do so. He does not have the legal right to sue our company for the $4,450,000 we owe to Moller International, since such a lawsuit would require approval by the Moller International Board of Directors, which continues to run the business of Moller International. See "Risk Factors".

Committees. Our Board of Directors does not currently have a compensation committee or nominating and corporate governance committee because, due to the Board of Director's composition and our relatively limited operations, the Board of Directors believes it is able to effectively manage the issues normally considered by such committees. Our Board of Directors may undertake a review of the need for these committees in the future.

Audit Committee and Financial Expert. Presently, the Board of Directors acts as the audit committee. The Board of Directors does not have an audit committee financial expert. The Board of Directors has not yet recruited an audit committee financial expert to join the board of directors because we have only recently commenced a significant level of financial operations.

Code of Ethics. We do not currently have a Code of Ethics that applies to all employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We plan to adopt a Code of Ethics.

Dividend Policy. We have never declared or paid a cash dividend on our capital stock. We do not expect to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business. Any dividends declared in the future will be at the discretion of our board of directors.

Our Articles of Incorporation and our Bylaws do not contain any provisions which were included to delay, defer, discourage or prevent a change in control.

Interest of Named Experts and Counsel

No "expert" or our "counsel" was hired on a contingent basis, or will receive a direct or indirect interest in us, or was a promoter, underwriter, voting trustee, director, officer, or employee of the company, at any time prior to the filing of this Offering Statement.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Article Eighth of our Articles of Incorporation provides, among other things, that the liability of our officers and directors to the shareholders shall be limited to the maximum extent permissible under Nevada law. Nevada law permits such limitation of liability for monetary damages for breach of fiduciary duty as an officer or a director, except for liability:

for acts or omissions not in good faith or which involve intentional misconduct, fraud or a knowing violation of law; or

for unlawful payments of dividends or unlawful stock purchase or redemption by us.

Article X of our Bylaws also provides that our officers and directors may be indemnified for costs and attorneys' fees incurred as a result of actions alleging negligence or misconduct.

Accordingly, our directors may have no liability to our shareholders for any mistakes or errors of judgment or for any act of omission, unless as provided under the Nevada Revised Statutes, the act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to our shareholders as provided.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that act and is, therefore, unenforceable.

DESCRIPTION OF OUR BUSINESS

HISTORY

FREEDOM MOTORS, Inc. ("the Company" or "we") was incorporated in April 1997 as a subsidiary of Moller International, Inc. ("MLER"), which had, as one of its business lines, designed and developed single and multi-rotor engines for use in various applications such as personal watercraft (PWC), snowmobiles and auxiliary power units (APU). We were granted an exclusive, world-wide manufacturing and marketing license from Moller International to produce and market Rotapower® engines for all applications except ducted fans and aircraft. The Rotapower® engine is based upon previous research and applications of the Wankel engine, best-known for its use by Mazda in the 1980s.

Soon after our formation, we collaborated with Moller International on a project resulting in a Cooperative Research and Development Agreement with The National Center for Manufacturing Sciences and the (former) McClellan Air Force Base in Sacramento, California (SMALC). Under this collaboration a $1 million contract was issued for the development of a detailed manufacturing plan for the production of single and multi-rotor versions of the Company's 450 cc series engines. Unfortunately, this program was not executed upon when McClelland AFB was closed as a result of BRAC 1995.

In late 1997 the assets of Infinite Engine Company, a wholly owned subsidiary of Infinite Machines Corporation were acquired by Moller International. These assets included the tooling necessary to produce a 650cc single and 1300cc twin rotor liquid-cooled marine engine.

In 2001, we were "spun-off" in a corporate reorganization of Moller International to become a stand-alone affiliate of Moller International. In addition to exclusive worldwide licensing rights, we also retained the tooling assets acquired from Infinite Engine Company.

Since our inception, we have not generated revenues related to production of the Rotapower® engine. Our revenues have been derived from various special projects, Thermofan engineering contracts and the sale of certain license rights. (See Part F/S, "Financial Statements.)

OUR PRODUCT

Current Status Of Rotapower Engine Development

As a result of on-going engine development and testing, we now believe that the Rotapower® rotary engine is ready for pre-production qualification and testing. While Freedom Motors has yet to achieve any significant revenues from the product, it is our considered opinion that we can proceed with a limited production run of engines and use the engines from this effort to further validate our design. A limited number of engines (between 150-to-200) will be produced with funds obtained through this offering and offered to firms who have provided the Company with conditional orders or letters of intent to purchase production engines for test and evaluation in their products. Feedback from this program will be used to prioritize application specific requirements for high-volume manufacturing techniques being considered by the Company.

The products the company plans to produce have all been created with either "hard tooling" as in the case for the 450cc engine, or through rapid prototyping as was done for the 150cc engine. Both of these engines have been thoroughly tested in this form on a dynometer and subsequently in various products.

The next stage is to produce permanent molds, preferable where possible using lost-foam technology. Once this is done and following further dynometer testing these models are deliverable to various Original Equipment Manufacturers (OEM) for testing and demonstration in their products. None of the current unknowns of the engine relate to reliability at this stage, but rather to the ease of manufacture. No plans exist to substitute new or unproven technology in the engines. Much of the technology being used was fully developed by Outboard Marine Corporation. Freedom Motors has only made changes where they have been demonstrated to extend the life of the engine, for example extending the average 1,000 hour seal life to 10,000+ hours.

Rotapower 27cc Rotor Displacement Series

Our 27cc Rotor Displacement Series is the least-tested engine, although it is the most completely accessorized. That is because it is able to use a lot of the off-the-shelf components from the 2-stroke industry. Our experience with this engine is that it has to be machined with close tolerances because any leakage is much more detrimental on a small engine. We have not emphasized this engine because it faces tough competition from the small 2-strokes and even 4-strokes since the competition produces this size engine in the millions of units per year on very high volume production equipment, mostly in China. The long life attribute of our Rotapower® engine is not a selling point in a market where the design life is very short (a few hundred hours). We used rapid prototyping tooling for much of it so effectively it needs to be completely tooled in order to provide Beta engines comparable to production engines. It is presently designed to use oil in the fuel to lubricate the engine. We had this engine completely analyzed as to its cost in China including all accessories. It was priced at $30, which turned out to be essentially identical to the 2-stroke unit it could replace, but this was the one million unit price. Our view is that this engine is an ideal candidate to be licensed to a major small engine manufacturer after some further testing.

Rotapower 150cc Rotor Displacement Series

The 150cc engine was a scaled-down version of our 650cc engine, which was the most advanced engine that OMC developed (circa 1980). It has proven to be very reliable and we have never had a failure of any component. It is designed to be a low-cost engine that could be built without any special equipment (side-seal slot machining is simplified) to avoid use of side-seal slotter. This slightly increases the emissions and fuel consumption but emissions are so low it does not matter. The long block is tooled for sand casting but ideally for large numbers one would want to go to lost foam casting, or if possible, die casting. Die-casting tooling is expensive but it is what OMC used initially on their 530cc engine. By using a high silicon content aluminum alloy an experienced casting operation can eliminate a plated or sprayed coating on the end housings. We presently metal spray the end housing, which is not an issue on the 450cc or 650cc but would be relatively expensive for the lower priced 150cc. We have accessorized this engine but it would need more research to minimize accessory cost and maximize production.

The 150cc is a hard engine to price out if it is to be produced in very large numbers when die-casting comes into play. Our business plan assumes some sand casting and some lost foam casting, but does not address die-casting, which is probably appropriate if one is producing over 10,000 units per year.

Rotapower 450cc/530cc Rotor Displacement Series[3]

This is the model that we believe addresses the majority of our present Letters of Intent (LOI) applications for Plug-in Hybrid Electric Vehicles (PHEV), recreational vehicles and as the raw components required for aircraft engines, including Moller International's volantors).

This is our only modularly-designed engine series with the ability to be configured with one to six rotors (50 to 300 hp). The only requirement is to change the through bolts to the appropriate length for the assembly. This range of horsepower commands a premium price from $1,500/$2,500 for a industrial/recreational version and $35,000 to $40,000 for an FAA certified 300 hp version.

This is the only model we have run on alcohol, propane, natural gas, gasoline and diesel fuels. We have derived our emissions data from this model and run thousands of hours on the dynometer as we tested various manufacturing and accessory options. We completed the FAA required 150-hour endurance test at maximum power on this engine. This is our only displacement that presently incorporates both our patented lubrication system and our parallel path rotor cooling arrangement. It is fully tooled with sand cast tooling. Ideally we would make two changes prior to going to permanent molds and lost foam tooling.

1. We would convert to metric dimensions (all our other engine displacements are metric due to being more recently developed). This is a relatively simple process since the bearings are already metric and the castings would not change significantly. There would be some minor changes to the machining operations and all bolts and accessory interfaces would change to metric measurements.

2. We would narrow the rotor and rotor housing to convert from 530cc to 450cc. Recent research has established that the combustion efficiency will improve by 8 to 10% with this change plus it separates this size from the 650cc. Again, this change involves very little additional cost beyond that required to produce volume production tooling.

Finally, this basic engine evolved from the OMC engine developed in the early 1970s that subsequently accumulated millions of hours of operation with many still running today in the OMC snowmobile. Specifically for application to the PHEV market, we would probably want to pursue direct fuel injection to further lower specific fuel consumption, but that is primarily an accessory add-on and at most would include a new pocket machined in the rotor.

Rotapower 650cc/1300cc Rotor Displacement Series

This engine is best suited for the industrial market, and probably should be set aside for the moment. The basic engine was thoroughly tested at OMC and was their state-of-the-art engine in the 1980s. Subsequently we have tested models of this engine with improved seals, our rotor housing coating and better rotor bearings. We have also converted the design to use metric units. However we have not as yet incorporated our improved rotor cooling technique which we anticipate would lengthen the engine's life.

---

[3] In its early form, this design was referred to as the "530" series, as it had a single-rotor displacement of 530cc. The Company has concluded from its own studies and from literature in the public domain that combustion geometry can be improved by narrowing the rotor slightly to displace 450cc, therefore the redesigned engine is now referred to as the "450" series.

Other factors to consider

The 450cc and 650cc engines require the special Gleason side-slot cutter. Each slot cutter requires a special slotting head (~$100,000) specific to the displacement. We have a head for the 450cc, but not the 650cc. The 27cc and 150cc can be satisfactorily slotted on a mill, although both would gain a slight benefit from using a slotting machine, which can process about 400 rotors per shift. The 150cc, 450cc and 650cc rotor can be ground on the Gleason rotor-housing grinder. This grinder can handle about 160 housings per shift. The 27cc would need its own rotor housing lapping machine because it would use a plated rotor housing. This would be a very quick operation, finishing 750 units per shift.

The one piece of production equipment we do not have is a machine required to produce the curvic coupling. A high volume version of this machine (produced by Gleason) could cost ~$900,000 although until volume exceeds a few thousand units per year the operation can be contracted out. This is only needed for multiple rotors in our modular engine.

There are only two parts on any of our engines that have any special nature to them. First is the rotor with its bearings and seals. The second is the rotor housing wear coating (its application and finishing). Everything else can be machined on standard 3-axis CNC equipment, although a 4-axis CNC would be slightly better.

Status of Rotapower® Engine Production

Rotor Displacement	**27cc**	**125cc/150cc**	**450cc**	**650cc**
Design	Single rotor	Single and twin rotor	Modular – one to nine rotors	Single and twin rotor
Rotor cooling	Parallel	Thru	Parallel	Thru
Housing Cooling	Air	Air or liquid	Liquid	Liquid
Lubrication	Oil/fuel mix	Injection pump	Injection pump	Injection pump
Accessories	Off the shelf	Off the shelf	Some custom	Some custom
Present castings	Rapid prototype	Sand	Sand	Sand/Lost foam
Production castings	Die cast	Die cast/lost foam	Permanent mold/Lost foam	Permanent Mold/Lost foam

Present Rotor Housing Coating	Nickel-sil	Chrome Carbide	Chrome Carbide	Chrome Carbide
Production RHC	Nickel-sil	Nickel-sil	Iron-moly	Iron-moly
Side Seal Slots	Milled	Milled/Shaped	Shaped	Shaped
Rotor Bearings	Off the shelf	On order	On order	On order
Other Bearings	Off the shelf	Off the shelf	Off the shelf	Off the shelf
Present End Housing (depends of life)	Nickel-sil	Chrome Carbide	Chrome Carbide	Chrome Carbide
Production End Housing Coating	High silicon	High silicon	High silicon or Iron-moly coating	High silicon or Iron-moly coating
Power (depends on porting and number of ports)	2.5 hp	10-50 hp	35-720 hp	120-300 hp

Rotapower® Engine Models

Internal combustion engines are generally categorized by the total displacement of the engine (cubic inches (ci) or cubic centimeters (cc)). Commercial engines typically produce about 3 HP for every 100cc of displacement. High performance automotive engines can produce 7 HP for every 100cc, as do many 2-stroke engines. The Wankel-type engine—on which the Rotapower® engine is based—is unique in that it produces one power stroke per revolution of the output shaft from one rotor like a single 2-stroke piston engine[4] but operates on the much more efficient 4-stroke combustion cycle. The Wankel-type engine, therefore, is considered to have twice the displacement of a 4-stroke piston engine of the same nominal displacement. The Rotapower® engine can consistently produce 7 HP for every 100cc in commercial form and up to 15 HP for every 100cc in a high performance configuration (200cc 4-stroke piston equivalent).

The table below is a summary of the technical specifications of the non-compound Rotapower® engines. The compound engine weighs approximately 30% more but is capable of generating 30% to 40% more power for the same displacement.

[4] For general engine characteristics see Internal Combustion Engine Principles section below.

	150 SERIES		450 SERIES			
No. of Rotors	1	2	1	2	3	4
Displacement	150cc	300cc	450cc	900cc	1350cc	1800cc
Housing Cooling	Liquid or Air	Liquid	Liquid or Air	Liquid	Liquid	Liquid
Rotor Cooling	Charge or Air	Charge or Air	Charge or Air	Charge or Air	Charge or Air	Charge or Air
Max. Power (Standard)	15 HP	30 HP	45 HP	90 HP	135 HP	180 HP
Max. Power (High Performance)	25 HP	50 HP	65 HP	130 HP	195 HP	260 HP
Rated Power (Standard)	10 HP	20 HP	35 HP	70 HP	105 HP	140 HP
Rated Speed (Standard)	6000 RPM	6000 RPM	4500 RPM	4500 RPM	4500 RPM	4500 RPM
Max. Speed (High Performance)	7500 RPM	7500 RPM	6500 RPM	6500 RPM	6500 RPM	6500 RPM
S.F.C. at Rated Speed (Standard)	.5 LB/HP-HR	.5 LB/HP-HR	.45 LB/HP-HR	.45 LB/HP-HR	.45 LB/HP-HR	.45 LB/HP-HR
Engine Weight*	35 LBS	45 LBS	70 LBS	100 LBS	130 LBS	160 LBS
Dimensions L,W,H**	7 x 8 x 7 in.	10 x 7 x 7 in.	10 x 13 x 11 in.	16 x 11 x 11 in.	21 x 11 x 11 in.	26 x 11 x 11 in.

*Includes pull starter, alternator, lubrication, fuel and ignition systems (no exhaust)
**Long block (includes flywheel)

We believe that the Rotapower® engine combines the best attributes of both the 2- and 4-stroke piston engines. The Company has taken the Wankel-based engine and in a low-cost design, addressed the problems that have previously limited the utility of this engine (i.e., lack of reliability and excess emissions). Historically, the charged cooled Wankel engine had either 1) a low cost but unimpressive fuel consumption and emissions (OMC and Fichtel-Sachs approach) or 2) very high cost with good fuel consumption and acceptable emissions (Curtiss-Wright, John Deere, and RPI approach). Mazda Wankel engines operated between these two extremes without a clearly defined set of attributes. The Rotapower® engine has retained the simple low cost approach of the original OMC design and, through patented and proprietary technology, has been able to lower fuel consumption and nearly eliminate emissions. The Company has developed a number of improvements in order to achieve its present performance, including recently patented or patent pending proprietary technology.

Internal Combustion Engine Principles

Internal combustion engines are often described by the number of operating cycles that their internal components complete during the production of power. A four-cycle engine (also known as "4-stroke" engine) is an internal combustion engine in which the piston completes four separate cycles or "strokes"—intake, compression, power, and exhaust—during two separate revolutions of the engine's crankshaft, and one single thermodynamic cycle. Gasoline and diesel engines are both available in either 2-stroke or 4-stroke versions

In a 4-stroke engine the sequence can be written:

1. Compression Stroke. The piston goes up and compresses a fuel/air mixture (in a gas engine) or just air (in a diesel).

2. Power Stroke. The fuel is ignited (by a spark in a gas engine, by being injected into high temperature air in a diesel.) The energy released drives the piston down. This provides the momentum necessary to keep the crankshaft turning and make the other three strokes happen.

3. Exhaust Stroke. The piston goes up and pushes the burned gases out the exhaust valve.

4. Intake Stroke. The piston goes down and draws in new air, or fuel/air mixture, ready for the next compression stroke.

In a 2-stroke engine, the last three strokes (of the four-stroke engine) are combined into one Power Stroke.

1. Compression Stroke. The piston goes up and compresses a fuel/air mixture (in a gas engine) or just air (in a diesel.)

2. Power Stroke. The fuel is ignited and drives the piston down. As the piston goes down it not only turns the crankshaft but also pressurizes the fuel/air mixture in the crankcase which is about to be admitted to the piston for the next cycle. Near the bottom of the stroke, an outlet opens and the exhaust gases are released. Even nearer the bottom of the stroke, an inlet opens and new fuel/air (which was just pressurized by the piston) rushes in ready for compression.

Because a 2-stroke engine gets a power stroke twice as often as a 4-stroke engine, it puts out about twice as much power (and makes twice as much noise) as a 4-stroke engine of the same size.

The downside of the 2-stroke engine is that, because the 2-stroke engine is less efficient in expelling exhaust and takeing in fuel, doing both functions almost simultaneouslyit creates more pollution than the 4-stroke engine. Also, the 2-stroke engine lets fuel into the crankcase, where the piston can pressurize it prior to intake. In order to keep the crankcase lubricated, expensive lubricants must be added to the fuel, and even so, 2-stroke engines don't last very long. Therefore traditionally 2-stroke engines are used in chainsaws and lawnmowers, where power/weight is important, but the engine isn't used for long periods so pollution and engine life are less of a concern. The continuously used engines in cars and trucks are 4-stroke engines.

The Rotapower® rotary engine is a 4-stroke engine, but differs from piston engines in that it does not have valves and that a rotor rotates inside a housing that has openings (called ports) that allow for the intake of unburnt fuel and air and the exhaust of burnt gases. The shape of the rotor in combination with the shape of the housing allow for the compression of the air/fuel mixture. As the rotor rotates in the housing, all four cycles occur.

Rotary engines are mathematically free of second-order vibrations. They are balanced to make them run smoothly. Specifically, during the assembly of the Rotapower® engine small counter balance weights are applied to the crankshaft to precisely balance the engine's rotating assembly and ensure almost no vibration is generated during operation. As a result the Rotapower® engine does not need to be isolation mounted and is therefore typically bolted directly to the framework of a vehicle or application. Torsional vibrations are also low with peak torque approximately 4 times the average torque. This lowers the stress on the drive train and application mounts and allows for the use of lighter materials.

In the future, the Rotapower® engine may see major performance improvements in fuel economy, however there remains a significant amount of work to be done to capitalize on the achievements made during the development of several prototype "compound" rotary engines. A "compound" rotary is a rotary engine that uses forced air induction to increase the compression ratio within the combustion chamber, similar to a supercharged piston engine. In addition, compound rotary designs may recover energy from the exhaust gases released by the engine, and harness this energy to provide more usable power, similar to a turbocharger on a piston engine.

In a 1984 NASA SBIR Phase One study of an "Adiabatic Wankel-type Rotary Engine" by Dr Roy Kamo of Adiabatics Inc indicated that progressive performance improvements in Wankel rotary engines could be achieved when the combustion chamber components were insulated. It was claimed that the advanced concepts of turbo-compounding, higher compression ratio, reduced leakage and faster combustion could decrease specific fuel consumption by 25% and increase power output by 34%. Also eliminating the cooling system could produce another 5% reduction in fuel consumption. A follow-up NASA SBIR Phase Two study reported in 1988 that a thermal barrier coating (TBC) on the Wankel housing is unlikely to be successful as the thermal stresses were excessive for a direct injection stratified charged Wankel engine. It was also concluded that the correct choice of a TBC material was of crucial concern.

Moller International, from whom Freedom Motors has licensed its Rotapower technology, has worked with a variety of government agencies to advance the design of the rotary engine. Below is a summary of the government contracts and accomplishments of these activities.

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Contract Name/ Number/Type/ Value	Contract Performance	Applicability to Engine Technology
Air Field Threat Assessment /AF88-146/SBIR USAF-AFSC /$550K	Developed Rotapowered, single-duct Aerobot for airfield threat and damage assessment	Lightweight high power to weight Rotapower engine application
Rotary Engine UAV/GE DDMOAD979 /$1.75M	Developed a two-rotor 750cc/rotor Rotapower engine under a multi-year, multi-million dollar contract for an engine to be used in a UAV. The engine was successfully tested, including running at low power on diesel fuel.	Diesel fueled Rotapower engine
Evaluation of Thermal Barrier in an Air-Cooled Rotary Engine/ NAS3-26309 / $550K	Demonstrated value of a composite coating in Rotapower engines to lower heat conduction	Material selection for heat conduction in rotary engine
Hybrid Vehicle with High Performance Rotary Engine /CALSTART-DARPA RA-94-24 /$350K	Developed a hybrid-electric vehicle with Rotapower engine	Coupled Rotapower engine with generator and control package
Rotary Engine Manufacturing /TMC96-5835-008-01 /$900K	Teamed with Sacramento Air Logistics Center to produce 100 Rotapower engines	Materials, coatings and fabrication techniques for rotary engine
Lightweight Diesel Fueled Rotary Engine for Mobile Power Generation/ SBIR /DAAB07-97-C-6007 / $550K	Demonstrated operation of Rotapower engine on diesel fuel	Diesel fueled Rotapower engine

Putting the Rotapower Engine in Perspective

The rotary engine based on the Wankel principle was developed with two fundamentally different approaches to cooling the rotor. Mazda, Audi, Suzuki, Ingersoll-Rand and others used the oil-cooled rotor. It is an expensive, heavier and more complicated design, which achieved specific fuel consumption in the range of .55 to .6 lbs/hp hr. This is about 15% to 20% poorer than the 4-stroke piston engine. The other approach taken by OMC, Fichtel Sachs and Norton was to use the incoming air-fuel mixture ("charge") to cool the rotor. This design was much lighter, less expensive and through the use of roller bearings and very low rotor cooling losses achieved a specific fuel consumption between .45 and .5 lb/hp hr, which was close to the 4-stroke piston engine.

Historically all of the charge-cooled rotary engines that were developed used an arrangement where the fuel-air mixture passed through the rotor from one side to the other. This design cooled the rotor unevenly, which lowered engine rotor bearing life and increased friction between the rotor and the end housing.

In 1985 Freedom Motors' exclusive licensor Moller International acquired the major rotary engine assets of Outboard Marine Corporation. OMC's main product was the Johnson and Evinrude outboard engine and they were the world leader noted for their products reliability. OMC spent over $200 million in 1970 to 1985 dollars developing a number of different rotary engine models including a 530cc displacement snowmobile model that went into volume production as a test product. OMC believed that they would not be able to meet the proposed emissions standards with their two-stroke engines and therefore chose to develop a lightweight low emission 4-stroke rotary engine. Fortunately for our Company when Mr. Reagan became president the proposed emission standards were not enacted. OMC stayed with their two-strokes and sold Moller International their rotary engine technology. This decision ultimately led to its bankruptcy when their band-aid treatment for emissions repeatedly failed and OMC had to recall 100,000 engines without a fix.

Between 1985 and 2005 our company also acquired significant rotary engine assets from the following:

Curtiss-Wright

John Deere

Rotary Power International

Ingersoll-Rand

Infinite Engine Company

Rotary Engine Technologies Inc.

Historically the rotary engine has been the most reliable engine ever built. All of the IR engines (300) ran for at least 30,000 hours without an overhaul. Racers use Mazda engines because they can run seasons without an overhaul (see the http://millers3.members.sonic.net/bullet//the_car.html) while their piston competitors often overhaul after each race. In 2008 Mazda won first overall at the 24 hour Daytona against much more powerful competitors. The OMC 530cc snowmobile engine proved to be a surprisingly reliable engine as well with many still running today after over 30-years of use. We use one of these engines in an ATV that we demonstrate regularly. However this engine has fairly poor fuel consumption and used shorter life bearings (drawn cup for mains and low-cost Torrington for rotor bearing). Oil was mixed with the gasoline for lubrication and it used the life limiting flow-through charge cooled rotor. Finally the apex seals were fairly soft (RC 40) and were good for 500-to-1,000 hours. The rotor housing coating used was excellent but expensive (tungsten carbide with high vanadium content).

The flow-through rotor is probably the greatest weakness in all charge cooled rotor designs prior to the Rotapower engine's parallel path cooling because the uneven cooling across the rotor caused the roller bearing to taper. This resulted in bearing end loading and very significant side loading on the rotor that added additional friction. The Rotapower rotary engine addressed these issues as follows:

- Developed and patented a parallel path rotor cooling arrangement, which resulted in even rotor cooling where both sides of the rotor were cooled independently (see attachment).
- Developed and patented an injection oiling system where oil is delivered directly to rotor bearing. It then migrates to the end housing where it moves into the side seal slots before migrating to the button plugs and apex seals. This approach eliminates the need to get oil into the air stream, which all other rotary designs must do for top lubrication including Mazda.
- Replaced the soft apex seals with hard seals (RC 60), which when combined with the rotor housing ground to the right finish, seats themselves with a projected life of over 10,000 hours. This production approach eliminated the need to lap the rotor housing.
- Replaced the tungsten carbide rotor housing coating with a proprietary, lower-cost coating that matched the seal life.
- Replaced the drawn-cup main bearings with ground race bearings.
- Replaced the Torrington bearing with an internally guided IKO bearing.
- Added a provision for a second spark plug.
- Water-cooled the 530cc rotor housing because air-cooling was marginal at higher ambient temperatures. The outboard motor models already used liquid cooled housings.
- Created a modular model where one could go from a single rotor to nine rotors by changing only the thru bolts.

These changes allowed the Rotapower engine to get a SFC of $< .45$ lbs/hp-hr. This is about 20% better than the SFC quoted by those who have tested the Renesis Mazda rotary engine.

The following additional improvements have been individually tested:

- Use a leading pocket.
- Direct inject the fuel in the leading pocket with a fuel free charge elsewhere. This eliminates the combustion quenching in the original high surface-to-volume combustion chamber.
- After-cool the charge when it leaves the rotor and before it enters the intake to improve volumetric efficiency.
- Ceramic coat the leading pocket (previous research done by Moller International for NASA).

While we have not been able to incorporate all of these individually tested improvements in a single engine, we are confident that a SFC of less than .4 lbs/hp-hr is achievable.

Our company has designed, developed and tested a compound version of its engine (i.e. 2-rotors operating in series rather than in parallel). This is a configuration that NASA believes could achieve a SFC of .3 lbs/hp-hr. Rolls Royce achieved a SFC of .35 lbs/hp-hr in preliminary tests of a compounded rotary engine. Our design is much simpler and lighter that the Rolls-Royce configuration.

The Rotapower compound engine demonstrated a 93% reduction in noise, a 50% reduction in exhaust temperature and a slight improvement in fuel consumption, but the porting geometry was far from optimized and will require a significant development program to achieve the predicted NASA results.

Freedom Motors is in the unique position of having the only high-volume rotary engine production equipment in the world outside of Mazda. This equipment was produced for General Motors and acquired from Gleason and OMC.

Through these research and development efforts, Moller International has continued to develop key capabilities for the Rotapower® rotary engine. All of this information is available to Freedom Motors under the terms of the licensing agreement (a.k.a. "Technology Agreement") between Moller International and Freedom Motors.

Current Engine-related US Patents held by Moller International, Inc.

In addition, Moller International has patented several features of its Rotapower® rotary engine technology and has multiple features that it intends to patent prior to the production of engines by Freedom Motors.

Patent No.	Description
6,164,942	Rotary Engine Having Enhanced Charge Cooling and Lubrication
6,325,603	Charge Cooled Rotary Engine
3385273	Rotary Engine Having Enhanced Charged Cooling and Lubrication

Independent Performance Evaluations

Dr. Andrew Burke, a senior member of Institute of Transportation Studies at the University of California, Davis and a recognized expert in hybrid vehicle propulsion system design has observed tests conducted on the Rotapower® rotary engine. His observations and conclusions were presented in a letter that is included in this Offering Statement as Exhibit H.

NASA Awarded Moller International a Certificate of Recognition for tests of thermal barrier and wear coats in rotary engines, shown in Exhibit I.

Comparison of Rotapower® rotary to Existing Engines



Engine Attribute
(10 is worst)
10
9
8
7
6
5
4
3
2
1
0
Weight
Fuel Consumption
Emissions
Vibration
Noise
Cost
Reliability
Moving Parts
Features
2-stroke
4-Stroke Piston (diesel)
4-Stroke Piston (gasoline)
Rotapower (basic)
Compound Rotary (Projected)

The following figures show comparisons of size and weight of Rotapower® commercial engines versus existing four-stroke piston gasoline engines of the same power.

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Rotapower® Engine versus other Powerplant Alternatives						
	Rotapower Industrial Rotary	Rotapower Aircraft Rotary	Rotapower (Compound) Hybrid Automotive (Projected)	Aircraft Piston Textron-Lycoming 0-320	Automotive Piston Toyota 2ZZ-GE (1.8 liter)	Aircraft Turbine Williams WTS-117
Continuous Power	120 hp @ 6,000 rpm	135 hp @ 7,000 rpm	40 hp @ 5,000 rpm	150 hp @ 2,700 rpm	190 hp @ 7,600 rpm	125 hp
Weight	125 lbs	80 lbs	75 lbs	243 lbs	253 lbs	72 lbs
Volume	3 ft^3	2 ft^3	1.5 ft^3	12 ft^3	9 ft^3	1.8 ft^3
Frontal Area	1.5 ft^2	.75 ft^2	1.25 ft^2	3 ft^2	4 ft^2	0.9 ft^2
Major Moving Parts	3	3	3	42	28	1
SFC (Gasoline)	.4-.45 lbs/hp-hr	.4-.45 lbs/hp-hr	.3-.35 lbs/hp-hr	.45 lbs/hp-hr	.40 lbs/hp-hr	.69 lbs/hp-hr
Radial Balance	Yes	Yes	Yes	No	No	Yes
Engine Response	Rapid	Rapid	Rapid	Modest	Modest	Slow
Cost per Horsepower	$25-$30	$70-$90	$40-$50	$160	$50	$800

		Displacement	HP	Weight	Volume	Emissions	Critical Parts
Piston Engine		100cc	2.8	28 lbs.	1.5ft^3	Meets emissions standards for California without catalytic converter	32
Rotapower Engine		27cc	2.8	4 lbs	.2 FT^3	Emissions far below California emissions standards without catalytic converter	2

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		Displacement	HP	Weight	Volume	Emissions	Critical Parts
Piston Engine		570cc	18	90 lbs.	3ft³	Meets California emissions standards w/o catalytic converter	32
Rotapower Engine		150cc	18.5	25 lbs	.75 FT³	Emissions far below California emissions standards w/o catalytic converter	2

		Displacement	HP	Weight	Volume	Emissions	Critical Parts
VW Hybrid Engine		1 liter	112	260 lbs.	8ft³	Meets ULEV standards for California with catalytic converter	32
Rotapower Engine		900cc equivalent	125	122 lbs	2.5 FT³	Can meet ULEV standards w/o catalytic converter using exhaust gas recirculation	3

PRODUCTION CONSIDERATIONS

Product Life Cycle

With the advantages of the Rotapower® compound engine, and the size and needs of the existing internal combustion engine market, we see a significant opportunity for our engines. If we successfully commence production, the Compound engine will be the first Wankel-based engine to enter the recreational, automotive and commercial markets with low fuel consumption, emissions, noise and vibration. We believe that our existing proprietary technology and specialized production equipment give us a strong long-term advantage with an immediate 3 to 5 year lead over any known competitors. Periodically, one hears of engine designs in development such as the Rand-Cam and Split-Cycle, for example, which claim a large list of advantages. Even if these claims were true, the cost of bringing these designs to the same level of development as the Wankel rotary engine would be enormous. To our knowledge there are no proven, new alternative products to the rotary engine. The rotary engine, of course, is not new. The Wankel type rotary engine has undergone approximately $3 billion in development costs over the last 30 years with nearly 2,000 patents being issued, (most of which have now expired). Despite being a fundamentally winning design, only now, driven by demanding emission and fuel consumption standards in the recreational and automotive markets does the Rotapower® have a powerful entree into the commercial engine market. While our design relies on some of the information now in the public domain our new rotor cooling method, lubrication system and 10,000+ hour seals provide an excellent basis for the re-emergence of the rotary engine. We believe our competition will be the existing 4-stroke piston engine especially when portability, size, emissions, or vibration are important operational considerations.

Pricing

We anticipate that multi-module versions of the Compound engine will also be developed and marketed for applications where higher power or lower torsional vibration is desired. However it is difficult to predict when such an additional market may develop. Therefore this Offering Circular considers only single module compound versions of its 150 and 450 series engines.

The compound engine competes most effectively with the following engines where fuel economy the dominant consideration:

- Turbo-charged gasoline engines
- Turbo-charged diesel engines
- Normally aspirated diesel engines including small homogenously charged engines and larger direct injected engines.

An analysis of the data provided by Power Systems Research as well as data available in the public domain along with the data we acquired from Outboard Marine Corporation, engines are typically priced in the range from $40 to $60 per horsepower. Based on cost projections formulated by the Company, we project compound engine costs to be priced between $37.5 and $45 per horsepower depending on production volume.

Impact of Part Suppliers on Pricing

The chief advantage of our plan to acquire parts from a joint venture partner is the potential ability to acquire these parts at a lower cost. In current discussions we are suggesting a price that would consist of burdened cost plus 10%. If the joint venture partner is not able to supply most of the common parts then Freedom Motors will contract with other suppliers and acquire many of these parts from these sub-contractors. This will raise the price of the parts, which may require an increase in the product price or a reduction in profitability.

Manufacturing Issues

As part of the production plan, a preliminary Bill of Materials (BOM) was prepared both to define the engine and estimate the tooling requirements. This BOM was established by referring to the original OMC engine BOM, then accommodating the changes in design and application with new parts.

A detailed production plan has been developed to define the time and resources required for the major tasks in bringing the Rotapower® engine to market. This plan details two parallel paths, one for engineering, and the other for the manufacturing facilitation.

The plan indicates that the time required to establish volume manufacturing is about 18 months for both the 450cc and 150cc models. Close interaction between the engineering and manufacturing groups during this time will be essential in order to meet the timetable.

The targeted customers, primarily OEMs, will be involved in the above timetable throughout the process to ensure that the engine meets their specifications.

Because of the simplicity of the Rotapower® engine and its comparatively few components, manufacturing capacity can be easily expanded to keep up with growth. Demand for higher power engine configurations can be met with relative ease because of the modular design.

This production plan was developed six months prior to this offering circular. In view of developments to date (specifically the identification of potential joint venture partners for the basic engine and further engine developments) it may be more accurate to state twelve months to begin producing both the 450cc and 150cc engine if the full $5 million is raised. Initially we will concentrate on the 150cc engine prior to determining the rate of stock sales and amount raised.

Comparative Profitability

In the engine market, as the sales volume becomes larger, reduced prices may prove necessary in order to continue the rapid growth of market share. This is reflected in the financial analysis, which assumes a substantial reduction in sales price as sales volume increases. Based on the direct experience of Mr. Sheldon and Mr. Griffith who were program managers at Outboard Marine Corporation during OMC's production of the rotary engine on which the Rotapower engine is based, and on data we have gathered independently, we analyzed the cost of the OMC engine and compared its parts cost and then brought this cost forward at a 3% annual inflation rate. The result was that our estimate was approximately 10% higher than the inflated OMC cost and that is what we used. Based on this projection, and factoring in a reduced the engine's sales price, we believe that we can achieve a 22% net profit on sales of all models over the first five years of production. Such a profit margin is substantially higher than what we believe is attainable in the present engine market; however, the current market consists primarily of 50-year old technology, particularly in the U.S. The only significant innovation in the last 50 years of which we are aware has been to switch some engines from side valves to overhead valves, which resulted in a minor reduction in emissions and modest improvement in fuel consumption.

Quality Control

The establishment of a quality assurance program with mutual participation by design, engineering, manufacturing, and marketing is critical to getting the engine production right. Wankel type engines are not new and have demonstrated their general characteristics for a sufficient length of time to validate the design's merits and suggest that the Rotapower® engine will be able to meet all the performance and durability criteria from the onset of its volume production.

Given the need to reinforce credibility, the integration of quality into every aspect of the engine life cycle will be essential. The engine design must address ease of manufacture, assembly, installation and repair in addition to the traditional concerns for performance and durability. Having the manufacturing, marketing and service people involved at an early stage as our plan indicates will do much to ensure that all these issues are integrated.

COMPETING PRODUCTS

Recreational Uses

Except for Mercury outboard type marine engines, used in some mini-jet boats, virtually all two-stroke PWC engines are produced outside the U.S. The portion of the U.S. marine industry, which we feel can benefit the most from the Rotapower® engine, is now largely restricted to three engine manufacturers whose owners are also boat builders; Mercury, Bombardier and Polaris. It is not likely that the companies would consider purchasing engines from the Company; however, Bombardier and Polaris have indicated an interest in licensing the Rotapower® engine once it is proven in service. These engine manufacturers control much of the recreational industry, since their parent companies build both PWC and snowmobiles. We feel that showcasing the engine to a few competitors of the manufacturers who are captive users of Bombardier (Rotax) and Mercury engines is the best way to educate the market.

Commercial Uses

The 5-to-300 HP commercial or industrial engine market segments are not dominated by large producers. It is a fragmented market, which should permit our easier entry. Further, the industry has not been technically active. Typical engine designs are more than 20 years old. The power-to-weight ratio of most four-stroke commercial piston engines is about .2 HP/Lb, which means that anything above 20 HP is not "portable" (i.e., under 100 Lbs). The Rotapower® engine offers commercial users engines that are "portable" at between .5 and 1 HP/Lb. The Rotapower® engine can be coupled to a compressor or generator to provide a man-portable system.

There are some well-established engine distribution networks, but they utilize independent dealers and seldom have franchise restrictions. It is anticipated that the established producers will not react to a new engine entering the market until the engine attains significant market share. Historically the industry has not evidenced an innovative or rapid response capability.

OUR MARKETS

As the following tables show, the combined worldwide market where the Rotapower® engine's use in commercial and recreational applications is competitive is estimated to be over 122.5 million engines per year. The Company is ready to provide engine solutions to OEM's in many vertical markets. Its' engines offer the low cost of a carbureted two-stroke engine with the attributes of the more expensive four-stroke piston engine.

Worldwide Engine Production Projections[5]

Worldwide Non-Automotive Engine Production

Country	*0 – 5 HP	5 – 10 HP	10 – 15 HP	15 – 20 HP	20 -50HP	50 – 100 HP	100 – 200 HP	200 – 300 HP
Africa	0	6,487	3,073	3,596	1,959	2,270	946	53
Australasia	154,042	279,777	0	0	61	73	1	0
Central Asia	3,789,105	13,337,153	12,087,564	1,790,867	853,736	366,323	113,026	34,634
Central & South America	421,169	141,362	4,532	29,519	1,277	16,375	26,964	1,998
Eastern Europe	174,943	114,506	47,844	29,238	130,222	94,770	36,583	11,380
Far East	4,837,106	3,763,106	2,807,414	1,118,361	2,346,008	1,179,197	306,228	31,996
Middle East	28,833	5,896	258	0	0	333	278	0
North America	11,103,113	7,165,439	1,658,303	1,315,765	398,367	624,645	285,994	186,547
Southeast Asia	883,350	1,688,426	1,034,640	128,111	143,809	813	1,078	234
Western Europe	7,569,682	2,970,770	463,775	132,551	373,233	586,015	418,897	56,983
TOTAL	**28,961,343**	**29,472,922**	**18,107,403**	**4,548,008**	**4,248,672**	**2,870,814**	**1,189,995**	**323,825**

*not included in potential market

Worldwide Automotive Engine Production
(Cars, Minivans, SUVs, Vans, All Trucks & Buses)

	20 -50HP	50 - 100 HP	100 - 200 HP	200 - 300 HP	TOTAL
Africa	0	139,220	3,578	0	142,798
Australasia	0	20,585	293,704	180,211	494,500
Central Asia	1,154,900	3,050,036	1,457,568	130,223	5,792,727
Central/South America	286,148	1,894,527	642,886	79,374	2,902,935
Eastern Europe	163,315	2,102,794	2,181,706	152,209	4,600,024
Far East	1,133,267	5,810,236	8,601,264	1,760,343	17,305,110
Middle East	0	68,426	25,253	0	93,679

[5] Market analysis by Power Systems Research, Brussels, Belgium, August 2005.

North America	0	19,831	6,883,304	6,317,358	13,220,493
Southeast Asia	0	495,383	455,720	253	951,356
Western Europe	440,020	8,820,255	5,594,662	1,295,916	16,150,853
Total	**3,177,650**	**22,421,293**	**26,139,645**	**9,915,887**	**61,654,475**



TOTAL ENGINES USED IN U.S. PER YEAR BY APPLICATION
Number of Engines Used-U.S.
100,000,000
10,000,000
1,000,000
100,000
10,000
Portable (under 11HP) US Dept. of Commerce (MA 35L(97) 1)1997
Industrial (11-21HP)-US Dept. of Commerce (MA 35L(97)-1)1997
All Terrain Vehicles (MIC Retail Sales Report 1998)
Outboard Motors (National Marine Man. Assoc. NMMA 1997)
Personal Watercraft (NMMA 1997)
Snowmobiles (ISMA 1998)
Mini Jet Boats and Special Uses
2,192,000
Mixed
Portable Commercial
Mostly four stroke engines
Recreational
Mostly two stroke engines

U.S. Sales in dollars to Original Equipment Manufacturers are reflected in the following table.

* Assumes 25% of this power range is reachable in selling price range of the 150cc Rotapower® engine and 75% in the selling price range of the 27cc model (25,000 units/year basis).

Appropriate U.S. Market Size for Rotapower® Engine Product Line					
		Power Need	Total Units	Total $	Rotapower® Product
Portable Commercial	Gas	Under 11 HP**	5,045,250	$2,976,000,000	150cc
		11 to 21 HP	2,192,000	1,293,280,000	150cc
		21 to 61 HP	137,000	208,000,000	300cc / 450cc

		Over 61 HP	277,000	554,000,000	Multi rotor
	Diesel	Under 101 HP	18,112	63,000,000	Single & Multi-rotor
Recreational Engines		Outboard	302,000*	453,000,000	Single & Multi-rotor
		ATV+PWC+Snow.	778,000*	1,167,000,000	Single & Multi-rotor
		TOTAL	8,749,362	$6,590,000,000	

* Assumes average Rotapower® engine selling price of $1,500

** 27cc not initially to enter production because of competitive nature of the market segment.

MARKETING

Direction

The Company is focusing on its potential market for the 150 and 450 compound engines. In a commercial/automotive single rotor form, these models are well suited for hybrid cars and for the emerging world market for utility and auxiliary power units where fuel economy is a top priority. The high performance basic engine can deliver two or more horsepower per pound of engine weight with a corresponding life consistent with expectations in this market. Large producers of recreational vehicles will be reluctant to quickly switch to a new engine without having an established service network. For this reason, the Company and licensees are expected to concentrate on smaller, existing manufacturers of portable equipment and recreational vehicles as well as the emerging plug-in hybrid vehicles (PHEV) market.

The marine industry is looking for a low emissions power plant that might also provide more power in a smaller, lighter unit. With better fuel consumption and very low emissions as key market requirements the Company feels that initial show-casing their basic (non-compound) engine in boats which compete with those built by affiliates of the engine suppliers (Bombardier and Mercury) is the best way to enter the market for the Rotapower® engine. Its immediate advantages in power, weight, size, vibration and noise make it a strong product enhancer.

The 150 and 450 basic engines are inexpensive to manufacture and maintain, generate low emissions and provide multi-fuel capability. Taken together, these models can address the majority of a million engines per year commercial and recreational market. Production of the basic 150 series will allow Company licensees to address the world two-stroke motor scooter market which totals 20+ million units/year and is in dire need of a low cost low emission alternative. Longer-range plans include the development of a 50cc model for the commercial small engine market (power tools, chain saws, etc.). Success in this very high volume market (10+ million engines/year in U.S.) could lead to sales significantly larger than projected within this business plan.

The Company expects, when fully developed, to supply growing numbers of its compound 150 and 450 series engines for use in both hybrid vehicles and utility applications where very low fuel consumption and noise are essential requirements.

Business Strategy and Status

The current world-market for engines is 150.4 million units per year. Users of engines in countries like China and India will not place large engine orders with firms outside their borders. Therefore the Company will license production and marketing of its basic engine while retaining the rights for its CRE outside of Asia. License agreements will include the following elements:

- License fee based on the market size, engine model and application
- Royalty based on the OEM or distributor engine and parts price (3.5 to 5%)
- Performance clause required if license includes exclusivity
- The Company has the option to acquire parts at best price from licensee or JV
- Company retains 50% share of fees and royalties obtained through any sub-license agreement by JV or licensee
- JV or licensee has the option to purchase some of the Company's engine production equipment

Projected Customer Profile

Letters of Intent

We have received letters of intent (see Exhibit H) to purchase 200,000 450 series engines for UTVs, personal watercraft and snowmobiles. Letters of intent to purchase 455,000 450 and 150 series engines to be used in the world market for agriculture, co-generation, portable water pumps, generators, and LOI's for hybrid cars total over 250,000.

It is our intention that initial engines produced will be sold only to original equipment manufacturers (OEM). We see a number of benefits to this approach, namely:

- Little advertising required
- Direct contact, engineering and sales, therefore direct feed-back
- Engine design can accommodate unique requirements of each installation but avoid a proliferation of parts and models
- Reduces parts, service and training network - train only OEM service people
- Predictable but cyclic demand, few customers, major interdependence
- Indirect warranty and liability
- Dependable cash flow, simplified financing

OEM's have the critical mass and extensive distribution channels to serve their customers with end products, so they can readily assume much of the service responsibility in bringing the engine to market.

Selling Methodology

Selling only to OEM's greatly simplifies both customer identification and the stages in the selling cycle. To build the customer base and product recognition, the Company will attend all relevant trade shows, sponsor competitions and promote the Rotapower® engines as appropriate. In the PWC replacement market, there are only two jet pump installation configurations. Therefore, adaptation is relatively simple and well understood through the Company's marine experience. In the APU market, engine choice is often based on portability and size. In many cases potential purchasers of the Rotapower® engine have considered its small size the key element in their desire to use this engine. It is only necessary to meet the established engine-centerline to base distance and couplings in order to fit essentially any existing product. Since the cooling heat load is less with Rotapower®, there will be no need to alter or replace the existing radiator, etc. this simplifies adapting to existing OEM applications.

Other Considerations

Noise Regulations. We believe that producers of the ubiquitous 2-stroke engine will find it difficult to meet emerging US and worldwide noise standards[6], at least without the sacrifice of current performance and pricing. For example, hand-held engine-powered tools are being banned in many areas because of an inability to adequately muffle the 2-stroke engine. The Rotapower® engine, however, can be muffled easily since it uses a 4-stroke combustion process that is relatively insensitive to exhaust backpressure, whereas light weight 2-stroke engines cannot be heavily muffled without loosing considerable power. The rotary engine is lighter than a comparable horsepower 2-stroke engine yet it can be heavily muffled due to the engine's 4-stroke design.

Emission Regulations. Air pollution is a worldwide problem and the development of an ultra-clean burning fuel and engine combination has been the goal of many scientists and engineers for several decades. We have what we believe to be an enhanced solution using the engine first conceived by Dr. Felix Wankel and ethanol fuel, a non-fossil fuel made from organic materials.

Tests carried out in conjunction with the Institute of Transportation Studies (ITS) at the University of California at Davis and witnessed by members of the California Air Resources Board (CARB) saw the Rotapower® engine emitting gasoline hydrocarbons, carbon monoxide, and nitrous oxide levels well below those required to meet the Ultra Low Emission Vehicle (ULEV) standards for California. This was accomplished without exhaust after-treatment (catalytic converter) and had not been achieved previously with any other engine.

We have carried out similar tests using ethanol as a fuel. It has proven to be an excellent fuel choice, due to its more effective cooling of the rotor (high vaporization heat level). Using ethanol resulted in emissions well below the Super Ultra Low Emission Vehicle (SULEV) California standards--again without exhaust after-treatment. The tests were conducted by Freedom Motors in the presence of Dr. Andrew Burke for the Institute of Transportation Studies, UC Davis (See Exhibit H). The results of the earlier tests with gasoline and the recent tests with ethanol are tabulated as follows:

---

[6] The US Noise Control Act of 1972; Quiet Communities Act of 1978; the German DIN 45680 (March 1997): Messung und Bewertung tieffrequenter Gerauschimmissionen in der Nachbarschaft. Beuth Verlag Berlin; DIN 4150 (June *1999):* Erschiitterungen im Bauwesen - Einwirkungen auf Menschen in Gebauden. Beuth Verlag Berlin; International Standards Organization ISO 22868 (2011) Forestry and gardening machinery.

ULEV Data (Rotapower® engine running on gasoline)	SULEV Data (Rotapower® engine running on ethanol)
Unburned hydrocarbons (HC) .6 ppm = .0635 gm/hp-hr = .016 gm/mi (40% of ULEV std.) Carbon monoxide (CO) 372 ppm = 1.24 gm/hp-hr = .31 gm/mi (18% of ULEV std.) Nitrogen oxide (NOx) 100 ppm = .65 gm/hp-hr = .16 gm/mi (80% of ULEV std.)	Unburned hydrocarbons (HC) .5 ppm = .0043 gm/hp-hr = .002 gm/mi (2% of SULEV std.) Carbon monoxide (CO) 9 ppm = .03 gm/hp-hr = .013 gm/mi (1.3% of SULEV std.) Nitrogen oxide (NOx) 3 ppm = .016 gm/hp-hr = .007 gm/mi (35% of SULEV std.)
Emission levels are below the California Ultra Low Emissions Vehicle (ULEV) standards when adjusted for an automobile traveling at a steady 70 miles per hour.	Emission levels are below the California Super Ultra Low Emissions Vehicle (SULEV) standards when adjusted for an automobile traveling at a steady 70 miles per hour.

The Rotapower® engine can be operated with a very lean fuel-air mixture (lots of excess oxygen), which combined with the much hotter exhaust than the two-stroke engine, burns excess hydrocarbons and reduces carbon monoxide to carbon dioxide. With inherent exhaust gas recirculation, the Rotapower® engine's nitrous oxides are low compared to the four-stoke piston engine. Equally important, however, is the Rotapower's ability to achieve very low emissions without direct fuel injection, which results in negligible emissions of carcinogenic particulates even when using diesel fuel[7].

We think that the Rotapower® engine's benefits will encourage a variety of equipment manufacturers to discontinue the installation of more highly polluting two-stroke and four-stroke piston engines and replace them with economical and clean-burning Rotapower® engines. If they do so, we believe that the long-term benefit will be reduced fuel consumption and a cleaner environment.

[7] "The Emissions Performance of the Rotapower® Engine," Corporate Paper No. 9913, February 1999


Untreated Emission Comparison
(Note: Logarithmic Scale)
Gasoline 4-stroke piston
Gasoline 2 stroke piston
LPG and CNG: 4-stroke piston
Diesel; 4-stroke piston
Freedom Rotapower on gasoline
Freedom Rotapower on ethanol
ULEV (15 hp @ 60 mph)
SULEV (15 hp @ 60 mph)
Marine engines
Non-road engines
Emissions (gm/hp-hr)
1000
100
10
1
0.1
0.01
0.001
CO
HC
NOx

References:
Data for Gasoline, LPG and CNG from EPA Report No. NR-010b, Diesel data from EPA Report No. NR-009
Freedom ULEV data in conjunction with Dr. Andrew Burke, ITS, University of California Davis
Freedom SULEV data from the Company's dyno and emissions tests

Intellectual Property. We are the exclusive licensee from Moller International, Inc. ("MLER") for the following patents, trademarks and service marks:

Rotapower®

In addition, we may rely on certain proprietary technologies, trade secrets, and know-how that is not patentable OR FOR WHICH PREVIOUS PATENTS HAVE NOW EXPIRED.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policy and Estimates. Our Management's Discussion and Analysis of Financial Condition and Results of Operations section discusses our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, accrued expenses, financing operations, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The most significant accounting estimates inherent in the preparation of our financial statements include estimates as to the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources. In addition, these accounting policies are described at relevant sections in this discussion and analysis and in the notes to the financial statements included in this Registration Statement on Offering Circular.

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited financial statements for the years ended June 30, 2011 and 2010 respectively, and for the period ended February 29, 2012, together with notes thereto, which are included in this Offering Circular.

For the year ended June 30, 2011, as compared to the year ended June 30, 2010.

Results of Operations.

Revenues. We had $3,650,276 in net income for the year ended June 30, 2011, as compared to a net loss of $1,126,869 generated during the year ended June 30, 2010. However, the net income generated in the year ended June 30, 2011 was a result of debt forgiveness in the amount of $4,253,909 by our affiliate, MLER, and not as a result of business operations. In fact, operating revenue for the year ended June 30, 2011 was $149,975, representing a 25% decrease from the period ending June 30, 2010, in which operating revenue was $200,000. We hope to generate positive revenues as we continue operations and implement our business plan.

Operating Expenses. For the year ended June 30, 2011, our total operating expenses were $725,255 as compared to total operating expenses of $1,233,402 for the year ended June 30, 2010. The decrease in total operating expenses for the year ended June 30, 2011, is primarily due to decreases in contract work for affiliates from the comparable period.

Net Loss. For the year ended June 30, 2011, our net income was $3,650,276, as compared to the net loss of $1,126,869 for the year ended June 30, 2010. The decrease in the net loss between the comparable periods is due primarily to the forgiveness of indebtedness, as discussed above.

Liquidity and Capital Resources. As of June 30, 2011, we had liabilities of $5,177,030, of which $16,497 were represented by accounts payable and accrued liabilities and $705,575 were represented by short term notes payable. We had accrued current liabilities of $4,454,958 to our affiliate, MLER.

During the year ending June 30, 2012, we do not expect to incur significantly increased expenses associated with our licensing revenues. On July 2, 2011, we entered into an agreement with Venture-Net Partners, LP2, a California limited partnership ("Venture-Net"). In the agreement, a new corporation, EcoRotary, Inc. will endeavor to raise approximately $25 million in a private placement transaction. If the private placement is successful, we will receive a license fee of not less than $4.5 million and not more than $7.5 million in exchange for our granting certain intellectual property rights to the new company. We will also receive approximately 43% of the authorized common shares of EcoRotary, Inc.. We cannot be certain that the private placement offering on which our licensing fee depends will be successful. We are not aware of any other known trends, events or uncertainties, which may affect our future liquidity.

We are not currently conducting any research and development activities other than the startup production of Rotapower® engine, for which we expect the total cost to be approximately $3 million. We do not anticipate conducting any other activities in the near future. In the event that we expand our customer base, then we may need to hire additional employees or independent contractors as well as purchase or lease additional equipment. Our management believes that we do not require the services of independent contractors to operate at our current level of activity. However, if our level of operations increases beyond the level that our current staff can provide, then we may need to supplement our staff in this manner.

The majority of the company's hard assets (tooling, molds, production equipment, etc) are fully depreciated and are thus not shown on our financial statements. The replacement cost of this equipment is in excess of $12 million. The most valuable possession of Freedom Motors is its exclusive license to produce the Rotapower® engine.

Off-Balance Sheet Arrangements. We have no off-balance sheet arrangements.

Description of Property

Property held by us. As of June 30, 2011, we held no real property. We do not presently own any interests in real estate.

Our Facilities. Our executive, administrative and operating facilities are located at 1222 Research Park Drive, Davis, CA 95618. Our Chairman and director, Paul S. Moller, leases approximately 35,000 square feet of space to Moller International, which in turn provides approximately 17,500 square feet to Freedom Motors. The costs for this space are paid for through the assessment of overhead, General and Administrative billings issued by Moller International to Freedom Motors on engineering services. Our financial statements do not reflect the fair market value of this space which is approximately $20,700 per month. We believe that our facilities are adequate for our needs and that additional suitable space will be available on acceptable terms as required. We do not own any real estate.

Furthermore, Freedom Motors and Moller International have agreed that Freedom Motors will provide lease payments on its facilities and interest only payments on its outstanding debt to Moller International from funds raised by this offering. Any other debt to Moller International will continue to accrue interest, but are agreed to be excluded from repayment from funds raised by this offering.

Certain Relationships and Related Transactions

Certain Relationships.

Paul S. Moller, our Chairman and director, beneficially owns 56.4% of our shares. Dr. Moller is also the owner of more than 50% of the shares of our affiliate, Moller International, Inc. ("MLER") and serves as its Chief Executive Officer and director. Moller International is our co-tenant at our primary business address.

Related party transactions.

On 28 October 1999, we entered into a License Agreement with our affiliate, Moller International, Inc. (OTC-QB Symbol: MLER) a public company controlled by Dr. Paul S. Moller, our Chairman and director, wherein Moller International granted to us an exclusive license for marketing and distribution of the Rotapower® engine. We are obligated to Moller International, under the terms of the 28 October 1999 "Technology Agreement" and its 25 February 2011 amendment, to make royalty payments based on gross sales of the Rotapower® engine. Our current obligation to Moller International is $4,454,958.

Dr. Paul S. Moller, our Chairman and one of our directors, currently leases us approximately 17,500 square feet of office space for our operations. Our financial statements do not reflect, as occupancy costs, the fair market value of that space, which is approximately $20,700 per month.

We believe that each reported transaction and relationship is on terms that are at least as fair to us as would be expected if those transactions were negotiated with third parties.

There have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

With regard to any future related party transaction, we plan to fully disclose any and all related party transactions, including, but not limited to, the following:

disclose such transactions in prospectuses where required;

disclose in any and all filings with the Securities and Exchange Commission, where required;

obtain disinterested directors' consent; and

obtain shareholder consent where required (when the rights of the shareholders may be adversely affected by a related party transaction).

Market for Common Equity and Related Stockholder Matters

Reports to Security Holders. Our securities are not listed for trading on any exchange or quotation service. We are not required to comply with the timely disclosure policies of any exchange or quotation service. The requirements to which we would be subject if our securities were so listed typically include the timely disclosure of a material change or fact with respect to our affairs and the making of required filings. Although we are not required to deliver an annual report to security holders, we intend to provide an annual report to our security holders, which will include audited financial statements.

As of September 28, 2011, there were 628 record holders of our common stock.

There are no outstanding options or warrants to purchase, or securities convertible into, shares of our common stock. There are no outstanding shares of our common stock that we have agreed to register under the Securities Act of 1933 for sale by security holders.

There have been no cash dividends declared on our common stock. Dividends are declared at the sole discretion of our Board of Directors.

Recent Sales of Unregistered Securities. There have been no sales of unregistered securities within the last three (3) years that would be required to be disclosed pursuant to Item 701 of Regulation S-K, except for the following:

The shares were issued in transactions that we believe satisfy the requirements of the exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, specified by the provisions of Section 4(2) therein.

During the period September 30, 2008 to September 30, 2011, we issued 722,753 shares of common stock in exchange for $1,493,816 or $2.07 per share. The shares were issued in transactions which we believe satisfy the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act.

Purchases of Equity Securities. None.

No Equity Compensation Plan. We do not have any securities authorized for issuance under any equity compensation plan. We also do not have an equity compensation plan and do not plan to implement such a plan.

Penny stock regulation. Shares of our common stock will probably be subject to rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00, except for securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in those securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission, which contains the following:

a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of securities' laws;

a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the "bid" and "ask" price;

a toll-free telephone number for inquiries on disciplinary actions;

definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and

such other information and is in such form, including language, type, size and format, as the Securities and Exchange Commission shall require by rule or regulation.

Prior to effecting any transaction in penny stock, the broker-dealer also must provide the customer the following:

the bid and offer quotations for the penny stock;

the compensation of the broker-dealer and its salesperson in the transaction;

the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Holders of shares of our common stock may have difficulty selling those shares because our common stock will probably be subject to the penny stock rules.

Executive Compensation

Any compensation received by our officers, directors, and management personnel will be determined from time to time by our board of directors. Our officers, directors, and management personnel will be reimbursed for any out-of-pocket expenses incurred on our behalf.

Summary Compensation Table. The table set forth below summarizes the annual and long-term compensation for services in all capacities to us payable to our Chairman, Chief Executive Officer and Chief Financial Officer for the years ended June 30, 2011 and June 30, 2010. Our board of directors may adopt an incentive stock option plan for our executive officers which would result in additional compensation.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation
Paul S. Moller, Chairman	2011	None	None	None	None	None	None	None
	2010	None	None	None	None	None	None	None
Jim Toreson, Chief Executive Officer	2011	None	None	None	None	$8,500	None	None
	2010	None	None	None	None	None	None	None

Michael Marevich, Chief Financial Officer	2011	None	None	None	None	None	None	None

Employment Contracts and Termination of Employment. We do not anticipate that we will enter into any employment contracts with any of our employees. We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation or retirement).

Stock Options/SAR Grants. Grants of stock options or awards for common stock have been made periodically since our date of incorporation on April 16, 1997. The table below describes those Option Awards which are currently outstanding.

Award Date	Last Name	First Name	# of Options	Strike Price	Total Value	Expiration Date	Comment
6/26/2009	Mustafa	Peter	100,000	$ 8.50*	$850,000	6/15/2014	Services rendered
8/30/2010	Majalca	Bernardo	100,000	$ 5.00*	$500,000	6/15/2014	Services rendered
2/28/2011	Bryant	Kerry	1,000	$ 8.50*	$ 8,500	6/15/2014	2010 BOD compensation
2/28/2011	P. Smith	Stephen	1,000	$ 8.50*	$ 8,500	6/15/2014	2010 BOD compensation
2/28/2011	Strons	William	1,000	$ 8.50*	$ 8,500	6/15/2014	2010 BOD compensation
9/20/2011	Larson	Phillip	23,529	$ 2.13	$ 49,999	6/15/2014	Services rendered

* Price per share on issue date. With the 5-for-1 split which occurred on June 7, 2011 the effective price per share is now $1.70.

Outstanding Equity Awards at Fiscal Year-end. As of the year ended July 31, 2011, the following named executive officers had the following unexercised options, stock that has not vested, and equity incentive plan awards:

Option Awards						Stock Awards			
Name	Number of Securities Underlying Unexer-cised Options # Exercisable	# Un-exercis-able	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expira-tion Date	Number of Shares or Units of Stock Not Vested	Market Value of Shares or Units Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights Not Vested	Value of Unearned Shares, Units or Other Rights Not Vested
Paul S. Moller, Chairman and director	0	0	0	0	0	0	0	0	0
Jim Toreson CEO and director	0	0	1,000	$8.50*	6/15/2014	0	0	0	0
			1,000						

* Price per share on issue date. With the 5-for-1 split which occurred on June 7, 2011 the effective price per share is now $1.70.

Long-Term Incentive Plans. There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers. As of June 30, 2011, we had no group life, health, hospitalization, or medical reimbursement or relocation plans in effect.

Compensation of Directors. Our directors who are also our employees receive no extra compensation for their service on our board of directors.

Financial Statements

FREEDOM MOTORS, INC.

(A DEVELOPMENT STAGE COMPANY)
(UNAUDITED)

INDEX TO FINANCIAL STATEMENTS

	February 29, 2012	June 30, 2011
ASSETS		
CURRENT ASSETS		
Cash	$ 574	$ 89
Accounts receivable, related party	597	597
Total current assets	1,171	686
PROPERTY AND EQUIPMENT, net of accumulated depreciation	13,769	14,519
Note Receivable-related party	72,524	22,624
	$ 87,464	$ 37,829
LIABILITIES AND DEFICIT IN STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 5,316	$ 5,100
Deposits	387,500	350,000

Notes payable-other	379,317	266,917
Note payable - related party	160,644	100,055
Accrued liabilities- past affiliate	4,320,576	4,454,958
Total current liabilities	5,253,353	5,177,030
Total liabilities	5,253,353	5,177,030
DEFICIT IN STOCKHOLDERS' EQUITY		
Common stock, authorized, 50,000,000 shares, no par value 40,233,060, and 40,222,860 issued and outstanding respectively	4,075,319	4,005,195
Deficit accumulated during the development phase	(9,241,208)	(9,144,396)
Total deficit in stockholders' equity	(5,165,889)	(5,139,201)
	$ 87,464	$ 37,829

The accompanying notes are an integral part of these financial statements

	8 months ended			April 16, 1997 (inception) to
	February 29, 2012	**June 30, 2011**	**June 30, 2010**	**February 29, 2012**
REVENUE	$ -	$ 149,975	$ 200,000	$ 1,846,327
COSTS OF SALES	-	-	-	163,512
	-	149,975	200,000	1,682,815
OPERATING EXPENSES				
Stock-based compensation	44,624	37,491	-	82,115
Selling, general and administrative	52,187	161,837	17,346	738,843
Contract work to past affiliate	-	563,418	1,216,056	14,235,155
Total expenses	96,811	762,746	1,233,402	15,056,113
Operating Loss	(96,811)	(612,771)	(1,033,402)	(13,373,298)
OTHER INCOME (EXPENSE)				
Debt Forgiven	-	4,253,909	-	4,253,909
Interest expense	-	(28,352)	(93,467)	(121,819)
Total other (income) expense	-	4,225,557	(93,467)	4,132,090

NET INCOME (LOSS)	$ (96,811)	$ 3,612,786	$ (1,126,869)	$ (9,241,208)
Income per common share	$ 0.00	$ 0.09	$ (0.03)	
Common shares outstanding	42,225,960	40,935,463	40,324,035	

The accompanying notes are an integral part of these financial statements

	8 months ended			April 16, 1997 (inception) to
	February 29, 2012	**June 30, 2011**	**June 30, 2010**	**February 29, 2012**
Cash Flows from Operating Activities				
NET INCOME (LOSS)	$ (96,811)	$ 3,612,786	$ (1,126,869)	$ (9,241,208)
Adjustments to reconcile net loss to net cash				
used in operating activities				
Stock-based compensation	44,624	37,491	-	82,115
Depreciation expense	750	-	4,482	127,837
Debt forgiveness	-	(4,253,909)	-	(4,253,909)
Common shares issued for services provided	25,500	134,750		160,250
Operating expense paid with a related party Note Payable	-	609,219	1,216,056	8,758,208
Changes in operating assets & liabilities				
Accounts receivable	-	-	18,624	(597)
Accounts payable & deposits	37,716	(65,676)	43,068	392,816
Net cash (used in) provided by operating activities	11,779	74,661	155,361	(3,974,488)
Cash flows from Investing Activities				
Purchase of Property and Equipment	-	-	-	(141,606)
Net cash used in investing activities:	-	-	-	(141,606)
Cash flows from Financing Activities				
Note receivable-related party	(49,900)	-	-	(72,524)

Advances to/from related party	(134,382)	(119,141)	45,800	(183,723)
Proceeds from notes payable	112,400	175,000	100,000	379,317
Proceeds from related party notes payable	60,589	-	-	655,660
Repayment of related party note payable	-	(131,516)	(363,500)	(495,016)
Sale of common stock	-	-	62,917	3,832,954
Net cash used in financing activities:	(11,294)	(75,657)	(154,783)	4,116,668
Net increase in cash	$ 485	$ (996)	$ 579	$ 574
Cash at beginning of period	89	1,085	506	-
Cash at end of period	$ 574	$ 89	$ 1,085	$ 574

The accompanying notes are an integral part of these financial statements

For the eight month period ended February 29, 2012 there was no revenue. For the years ended June 30, 2011 and 2010, substantially all of our revenue was derived from progress payments related to the sale of an experimental rotary engine.

Income Taxes

We recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

We also recognize tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. A liability for "unrecognized tax benefits" is recorded for any tax benefits claimed in our tax returns that do not meet these recognition and measurement standards. To date, we do not have any unrecognized tax benefits.

Loss Per Share (LPS)

Basic LPS excludes dilution and is computed by dividing the loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted LPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the entity. Diluted LPS is the same as basic LPS for all periods presented because all potentially dilutive securities have an anti-dilutive effect on LPS due to the net losses incurred. At February 29, 2012, June 30, 2011, and June 30, 2010 the total number of shares of common stock relating to outstanding stock options and other potentially dilutive securities that have been excluded from the LPS calculation because their effect would be anti-dilutive approximated 378,023; 354,000; and 250,000; respectively.

Recent Accounting Pronouncements

During the year ended June 30, 2011, we adopted *FASB Accounting Standards Codification* and the *Hierarchy of Generally Accepted Accounting Principles (GAAP")* which establishes the Codification as the sole source for authoritative U.S. GAAP and will supersede all accounting standards in U.S. GAAP, aside from those issued by the SEC. The adoption of the Codification did not have an impact on our results of operations, cash flows or financial position. Since the adoption of the ASC, our notes to the consolidated financial statements will no longer make reference to Statement of Financial Accounting Standards (SFAS) or other U.S. GAAP pronouncements.

In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update No. 2010-06, *Improving Disclosures about Fair Value Measurements* . This update provides amendments to Subtopic 820-10 and requires new disclosures for 1) significant transfers in and out of Level 1 and Level 2 and the reasons for such transfers and 2) activity in Level 3 fair value measurements to show separate information about purchases, sales, issuances and settlements. In addition, this update amends Subtopic 820-10 to clarify existing disclosures around the desegregation level of fair value measurements and disclosures for the valuation techniques and inputs utilized (for Level 2 and Level 3 fair value measurements). The provisions in ASU 2010-06 are applicable to interim and annual reporting periods beginning subsequent to December 15, 2009, with the exception of Level 3 disclosures of purchases, sales, issuances and settlements, which will be required in reporting periods beginning after December 15, 2010. The adoption of ASU 2010-06 did not impact our operating results, financial position or cash flows and related disclosures.

In February 2010, FASB issued ASU No. 2010-09, *Amendments to Certain Recognition and Disclosure Requirements*. This update amends Subtopic 855-10 and gives a definition to the Securities and Exchange Commission filer, and requires SEC filers to assess for subsequent events through the issuance date of the financial statements. This amendment states that an SEC filer is not required to disclose the date through which subsequent events have been evaluated for a reporting period. ASU 2010-09 becomes effective upon issuance of the final update. We adopted the provisions of ASU 2010-09 for the year ended June 30, 2011. We do not expect the adoption of any other recently issued accounting pronouncements to have a significant impact on our results of operations, financial position or cash flows.

NOTE C – GOING CONCERN

As shown in the accompanying financial statements, we have incurred net losses of since inception and as of February 29, 2012 have an deficit accumulated during the development stage of $9,241,208. In addition, at February 29, 2012 we have a working capital deficit of $5,165,889. These conditions raise substantial doubt as to our ability to continue as a going concern. Historically, funding was provided by certain shareholders, in the form of short-term notes payable. In addition, Moller International (Moller), an affiliated company has provided us with personnel, facilities and service pursuant to a Technology Development and License Agreement. We have been unable to pay Moller for these services and as of February 29, 2012 we have an accrued liability to Moller of $4,320,576. There is no assurance that Moller will continue to provide out facilities, personnel and engineering services in the absence of payment. Furthermore, there is no assurance that we will continue to receive funding from shareholders, particularly our major shareholder given he recently filed for protection under the federal Chapter 11 reorganization provisions. Consequently, we are evaluating several alternatives to raise the additional capital through debt or equity transactions. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment consist of:

	February 29, 2012	June 30, 2011
Production and R&D Equipment	$ 134,858	$ 134,858
Computer equipment and software	6,748	6,748
	141,606	141,606
Less accumulated depreciation	(127,837)	(127,087)
	$13,769	$14,519

NOTE E – ACCRUED LIABILITIES-PAST AFFILIATE

The Company received various services provided by Moller International, under the 1998 Technology Development and License Agreement, as revised February 2011, an affiliated entity, which shares common ownership with some of the existing shareholders of the Company. Under this agreement, we receive engineering services related to the scientific and engineering technical support for the rotary engine. Specifically, we receive personnel and facilities as required to adapt the Rotapower engine to applications where the potential exists for high volume production. In addition, we also receive bookkeeping and other administrative services. At February 29, 2012 and June 30, 2011 we owe Moller International $4,320,576 and $4,454,958 respectively related to this agreement.

NOTE F – DEBT FORGIVENESS

In December 2010, the Company entered into a debt conversion agreement with Milk Farm Associates, a partnership where Paul Moller, our chairman and director, is the general partner. Pursuant to the agreement, the Company issued 500,000 shares of common stock in settlement of advanced funds and accrued interest thereon. The total of the advances and accrued interest, $653,909 exceeded the value of the common stock issued, $400,000. As a result, recognized debt forgiveness of $253,909 related to this agreement.

In addition, in December 2010, the Company had $4,000,000 of an accrued liabilities-past affiliate forgiven. The past affiliate is Moller International, a corporation where Paul Moller, our chairman and director, is the chief executive officer and primary shareholder. Per agreement, in relation to the debt forgiveness, certain provisions of the Technology Development and License Agreement (Note E) between the two companies were revised.

NOTE G – NOTES PAYABLE –RELATED PARTY

At February 29, 2012, and June 30, 2011, the outstanding debt to related parties totaled $160,644 and $100,055, respectively. This debt is unsecured, payable upon demand and bears interest at 10% per annum.

NOTE H– NOTES PAYABLE –OTHER

At February 29, 2012, and June 30, 2011, the outstanding note payables-other, including accrued interest, totaled $379,317 and $266,917, respectively. This debt is unsecured, payable upon demand and bears interest at 10% per annum.

NOTE I – DEPOSITS

At February 29, 2012 and June 30, 2011, the Company has an outstanding deposit balance as follows:

	February 29, 2012	June 30, 2011
Customer Deposits	$ 37,500	$ -
Manufacture and Distribution Agreement Deposit	350,000	350,000
Total Deposits	$ 387,500	$ 350,000

The customer deposit pertains to advance payments received on a contract engineering project.

The manufacture and distribution agreement deposit pertains to advance payments received in 2009 related to an agreement to license the right to manufacture and distribute Rotapower engines. To date the Company has only received the first $350,000 of the total license fee of $1 million and accordingly has cancelled the license agreement. Subsequent to February 29, 2012, the company has issued 200,018 shares of common stock in lieu of refunding the deposit.

NOTE H – STOCK BASED COMPENSATION

Shares of stock

During the eight month period ended February 29, 2012 the Company issued 10,200 shares of common stock to consultants in recognition of various services provided. The Company recorded compensation expense of $25,500 based on the fair market value as determined by the board of directors. In the year ended June 30, 2011 and 2010, the Company issued 15,938 and 0 shares of common stock, respectively, to consultants in recognition of various services provided. MI recorded compensation expense of $170,771 and $0 in 2011 and 2010, respectively, based on a fair market value per share, determined by the board of directors.

As of February 29, 2012, June 30, 2011 and June 30, 2010, there was no unamortized compensation expense related to shares granted.

Stock options

The Company does not have any securities authorized for issuance under any equity compensation plan. However, grants of stock options have been made periodically since our incorporation on April 16, 1997.

During the eight month period ended February 29, 2012 and the years ended June 30, 2011 and 2010, we issued the following stock options:

Eight months ended February 29, 2012:

- 494 options to a consultant for services rendered
- 23,529 options to non-employee board members

Fiscal year 2011

- 500,000 options to a consultant for services rendered
- 20,000 options to non-employee board members

Fiscal year 2010

- none

Compensation expense of $44,624, $37,491, and $0 was recognized during the eight months ended February 29, 2012, and years ended June 30, 2011 and 2010, respectively. There were no unamortized compensation amounts at February 29, 2012, June 30, 2011 or June 30, 2010.

The fair value of the stock options granted were estimated using the Black Scholes method based on assumptions including (1) risk-free interest rates ranging from 0.25 % (2) exercise prices ranging from $1.00 to $2.13, (3) an estimated expected term ranging from one to three years based on the "plain vanilla" method allowed under SAB 107, (4) no dividend rate and (5) computed volatility rates ranging from 364% on the underlying stock.

Option activity for the periods ended February 29, 2012, June 30, 2011 and 2010 is as follows:

		Options	Range of Exercise Price	Total Vested	Weighted Average Exercise Price
Balance at June 30, 2010		1,250,000	$0.20 to $1.70	1,250,000	$4.30
	Granted	520,000	$1.00-$1.70	520,000	1.03
	Exercised	-			-
	Forfeited	(750,000)	$0.20 to $0.40	(150,000)	0.30
Balance at June 30, 2011		1,020,000		1,020,000	$1.36
	Granted	24,023	$2.13	24,023	2.13
	Exercised	-	-	-	-
	Forfeited	-	-	-	-
Balance at February 29, 2011		1,044,023		1,044,023	$1.38

Additional option information as of February 29, 2012, is as follows:

Exercise Price Range	Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Exercisable
$1.00	500,000	$1.00	2.29	500,000
$1.70	520,000	$1.70	2.29	520,000
$2.13	24,023	$2.13	2.28	24,023
	1,044,023	$1.38	2.29	1,044,023

NOTE I – RELATED PARTY TRANSACTIONS

On 28 October 1999, we entered into a License Agreement with our affiliate, Moller International, Inc. (OTC-QB Symbol: MLER) a public company controlled by Dr. Paul S. Moller, our Chairman and director, wherein Moller International granted to us an exclusive license for marketing and distribution of the Rotapower® engine. We are obligated to Moller International, under the terms of the 28 October 1999 "Technology Agreement" and its 25 February 2011 amendment, to make royalty payments based on gross sales of the Rotapower® engine. Our current obligation to Moller International is $4,454,958.

Dr. Paul S. Moller, our Chairman and one of our directors, currently leases us approximately 17,500 square feet of office space for our operations. Our financial statements do not reflect, as occupancy costs, the fair market value of that space, which is approximately $20,700 per month.

We believe that each reported transaction and relationship is on terms that are at least as fair to us as would be expected if those transactions were negotiated with third parties.

Explanation of issuance of common shares for non-cash consideration.

Some of the principal stockholders of the Company received common shares as compensation for their efforts in organizing and planning for the Company's future business operations. Therefore, with the exception of organizational and maintenance expenses, no cash consideration has been paid for the Company's shares, nor has any value been assigned to the efforts of the promoters.

Stock Split

On June 7, 2011 the Board of Directors declared a five-for-one stock split of the Company's common shares. All references to share and per share amounts in the consolidated financial statements and accompanying notes to the consolidated financial statements have been retroactively restated to reflect the five-for-one stock split.

Number of Employees

The Company currently employs four full-time and five part-time employees, for a total of nine employees.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

LEGAL MATTERS

The Company has not in the past been and is not now involved in any litigation or administrative action. No such litigation or administrative action has been threatened.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Not applicable.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFCATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that act and is, therefore, unenforceable.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article Eighth of our Articles of Incorporation provides, among other things, that the liability of our officers and directors to the shareholders shall be limited to the maximum extent permissible under Nevada law. Nevada law permits such limitation of liability for monetary damages for breach of fiduciary duty as an officer or a director, except for liability:

for acts or omissions not in good faith or which involve intentional misconduct, fraud or a knowing violation of law; or

for unlawful payments of dividends or unlawful stock purchase or redemption by us.

Article X of our Bylaws also provides that our officers and directors may be indemnified for costs and attorneys' fees incurred as a result of actions alleging negligence or misconduct.

Accordingly, our directors may have no liability to our shareholders for any mistakes or errors of judgment or for any act of omission, unless as provided under the Nevada Revised Statutes, the act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to our shareholders as provided.

RECENT SALES OF UNREGISTERED SECURITIES

None.

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EXHIBITS

PART III —EXHIBITS

Item 1. Index to Exhibits

Exhibit A	**Articles of Incorporation of Freedom Motors, Inc.**
Exhibit B	**Bylaws of Freedom Motors, Inc**
Exhibit C	**Form of Common Share Certificate**
Exhibit D	**Subscription Agreement**
Exhibit E	**Material Contracts** 1. Technology Licensing Agreement 2. Venture-Net Agreement
Exhibit F	**Opinion re Legality**
Exhibit G	**"Test the Waters" Materials**
Exhibit H	**Additional Exhibits** 1. A. Burke letter of March 1, 2006 2. NASA Certificate 3. Moller's Chapter 11 Plan of Reorganization 4. Letters of Intent

EXHIBIT A

ARTICLES OF INCORPORATION

OF

FREEDOM MOTORS, INC.

ARTICLES OF INCORPORATION

OF

FREEDOM MOTORS, INC.

FIRST: The name of this corporation is Freedom Motors, Inc.

SECOND: The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Nevada other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the Nevada Corporations Law.

THIRD: This corporation's resident agent is: CSC Networks, 502 East John Street, Room E, Carson City, Nevada 89706.

FOURTH: The Governing Board shall be styled as the Board of Directors. The first Board of Directors shall consist of three (3) members and the names and addresses are as follows:

Paul S. Moller, 9350 Currey Road, Dixon, CA 95620

Jack Allison, 5947 Jeanine Drive, Sacramento, CA 95842

W. Richard Lueck, 5956 Northwest 63rd Way, Parkland, Florida 33067

FIFTH: This corporation is authorized to issue two classes of shares, which shall be known as Common Stock, $.0001 par value and Preferred Stock, $.0001 par value.

SIXTH: The total number of shares of Common Stock which this corporation is authorized to issue is 50,000,000 and the total number of shares of Preferred Stock which this corporation is authorized to issue is 20,000,000.

SEVENTH: Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors shall determine the designation of each series and the authorized number of shares of each series. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of shares of Preferred Stock and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series. If the number of shares of any series of Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

EIGHTH: The personal liability of the directors and officers of this corporation to the corporation or its stockholders for damages shall be limited to the fullest extent permissible under Nevada law. If, after the effective date of this Article, Nevada law is amended in a manner which permits a corporation to limit the damages or other liability of its directors or officers to a greater extent than is permitted on such effective date, the references in this Article to "Nevada law" shall to that extent be deemed to refer to Nevada law as so amended.

NINTH: The names and addresses of each of the incorporators signing the articles are as follows:

Paul S. Moller
9350 Currey Road, Dixon, CA 95620

Signature

Jack Allison
5947 Jeanine Drive, Sacramento, CA 95842

Signature

STATE OF) CALIFORNIA
)
COUNTY) YOLO

On MAR.27,1997, before me, CAROL SANFORD,NOTARY PUBLIC personally appeared PAUL S. MOLLER & JACK ALLISON, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) ~~is~~/are subscribed to the within instrument and acknowledged to me that ~~he/she~~/they executed the same in ~~his/her~~/their authorized capacity(ies), and that by ~~his/her~~/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Signature of Notary

CAROL SANFORD
Notary Public - California
SACRAMENTO COUNTY

(Seal)

EXHIBIT B

BYLAWS

OF

FREEDOM MOTORS, INC.

BY-LAWS

OF

FREEDOM MOTORS, INC.

ARTICLE I - OFFICES

The office of the Corporation shall be located in the City and State designated in the Articles of Incorporation. The Corporation may also maintain offices at such other places within or without the United States as the Board of Directors may, from time to time, determine.

ARTICLE II - MEETING OF SHAREHOLDERS

Section 1 - Annual Meetings:

The annual meeting of the shareholders of the Corporation shall be held within five months after the close of the fiscal year of the Corporation, for the purpose of electing directors, and transacting such other business as may properly come before the meeting.

Section 2- Special Meetings:

Special meetings of the shareholders may be called at any time by the Board of Directors or by the President, and shall be called by the President or the Secretary at the written request of the holders of ten per cent (10%) of the shares then outstanding and entitled to vote thereat, or as otherwise required under the provisions of the Business Corporation Act.

Section 3 - Place of Meetings:

All meetings of shareholders shall be held at the principal office of the Corporation, or at such other places as shall be designated in the notices or waivers of notice of such meetings.

Section 4 - Notice of Meetings:

(a) Except as otherwise provided by Statute, written notice of each meeting of shareholders, whether annual or special, stating the time when and place where it is to be held, shall be served either personally or by mail, not less than ten or more than fifty days before the meeting, upon each shareholder of record entitled to vote at such meeting, and to any other shareholder to whom the giving of notice may be required by law. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called, and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If, at any meeting, action is proposed to be taken that would, if taken, entitle shareholders to receive payment for their shares pursuant to Statute, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, such notice shall be directed to each such shareholder at his address, as it appears on the records of the shareholders of the Corporation, unless he shall have previously filed with the Secretary of the Corporation a written request that notices intended for him be mailed to the address designated in such request.

(b) Notice of any meeting need not be given to any person who may become a shareholder of record after the mailing of such notice and prior to the meeting, or to any shareholder who attends such meeting, in person or by proxy, or to any shareholder who, in person or by proxy, submits a signed waiver of notice either before or after such meeting. Notice of any adjourned meeting of shareholders need not be given, unless otherwise required by statute.

Section 5 - Quorum:

(a) Except as otherwise provided herein, or by statute, or in the Certificate of Incorporation (such Certificate and any amendments thereof being hereinafter collectively referred to as the "Certificate of Incorporation"), at all meetings of shareholders of the Corporation, the presence at the commencement of such meetings in person or by proxy of shareholders holding of record a majority of the total number of shares of the Corporation then issued and outstanding and entitled to vote, shall be necessary and sufficient to constitute a quorum for the transaction of any business. The withdrawal of any shareholder after the commencement of a meeting shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

(b) Despite the absence of a quorum at any annual or special meeting of shareholders, the shareholders, by a majority of the votes cast by the holders of shares entitled to vote thereon, may adjourn the meeting. At any such adjourned meeting at which a quorum is present, any business may be transacted at the meeting as originally called if a quorum had been present.

Section 6 - Voting:

(a) Except as otherwise provided by statute or by the Certificate of Incorporation, any corporate action, other than the election of directors to be taken by vote of the shareholders, shall be authorized by a majority of votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

(b) Except as otherwise provided by statute or by the Certificate of Incorporation, at each meeting of shareholders, each holder of record of stock of the Corporation entitled to vote thereat, shall be entitled to one vote for each share of stock registered in his name on the books of the Corporation.

(c) Each shareholder entitled to vote or to express consent or dissent without a meeting, may do so by proxy; provided, however, that the instrument authorizing such proxy to act shall have been executed in writing by the shareholder himself, or by his attorney-in-fact thereunto duly authorized in writing. No proxy shall be valid after the expiration of eleven months from the date of its execution, unless the persons executing it shall have specified therein the length of time it is to continue in force. Such instrument shall be exhibited to the Secretary at the meeting and shall be filed with the records of the Corporation.

(d) Any resolution in writing, signed by all of the shareholders entitled to vote thereon, shall be and constitute action by such shareholders to the effect therein expressed, with the same force and effect as if the same had been duly passed by unanimous vote at a duly called meeting of shareholders and such resolution so signed shall be inserted in the Minute Book of the Corporation under its proper date.

ARTICLE III - BOARD OF DIRECTORS

Section 1 - Number, Election and Term of Office:

(a) The number of the directors of the Corporation shall be ( ), unless and until otherwise determined by vote of a majority of the entire Board of Directors. The number of Directors shall not be less than three, unless all of the outstanding shares are owned beneficially and of record by less than three shareholders, in which event the number of directors shall not be less than the number of shareholders permitted by statute.

(b) Except as may otherwise be provided herein or in the Certificate of Incorporation, the members of the Board of Directors of the Corporation, who need not be shareholders, shall be elected by a majority of the votes cast at a meeting of shareholders, by the holders of shares, present in person or by proxy, entitled to vote in the election.

(c) Each director shall hold office until the annual meeting of the shareholders next succeeding his election, and until his successor is elected and qualified, or until his prior death, resignation or removal.

Section 2 - Duties and Powers:

The Board of Directors shall be responsible for the control and management of the affairs, property and interests of the Corporation, and may exercise all powers of the Corporation, except as are in the Certificate of Incorporation or by statute expressly conferred upon or reserved to the shareholders.

Section 3 - Annual and Regular Meetings; Notice:

(a) A regular annual meeting of the Board of Directors shall be held immediately following the annual meeting of the shareholders, at the place of such annual meeting of shareholders.

(b) The Board of Directors, from time to time, may provide by resolution for the holding of other regular meetings of the Board of Directors, and may fix the time and place thereof.

(c) Notice of any regular meeting of the Board of Directors shall not be required to be given and, if given, need not specify the purpose of the meeting; provided, however, that in case the Board of Directors shall fix or change the time or place of any regular meeting, notice of such action shall be given to each director who shall not have been present at the meeting at which such action was taken within the time limited, and in the manner set forth in paragraph (b) of Section 4 of this Article III, with respect to special meetings, unless such notice shall be waived in the manner set forth in paragraph (c) of such Section 4.

Section 4 - Special Meetings; Notice:

(a) Special meetings of the Board of Directors shall be held whenever called by the President or by one of the directors, at such time and place as may be specified in the respective notices or waivers of notice thereof.

(b) Except as otherwise required by statute, notice of special meeting shall be mailed directly to each director, addressed to him at his residence or usual place of business, at least two (2) days before the day on which the meeting is to be held, or shall be sent to him at such place by telegram, radio or cable, or shall be delivered to him personally or given to him orally, not later than the day before the day on which the meeting is to be held. A notice, or waiver of notice, except as required by Section 8 of this Article III, need not specify the purpose of the meeting..

(c) Notice of any special meeting shall not be required to be given to any director who shall attend such meeting without protesting prior thereto or at its commencement, the lack of notice to him, or who submits a signed waiver of notice, whether before or after the meeting. Notice of any adjourned meeting shall not be required to be given.

Section 5 - Chairman:

At all meetings of the Board of Directors the Chairman of the Board, if any and if present, shall preside. If there shall be no Chairman, or he shall be absent, then the President shall preside, and in his absence, a Chairman chosen by the directors shall preside.

Section 6 - Quorum and Adjournments:

(a) At all meetings of the Board of Directors, the presence of a majority of the entire Board shall be necessary and sufficient to constitute a quorum for the transaction of business, except as otherwise provided by law, by the Certificate of Incorporation, or by these By-Laws.

(b) A majority of the directors present at the time and place of any regular or special meeting, although less than a quorum, may adjourn the same from time to time without notice, until a quorum shall be present.

Section 7 - Manner of Acting:

(a) At all meetings of the Board of Directors, each director present shall have one vote, irrespective of the number of shares of stock, if any, which he may hold.

(b) Except as otherwise provided by statute, by the Certificate of Incorporation, or these By-Laws, the action of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors. Any action authorized in writing, by all of the directors entitled to vote thereon and filed with the minutes of the corporation shall be the act of the Board of Directors with the same force and effect as if the same had been passed by unanimous vote at a duly called meeting of the Board.

Section 8 - Vacancies:

Any vacancy in the Board of Directors occurring by reason of an increase in the number of directors, or by reason of the death, resignation, disqualification, removal (unless a vacancy created by the removal of a director by the shareholders shall be filled by the shareholders at the meeting at which the removal was effected) or inability to act of any director, or otherwise, shall be filled for the unexpired portion of the term by a majority vote of the remaining directors, though less than a quorum, at any regular meeting or special meeting of the Board of Directors called for that purpose.

Section 9 - Resignation:

Any director may resign at any time by giving written notice to the Board of Directors, the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or such officer, and the acceptance of such resignation shall not be necessary to make it effective.

Section 10 - Removal:

Any director may be removed with or without cause at any time by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares of the Corporation at a special meeting of the shareholders called for that purpose, and may be removed for caused by action of the Board.

Section 11 - Salary:

No stated salary shall be paid to directors, as such, for their services, but by resolution of the Board of Directors a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board; provided, however, that nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 12 - Contracts:

(a) No contract or other transaction between this Corporation and any other Corporation shall be impaired, affected or invalidated, nor shall any director be liable in any way by reason of the fact that any one or more of the directors of this Corporation is or are interested in, or is a director or officer, or are directors or officers of such other Corporation, provided that such facts are disclosed or made known to the Board of Directors.

(b) Any director, personally and individually, may be a party to or may be interested in any contract or transaction of this Corporation, and no director shall be liable in any way by reason of such interest, provided that the fact of such interest be disclosed or made known to the Board of Directors, and provided that the Board of Directors shall authorize, approve or ratify such contract or transaction by the vote (not counting the vote of any such director) of a majority of a quorum, notwithstanding the presence of any such director at the meeting at which such action is taken. Such director or directors may be counted in determining the presence of a quorum at such meeting. This Section shall not be construed to impair or invalidate or in any way affect any contract or other transaction which would otherwise be valid under the law (common, statutory or otherwise) applicable thereto.

Section 13 - Committees:

The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members an executive committee and such other committees, and alternate members thereof, as they deem desirable, each consisting of three or more members, with such powers and authority (to the extent permitted by law) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board.

ARTICLE IV - OFFICERS

Section 1 - Number, Qualifications, Election and Term of Office:

(a) The officers of the Corporation shall consist of a President, a Secretary, a Treasurer, and such other officers, including a Chairman of the Board of Directors, and one or more Vice Presidents, as the Board of Directors may from time to time deem advisable. Any officer other than the Chairman of the Board of Directors may be, but is not required to be, a director of the Corporation. Any two or more offices may be held by the same person.

(b) The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of shareholders.

(c) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been elected and qualified, or until his death, resignation or removal.

Section 2 - Resignation:

Any officer may resign at any time by giving written notice of such resignation to the Board of Directors, or to the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or by such officer, and the acceptance of such resignation shall not be necessary to make it effective.

Section 3 - Removal:

Any officer may be removed, either with or without cause, and a successor elected by a majority of the Board of Directors at any time.

Section 4 - Vacancies:

A vacancy in any office by reason of death, resignation, inability to act, disqualification, or any other cause, may at any time be filled for the unexpired portion of the term by the Board of Directors.

Section 5 - Duties of Officers:

Officers of the Corporation shall, unless otherwise provided by the Board of Directors, each have such powers and duties as generally pertain to their respective offices as well as such powers and duties as may be set forth in these By-laws, or may from time to time be specifically conferred or imposed by the Board of Directors. The President shall be the chief executive officer of the Corporation.

Section 6 - Sureties and Bonds:

In case the Board of Directors shall so require, any officer, employee or agent of the Corporation shall execute to the Corporation a bond in such sum, and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting for all property, funds or securities of the Corporation which may come into his hands.

Section 7 - Shares of Other Corporations:

Whenever the Corporation is the holder of shares of any other Corporation, any right or power of the Corporation as such shareholder (including the attendance, acting and voting at shareholders' meetings and execution of waivers, consents, proxies or other instruments) may be exercised on behalf of the Corporation by the President, any Vice President, or such other person as the Board of Directors may authorize.

ARTICLE V - SHARES OF STOCK

Section 1 - Certificate of Stock:

(a) The certificates representing shares of the Corporation shall be in such form as shall be adopted by the Board of Directors, and shall be numbered and registered in the order issued. They shall bear the holder's name and the number of shares, and shall be signed by (i) the Chairman of the Board or the President or a Vice President, and (ii) the Secretary or Treasurer, or any Assistant Secretary or Assistant Treasurer, and shall bear the corporate seal.

(b) No certificate representing shares shall be issued until the full amount of consideration therefor has been paid, except as otherwise permitted by law.

(c) To the extent permitted by law, the Board of Directors may authorize the issuance of certificates for fractions of a share which shall entitle the holder to exercise voting rights, receive dividends and participate in liquidating distributions, in proportion to the fractional holdings; or it may authorize the payment in cash of the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined; or it may authorize the issuance, subject to such conditions as may be permitted by law, of scrip in registered or bearer form over the signature of an officer or agent of the Corporation, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a shareholder, except as therein provided.

Section 2 - Lost or Destroyed Certificates:

The holder of any certificate representing shares of the Corporation shall immediately notify the Corporation of any loss or destruction of the certificate representing the same. The Corporation may issue a new certificate in the place of any certificate theretofore issued by it, alleged to have been lost or destroyed. On production of such evidence of loss or destruction as the Board of Directors in its discretion may require, the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate, or his legal representatives, to give the Corporation a bond in such sum as the Board may direct, and with such surety or sureties as may be satisfactory to the Board, to indemnify the Corporation against any claims, loss, liability or damage it may suffer on account of the issuance of the new certificate. A new certificate may be issued without requiring any such evidence or bond when, in the judgment of the Board of Directors, it is proper so to do.

Section 3 - Transfers of Shares:

(a) Transfers of shares of the Corporation shall be made on the share records of the Corporation only by the holder of record thereof, in person or by his duly authorized attorney, upon surrender for cancellation of the certificate or certificates representing such shares, with an assignment or power of transfer endorsed thereon or delivered therewith, duly executed, with such proof of the authenticity of the signature and of authority to transfer and of payment of transfer taxes as the Corporation or its agents may require.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 4 - Record Date:

In lieu of closing the share records of the Corporation, the Board of Directors may fix, in advance, a date not exceeding fifty days, nor less than ten days, as the record date for the determination of shareholders entitled to receive notice of, or to vote at, any meeting of shareholders, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held; the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the resolution of the directors relating thereto is adopted. When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided for herein, such determination shall apply to any adjournment thereof, unless the directors fix a new record date for the adjourned meeting.

ARTICLE VI - DIVIDENDS

Subject to applicable law, dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine.

ARTICLE VII - FISCAL YEAR

The fiscal year of the Corporation shall be fixed by the Board of Directors from time to time, subject to applicable law.

ARTICLE VIII - CORPORATE SEAL

The corporate seal, if any, shall be in such form as shall be approved from time to time by the Board of Directors.

ARTICLE IX - AMENDMENTS

Section 1 - By Shareholders:

All by-laws of the Corporation shall be subject to alteration or repeal, and new by-laws may be made, by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares entitled to vote in the election of directors at any annual or special meeting of shareholders, provided that the notice or waiver of notice of such meeting shall have summarized or set forth in full therein, the proposed amendment.

Section 2 - By Directors:

The Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, by-laws of the Corporation; provided, however, that the shareholders entitled to vote with respect thereto as in this Article IX above-provided may alter, amend or repeal by-laws made by the Board of Directors, except that the Board of Directors shall have no power to change the quorum for meetings of shareholders or of the Board of Directors, or to change any provisions of the by-laws with respect to the removal of directors or the filling of vacancies in the Board resulting from the removal by the shareholders. If any by-law regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the by-law so adopted, amended or repealed, together with a concise statement of the changes made.

ARTICLE X - INDEMNITY

(a) Any person made a party to any action, suit or proceeding, by reason of the fact that he, his testator or intestate representative is or was a director, officer or employee of the Corporation, or of any Corporation in which he served as such at the request of the Corporation, shall be indemnified by the Corporation against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceedings, or in connection with any appeal therein that such officer, director or employee is liable for negligence or misconduct in the performance of his duties.

(b) The foregoing right of indemnification shall not be deemed exclusive of any other rights to which any officer or director or employee may be entitled apart from the provisions of this section.

(c) The amount of indemnity to which any officer or any director may be entitled shall be fixed by the Board of Directors, except that in any case where there is no disinterested majority of the Board available, the amount shall be fixed by arbitration pursuant to then existing rules of the American Arbitration Association.

The undersigned Incorporator certifies that he has adopted the foregoing by-laws as the first by-laws of the Corporation.

Dated: May 8, 1997

Incorporator

EXHIBIT C

FORM OF COMMON SHARE CERTIFICATE


092
CERT.9999
CERTIFICATE NUMBER
9,000,000
SHARES
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA
PAR VALUE $0.0001
COMMON STOCK
CUSIP No. 999999ZZ9
THIS CERTIFIES THAT
* SPECIMEN *
IS THE OWNER OF * NINE MILLION *
FULLY PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK PAR VALUE OF $0.0001 EACH OF
FREEDOM MOTORS. INCORPORATED
TRANSFERABLE ON THE BOOKS OF THE CORPORATION IN PERSON OR BY DULY AUTHORIZED ATTORNEY UPON SURRENDER OF THIS CERTIFICATE PROPERLY ENDORSED. THIS CERTIFICATE IS NOT VALID UNTIL COUNTERSIGNED BY THE TRANSFER AGENT AND REGISTERED BY THE REGISTRAR. WITNESS THE FACSIMILE SEAL OF THE CORPORATION AND THE FACSIMILE SIGNATURES OF ITS DULY AUTHORIZED OFFICERS.
JAMES TORESON
PRESIDENT
STEPHEN P. SMITH
SECRETARY
FREEDOM MOTORS, INCORPORATED
Corporate
Seal
NEVADA
DATED: JANUARY 01, 2009
COUNTERSIGNED AND REGISTERED:
BY
CLEARTRUST, LLC
TRANSFER AGENT
AUTHORIZED SIGNATURE
WWW.CLEARTRUSTONLINE.COM

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM (TIC)	- as tenants in common	UNIF GIFT MIN (TRANS) ACT ________ Custodian ______	
TEN ENT	- as tenants by the entirety	(UGMA) (UTMA)	(Cust) (Minor)
JT TEN (J/T)	- as joint tenants with right of survivorship and not as tenants in common		under Uniform Gifts (Transfer) to Minors Act ________ (State)

Additional abbreviations may also be used though not in the above list.

For Value Received ______________________________ *hereby sell, assign and transfer unto*

PLEASE INSERT SOCIAL SECURITY OR SOME OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

____

____

PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF ASSIGNEE

____

____

Shares of Capital Stock represented by the within Certificate, and do hereby irrevocably constitute and appoint ______________________________ *Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises*

Dated ____________________

X ______________________________

____

SIGNATURE GUARANTEE

(BY BANK, BROKER, CORPORATE OFFICER)

NOTICE: THE SIGNATURE TO THIS AGREEMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE, IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATSOEVER.

EXHIBIT D

SUBSCRIPTON AGREEMENT

FREEDOM MOTORS, INC.

A NEVADA CORPORATION

SUBSCRIPTION AGREEMENT FOR COMMON SHARES

FREEDOM MOTORS, INC.

A NEVADA CORPORATION

SUBSCRIPTION AGREEMENT

To Be Fully Completed by Subscriber

If and when accepted by the Company, this Subscription Agreement, when executed below, shall constitute a subscription for shares (of the Class and in the amount set forth) issued by FREEDOM MOTORS, INC. (the "Company") pursuant to qualification of the Offering Statement under Regulation A by the United States Securities and Exchange Commission. Each part of the Subscription Agreement must be completed by the subscriber and by his execution below he acknowledges that he understands that the Company and its Management are relying upon the accuracy and completeness hereof in complying with their obligations under applicable securities laws. Please read and complete each response.

TO: FREEDOM MOTORS, INC.
1222 Research Park Drive, Suite 100
Davis, CA 95618

1. The undersigned hereby subscribes for the number of Common Shares (the "Shares") set forth below, at the price of $2.50 per share of FREEDOM MOTORS, INC. (the "Company").

The undersigned understands that his/her subscription for Shares is conditioned upon the following:

a. Tender of his/her personal check, cashiers check or bank wire in the amount of $2.50 per Share multiplied by the number of Shares subscribed.

b. Execution of this Subscription Agreement.

The undersigned agrees that this Subscription is and shall be irrevocable, but the obligations hereunder will terminate if this Subscription is not accepted by the Company in whole or in part.

2. The undersigned understands that the Company will notify him whether the subscription has been accepted, in whole or in part, or rejected, in whole or in part, within

ten (10) days after the date hereof. In the event this subscription is rejected by the Company, all funds and documents tendered by the undersigned shall be returned within said time, without interest or deduction. It is understood that the Management of the Company shall have the sole discretion to determine which of the subscriptions should be rejected in whole or in part.

3. This Subscription, upon acceptance by the Company, shall be binding upon the heirs, executors, administrators, successors and assigns of the undersigned.

4. By signing this Subscription Agreement the undersigned hereby represents and warrants that S/He is at least eighteen (18) years of age;

5. This Agreement shall be construed in accordance with and governed by the laws of the State of California.

Subscription for Shares:

Number of Shares of Shares (including fractions thereof) subscribed for:

Common Stock- $2.50 per Share __________ (no. of Shares)

Subscriber Information:

Name (please print) ______________________________

Social Security/Tax I.D. No. ______________________________

Residence Address ______________________________
(including Zip Code)

____

Home Phone ( ) ___________

Business Phone ( ) ___________

I/we will hold title to my/our Share(s) as follows:

[ ] Community Property

[ ] Joint Tenants with Right of Survivorship

[ ] Tenants in Common

[ ] Separate Property

[ ] Other: (Company, Single Person, Trust, etc., please indicate.)

(Note: Prospective investors should seek the advice of their attorney in deciding in which of the above forms they should take ownership of the Shares, since different forms of ownership may have varying gift tax, estate tax, income tax and legal consequences, depending on the state of the investor's domicile and his particular personal circumstances. For example, in community property states, if community property assets are used to purchase Shares held in individual ownership, this might have adverse gift tax consequences.)

IN WITNESS WHEREOF, subject to acceptance by the Company, the undersigned has completed this Subscription Agreement to evidence his/her subscription of Shares in FREEDOM MOTORS, INC.

Date:_________ ______________________________
Subscriber

Date:_________ ______________________________
Subscriber

The Company has accepted this Subscription effective this ___ day of ____________, 2012.

Company:

FREEDOM MOTORS, INC.

By:________________________
(Authorized Signator)

EXHIBIT E

MATERIAL CONTRACTS

TECHNOLOGY DEVELOPMENT
AND LICENSE AGREEMENT

This AGREEMENT is entered into effective as of Oct. 28, 1999, between FREEDOM MOTORS, INC., a Nevada corporation ("Freedom"), AEROBOTICS, INC, a California corporation ("Aerobotics"). and MOLLER INTERNATIONAL, INC., a California corporation ("Moller").

A. In February 1997, Moller caused Aerobotics, Inc., its wholly owned subsidiary ("Aerobotics"), as consideration for the issuance to Moller of 7,000,000 shares of the common stock of Freedom. to transfer and assign to Freedom certain products and equipment and to license to Freedom certain technology.

B. The parties hereto desire (i) to transfer and assign, and reconfirm and ratify any prior transfer and assignment, to Freedom of all right, title and interest in and to certain equipment, products and other tangible assets, (ii) to provide, and to reconfirm and ratify any prior provision, for the license of certain technology and improvements, (iii) to provide for certain product development services to be performed by Moller on behalf of Freedom, and (iv) to provide for royalties to Moller in connection with sales of certain products or the sublicense of certain technology and improvements by Freedom.

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. DEFINITIONS. As used in this Agreement, the following capitalized terms shall have the following meanings (unless the context requires otherwise):

1.1 Affiliate. The term "Affiliate" shall mean, with respect to a person or entity, any corporation, partnership, joint venture, firm or other entity that controls, is controlled by. or is under common control with, such person or entity; provided, however, that, for purposes of this Agreement, Moller shall not be deemed an affiliate of Freedom and Freedom shall not be deemed an affiliate of Moller.

1.2 Charge Cooled Patent. The term "Charge Cooled Patent" shall mean any patent to issue on that certain patent application entitled "Charge Cooled Rotary Engine."

1.3 Confidential Information. The term "Confidential Information" shall mean all business, technical and other information (including, without limitation, all product services, financial, marketing, engineering, research and development information, product specifications, technical data, data sheets, programs, software, inventions, processes, know-how, mask works, designs, drawings and any Documentation related thereto) disclosed from time to time by the disclosing party to the receiving party pursuant to this Agreement either directly or indirectly in any manner whatsoever (including, without limitation, in writing, orally, electronically, in all types of disks, diskettes, computer memory, storage or other media, or by drawings or inspection of physical items, and whether or not modified or merged into other materials). The term "Confidential Information" shall also include all analyses, compilations, studies or other Documentation prepared by the disclosing party or its Representatives which contain or otherwise reflect any Confidential Information.

1.4 Development Services. The research and development services to be provided by Moller to Freedom as described in Exhibit A attached hereto.

1.5 Documentation. The term "Documentation" shall mean all written, recorded or graphic matters whatsoever, including, without limitation, papers, books, records, computer files, computer disks, lab books, drawings, designs, schematics, source code, object code, correspondence, manuals, agreements, brochures, publications, directories, industry lists, schedules, price lists, statistical records, studies and other similar materials.

1.6 Freedom Intellectual Property. The term "Freedom Intellectual Property" shall mean all Improvements invented, discovered or developed by Freedom during the term of this Agreement, including any Improvements invented, discovered or developed by Moller on behalf of Freedom in the course of performing the services provided for by Article 3 hereof.

1.7 Improvements. The term "Improvements" shall mean all improvements, enhancements, upgrades or other modifications invented, discovered or developed by Freedom or Moller during the term of this Agreement that improve or enhance the functionality, features, power, outputs, processes, efficiency or ease of use of the Products or Technology.

1.8 Initial Royalty Period. The term "Initial Royalty Period" shall mean the period during which the making, use or sale of Products is covered by one or more claims under an unexpired U.S. patent deemed to be Moller Intellectual Property for purposes of this Agreement, which claims have not been held invalid or unenforceable by a court having competent jurisdiction for which any time for appeal has expired.

1.9 Inventions. The term "Inventions" shall mean any and all inventions, discoveries, ideas, technology, know-how, work product, concepts, material, disclosures, software programs, computer languages, programming aids or any other intellectual property or works of authorship (whether or not they are in writing or reduced to practice or can be patented or copyrighted) that were made, authored, conceived or developed by Freedom or Moller during the term of this Agreement.

1.10 Moller Exclusive Field of Use. The term "Moller Exclusive Field of Use" shall mean all uses related to aviation or ducted fan applications.

1.11 Moller Intellectual Property. The term "Moller Intellectual Property" shall mean all Technology existing on the date hereof that is not useful solely within the Moller Exclusive Field of Use and all Improvements invented, discovered or developed by Moller during the term of this Agreement that are not useful solely within the Moller Exclusive Field of Use. Notwithstanding the foregoing, Moller Intellectual Property shall not include any Improvements invented, discovered or developed by Moller on behalf of Freedom in the course of performing the services provided for by Article 3 hereof, which Improvements shall be deemed to be Freedom Intellectual Property.

1.12 Net Revenues. The term "Net Revenues" shall mean the gross revenues actually received by Freedom or its Affiliates in connection with the sale or lease of Products that incorporate or use Moller International Property in the making, use or sale of such Products, less applicable sales, use, duties or other excise or similar taxes, insurance charges, shipping, packaging and other transportation charges, any returns and allowances actually allowed, and any trade, quantity or cash discounts actually made.

1.13 Net Sublicense Fees. The term "Net Sublicense Fees" shall mean the gross sublicense fees actually received by Freedom or its Affiliates in connection with the sublicense of Moller Intellectual

Property for the purpose of enabling third parties to make, use or sell Products, less applicable sales, use, duties or other excise or similar taxes.

1.14 Patent Rights. The term "Patent Rights" shall mean any and all patents, utility models and patent applications, now or in the future, and any and all continuations, continuations-in-part, divisionals, additions, reissues, renewals or extensions thereof or thereto, and corresponding foreign patents and applications, including, without limitation, those set forth on Exhibit B attached hereto.

1.15 Products. The term "Products" shall mean all rotapower engine products.

1.16 Properties. The term "Properties" shall mean the Tangible Assets, Products and Technology.

1.17 Tangible Assets. The term "Tangible Assets" shall mean the machinery, furniture, vehicles, spare parts, fixed assets, tools, dies, computers, inventory and other tangible assets set forth on Exhibit C attached hereto.

1.18 Technology. The term "Technology" shall mean all trade secrets, know-how, show-how, Inventions, Patents Rights, formulae, processes, computer systems, Confidential Information, expertise, copyrights, plans, drawings, sketches, prototypes, tooling and other ideas, concepts and information of any nature whatsoever that relate to, or are useful in connection with, the Products, including, without limitation, technology related to the (i) combined thermal barrier and wear coating for internal combustion engines, (ii) thermal barrier coating for a rotor, (iii) utilization of a rotary engine's exhaust flow to induce a rotor cooling airflow, (iv) phase change cooling, (v) tuned exhaust system containing a muffler system specifically designed for rotary engines, (vi) combined pilot and main injection nozzle, (vii) two-piece apex seal for rotary engines that will eliminate end leakage and reduce the seal mass, (viii) multi-fuel rotary engine, and (ix) maintenance of uniform cooling of the rotor.

1.19 Representatives. The term "Representatives" shall mean the directors, officers, employees, agents, attorneys, accountants, financial advisors and other representatives of a party hereto.

2. TRANSFER, ASSIGNMENT AND LICENSE.

2.1 Transfer and Assignment of Tangible Assets and Products. Moller and Aerobotics hereby transfer, convey and assign (and reconfirm and ratify any prior transfer, conveyance and assignment) to Freedom all of their right, title and interest in and to the Tangible Assets and Products.

2.2 Grant of License to Moller Intellectual Property.

(a) Moller and Aerobotics hereby grant (and reconfirm and ratify any prior grant) to Freedom an exclusive, worldwide, transferable right and license, with the right to grant sublicenses, to use, make, have made, manufacture, market, make Improvements on and otherwise commercialize and exploit in any manner the Moller Intellectual Property for all uses other than uses within the Moller Exclusive Field of Use.

(b) Freedom shall use its best efforts to complete the development of the Products and to commercialize the Moller Intellectual Property through the manufacture and sale of Products and/or the license of Moller Intellectual Property. In the event that Moller believes that Freedom is not using such best efforts, it shall give written notice to Freedom detailing the reasons for such belief. If the parties are unable to resolve such dispute regarding Freedom's use of best efforts within 90 days after Freedom receives such written notice, such dispute shall be submitted to mediation and arbitration pursuant to Section 10.8 hereof. If the dispute proceeds to arbitration and the arbitrator determines that Freedom has not used its best efforts, the license granted by Moller to Freedom pursuant to Section 2.2(a) hereof shall become a non-exclusive license.

2.3 Grant of License to Freedom Intellectual Property. Freedom hereby grants (and reconfirms and ratifies any prior grant) to Moller an exclusive, worldwide, transferable, fully-paid, royalty-free right and license, with the right to grant sublicenses, to use, make, have made. manufacture, market, make Improvements on and otherwise commercialize and exploit in any manner the Freedom Intellectual Property for use solely within the Moller Exclusive Field of Use.

3. RESEARCH AND DEVELOPMENT SERVICES.

3.1 Services. At Freedom's request, Moller shall provide. as deemed reasonable, scientific and engineering personnel and expertise and use of a portion of its facilities in order to assist Freedom in its effort to move the 53000 single rotor engine into volume production. Any such personnel provided by Moller shall at all times be deemed to be employees of Moller and not of Freedom. Services provided by Moller to Freedom shall be reimbursed as follows: Direct wages plus 225% overhead; Materials plus 10%; and a G & A surcharge of 25% on the above charges. Facility use will be charged at the pro-rata share of total facility operating costs. Amounts to be reimbursed by Freedom shall not be payable until the earlier of the closing of a financing or licensing transaction in which Freedom receives gross proceeds of at least $1,000,000 or the termination of this Agreement.

3.2 Technology Transfer. In carrying out such Development Services, the parties agree to exchange such Tangible Assets, Technology and Documentation as may be necessary for such purpose.

3.3 Recordkeeping. Each party shall maintain records in sufficient detail and in good scientific manner appropriate for patent purposes and as will properly reflect all work done and results achieved in the performance of the Development Services.

3.4 License to Perform Services. Freedom hereby grants to Moller a limited, non-exclusive, fully-paid, royalty-free, nontransferable right and license to use the Freedom Intellectual Property solely for the purpose of, and to the extent required in connection with, performing the Development Services.

4. ROYALTIES.

4.1 Sale or Lease of Products. Subject to the terms and conditions hereof, until the expiration of the Initial Royalty Period, Freedom shall pay to Moller, on or prior to 45 days after the end of each calendar quarter, a royalty payment in an amount equal to 5% of the Net Revenues received during such calendar quarter for Products sold or leased by Freedom or its Affiliates to parties other than Freedom, Moller or any of their Affiliates. For five years following expiration of the Initial Royalty Period, Freedom shall continue to make such royalty payments in connection with such sale or lease of Products but the royalty payments shall be reduced to equal 2% of the Net Revenues received. In addition, until such time as the Charge Cooled Patent first issues in the U.S. and as issued contains one or more valid and enforceable claims covering the making, use or sale of Products, the royalty payments payable under this Section 4.1 shall be reduced to equal 2% of the Net Revenues received. All royalty payments under this Section 4.1 shall be paid in U.S. dollars less any deduction for any required government withholding and any amounts payable for any applicable sales taxes, use taxes or similar taxes.

4.2 Sublicense of Moller Intellectual Property. Subject to the terms and conditions hereof, until the expiration of the Initial Royalty Period, Freedom shall pay to Moller, on or prior to 45 days after the end of each calendar quarter, a royalty payment in an amount equal to 15% of the Net Sublicense Fees received during such calendar quarter in connection with the grant by Freedom or its Affiliates to parties (other than Freedom, Moller or any of their Affiliates) of sublicenses to Moller Intellectual Property that authorize the manufacture of Products by such sublicensees for use or sale by such sublicensees. For five years following expiration of the Initial Royalty Period, Freedom shall continue to make such royalty payments in connection with such grant of sublicenses but the royalty payments shall be reduced to equal 10% of the Net Sublicense Fees received. In addition, until such time as the Charge Cooled Patent first issues in the U.S. and as issued contains one or more valid and enforceable claims covering the making, use or sale of Products. the royalty payments payable under this Section 4.2 shall be reduced to equal 10% of the Net Sublicense Fees received. All royalty payments under this Section 4.2 shall be paid in U.S. dollars less any deduction for any required government withholding and any amounts payable for any applicable sales taxes. use taxes or similar taxes.

4.3 Exceptions. No royalties shall be payable pursuant to Section 4.1 or 4.2 hereof (i) in connection with the use of Products or Moller Intellectual Property by Freedom or its Affiliates for internal use. development. marketing demonstrations, field testing, customer trial periods, training or education, (ii) in connection with the grant of sublicenses to parties for the purpose of manufacturing Products for sale to Freedom or Moller or their Affiliates, or (iii) in connection with the sale or lease of Products that do not incorporate or use Moller Intellectual Property in the making, use. or sale of such Products.

4.4 No Multiple Royalties. Royalties shall be payable pursuant to either Section 4.1 hereof or Section 4.2 hereof but not both. In addition, only one royalty shall be payable in connection with the making, use or sale of Products, regardless of the number of patents with claims covering such making, use or sale of Products.

4.5 Quarterly Report. On or prior to 45 days after the end of each calendar quarter during the term of this Agreement, Freedom shall deliver to Moller a written quarterly report detailing the calculation of the quarterly royalty payment for such calendar quarter. Such quarterly report shall be certified to be accurate by an officer of Freedom and shall contain such information in such format as Moller may reasonably specify from time to time. Past due royalty payments will bear interest at the lower of 10% per annum or the maximum rate permitted by applicable law.

4.6 Books, Records, and Reports. Freedom shall keep complete, detailed and accurate books and records with respect to all Net Revenues. Promptly after any reasonable request therefor by Moller, Freedom shall provide to Moller (or Moller's Representatives) such information, evidence, and/or reports regarding such Net Revenues and Net Sublicense Fees (including without limitation such information as is reasonably necessary in order to ascertain the accuracy of the information provided in such quarterly reports), in such manner, form, and substance as may be reasonably requested by Moller.

4.7 Adjustment of Royalties. In the event that products are sold or technology is licensed, or products or technology are used, by a third party in substantial competition with Products being sold by Freedom or its Affiliates, or Moller Intellectual Property being sublicensed by Freedom or its Affiliates, and Freedom establishes that, with respect to such products or technology, no royalty or a lower royalty is being paid by such third party than that being paid pursuant to Section 4.1 or 4.2 hereof, as the case may be, and such fact is a material factor impacting the ability of Freedom or its Affiliates to sell Products or sublicense Moller Intellectual Property at a price sufficient to enjoy a reasonable profit, then Moller and Freedom shall renegotiate the royalty payments to be paid pursuant to Section 4.1 or 4.2 hereof, as the case may be, to such amount as will permit Freedom or its Affiliates to enjoy such a reasonable profit. In the event that the parties have been unable to agree on such renegotiated royalty payments within 90 days after Freedom gives written notice to Moller of Freedom's desire to enter into such renegotiations, the matter of the need for such renegotiation and the amount of such royalty payments shall be submitted to mediation and arbitration pursuant to Section 10.8 hereof.

5. OWNERSHIP; INDEMNIFICATION.

5.1 Ownership of Technology and Improvements. Moller shall own at all times all Moller Intellectual Property and Freedom shall own at all times all Freedom Intellectual Property.

5.2 Moller Indemnification. Moller hereby agrees to indemnify, defend and hold harmless Freedom and its subsidiaries and affiliates, and any of their respective officers, directors, shareholders, agents, attorneys, successors and assigns, from and against all losses, claims, demands, causes of action, obligations, damages, judgments, expenses, and liabilities of any kind, including reasonable attorneys' fees (collectively, "Losses"), based upon, arising out of, or in connection with, any claim that the use of the Moller Intellectual Property licensed to Freedom pursuant to Section 2.2 hereof infringes any patent, trademark, copyright, trade secret or any other intellectual property right of any third party. Moller shall have no liability of any kind to such parties under this Section 5.2 to the extent that any such claim is based upon, arises out of, or is in connection with, (a) the use of any such Moller Intellectual Property in a manner for which it was not designed or intended to be used, or (b) any improvement, modification or enhancement to any such Moller Intellectual Property made by Freedom or any third party which causes it to become infringing. In order to avoid or limit any liability for infringement, Moller may, at any time and irrespective of whether it shall be obligated to do so by order of any court, at its expense and option, replace (or assist Freedom in replacing) any such infringing item or right with a non-infringing item or right, provided that such replacement with a non-infringing item or right does not adversely affect the functionality, performance, cost or ease of use of such item or right, or secure for Freedom the right to continue using such infringing item or right on the same terms and conditions as provided in this Agreement. Notwithstanding any other provisions of this Article 5 to the contrary, the liability of Moller to Freedom for indemnification hereunder shall be limited to the cumulative payments made or required to be made by Freedom to Moller under this Agreement.

5.3 Indemnification Procedure. The following procedures shall apply to any party seeking indemnification (an "Indemnified Party") from an indemnifying party (an "Indemnifying Party") pursuant to this Article 5:

(a) Promptly after receipt of notice of any claims giving rise to the right to indemnification, the Indemnified Party shall promptly give notice in writing to the Indemnifying Party setting forth the specifics of such claim, provided that such failure to give notice to the Indemnifying Party shall not relieve the Indemnifying Party from any liability, except to the extent the Indemnifying Party demonstrates that the defense of such action is directly and materially prejudiced thereby.

(b) The Indemnifying Party shall be entitled to assume control of the defense of such claim with counsel reasonably satisfactory to the Indemnified Party; provided, however, that (i) the Indemnified Party shall be entitled to participate in the defense of such claim and to employ counsel at its own expense to assist in the handling of such claim; (ii) no Indemnifying Party shall consent to the entry of any judgment or enter into any settlement without the consent of the Indemnified Party if such consent or settlement could materially interfere with the business, operations or assets of the Indemnified Party; and (iii) if the Indemnifying Party does not assume control of the defense of such claim in accordance with the foregoing provisions within 10 days after receipt of notice of the claim, the Indemnified Party shall have the right to defend such claim in such manner as it may deem appropriate at the cost and expense of the Indemnifying Party.

(c) The Indemnified Party shall have the right to offset and deduct any amount to which such Indemnified Party is entitled to indemnification hereunder against royalties or other payments due under this Agreement.

6. PATENT PROSECUTION AND MAINTENANCE.

6.1 Moller Intellectual Property. Moller shall have the right, at its own expense, to file, prosecute and maintain all patents and patent applications (and all patents issuing thereon) that are deemed to be Moller Intellectual Property for purposes of this Agreement. If Moller fails to file, prosecute and maintain such patents and patent applications, Freedom shall have the right to file, prosecute and maintain such patents and patent applications (i) at Moller's expense, with respect to such patents and patent applications existing on the date hereof, in which case Freedom may elect to pay such expenses and credit such payment against any royalties payable by Freedom pursuant to this Agreement, and (ii) at Freedom's expense, with respect to any other patents and patent applications deemed to be Moller Intellectual Property for purposes of this Agreement. Each party will cooperate fully with the other and provide and execute all necessary documentation to enable the other to file, prosecute and maintain all such patents and patent applications as provided for in this Section 6.1.

6.2 Freedom Intellectual Property. Freedom shall have the right, at its own expense, to file, prosecute and maintain patents and patent applications that are deemed to be Freedom Intellectual Property for purposes of this Agreement. If Freedom fails to file, prosecute and maintain such patents and patent applications, Moller shall have the right to file, prosecute and maintain, at its own expense, such patents and patent applications. Each party will cooperate fully with the other and provide and execute all necessary documentation to enable the other to file, prosecute and maintain all such patents and patent applications as provided for in this Section 6.2.

7. DISCLAIMER OF WARRANTY AND LIMITATION OF LIABILITY.

7.1 Disclaimer of Warranty. EXCEPT AS EXPRESSLY PROVIDED HEREIN, NEITHER PARTY MAKES ANY WARRANTY TO THE OTHER, EXPRESS OR IMPLIED, BY OPERATION OF LAW OR OTHERWISE, WITH RESPECT TO PROPERTIES OR IMPROVEMENTS, INCLUDING, WITHOUT LIMITATION, ALL WARRANTIES REGARDING MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

7.2 Limitation of Liability. IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY INJURY, LOSS, CLAIM, DAMAGE OR ANY SPECIAL, EXEMPLARY, PUNITIVE, INCIDENTAL, OR CONSEQUENTIAL DAMAGES OF ANY KIND (INCLUDING, BUT NOT LIMITED TO LOST PROFITS OR LOST SAVINGS), WHETHER BASED IN CONTRACT, TORT, OR OTHERWISE, WHICH ARISES OUT OF OR IS IN ANY WAY CONNECTED WITH ANY USE OF THE PROPERTIES OR IMPROVEMENTS, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

8. CONFIDENTIAL INFORMATION.

8.1 Disclosure and Use. Each party agrees not to use or disclose any Confidential Information received from the other for any purpose whatsoever except for the specific purposes described in this Agreement, and neither party shall disclose to any other person any Confidential Information received from the other, except to their respective Representatives to whom it shall be necessary to make such disclosure in order to obtain the benefits to which such party is entitled under this Agreement; provided, however, that each such Representative granted access to such Confidential Information shall have entered into an agreement, in a form acceptable to the disclosing party, pursuant to which such Representative agrees to keep such information confidential.

8.2 Termination of Confidentiality Obligations. The obligations of Section 8.1 hereof shall terminate with respect to any particular portion of the Confidential Information when the receiving party can prove by appropriate documentation either of the following: (a) such particular portion was previously known to the receiving party as shown by the receiving party's files or was already in the public domain, in each case at the time of the disclosure thereof; or (b) such particular portion entered the public domain through no action of the receiving party subsequent to the time of the disclosure thereof.

8.3 Property Rights; Return of Materials. All Confidential Information and materials, including without limitation, all documents, drawings, models, apparatus, designs, lists and all types of disks, diskettes, computer memory or storage, or other media, furnished to the receiving party shall remain the property of the receiving party. Upon the termination of this Agreement, the receiving party at its expense shall return promptly to the disclosing party, upon the request of the disclosing party, all Confidential Information of the disclosing party along with all copies made thereof and all materials, documents, or things containing any portion of any such Confidential Information.

9. TERM AND TERMINATION.

9.1 Term. This Agreement shall take effect as of the date hereof and shall continue in full force and effect, unless terminated earlier in accordance with Section 9.2 hereof, so long as the making, use or sale of Products is covered by one or more claims under an unexpired U.S. patent deemed to be Moller Intellectual Property for purposes of this Agreement, which claims have not been held invalid or unenforceable by a court having competent jurisdiction for which any time for appeal has expired.

9.2 Termination. Notwithstanding Section 9.1 hereof, this Agreement may be terminated, in whole or in part, pursuant to the following terms and conditions:

(a) This Agreement may be terminated at any time upon the mutual agreement of the parties in writing.

(b) This Agreement may be terminated by a party immediately on written notice in the event the other party shall have failed to perform any material obligation or breached any material warranty or covenant under this Agreement and shall have failed to remedy such material breach to the non-breaching party's satisfaction within 60 days of receiving written notice of such breach.

(c) This Agreement may be terminated by a party immediately on written notice in the event the other party shall file a petition for a liquidation in bankruptcy, be declared bankrupt, make an assignment for the benefit of creditors, go into liquidation or receivership, or otherwise lose legal control of its business.

9.3 Obligations Upon Termination. Upon any termination of this Agreement, the following shall apply:

(a) The parties shall remain responsible for any payments that have become due and owing as of the effective date of termination.

(b) The license granted by Moller to Freedom pursuant to Section 2.2 hereof shall, with respect to Moller Intellectual Property existing as of the date of such termination, survive and continue in full force and effect in accordance with its terms, provided that (i) Freedom continues to make any royalty payments required pursuant to the provisions of Article 4 hereof, and (ii) that the license granted by Moller to Freedom pursuant to Section 2.2(a) hereof shall become non-exclusive in the event that this Agreement is terminated by Moller pursuant to Section 9.2(b) or (c) hereof.

(c) The license granted by Freedom to Moller pursuant to Section 2.3 hereof shall, with respect to Freedom Intellectual Property existing as of the date of such termination, survive and continue in full force and effect.

(d) The provisions of Articles 5, 6, 7 and 8 hereof and Sections 10.7 and 10.8 hereof shall survive and continue in full force and effect.

10. GENERAL PROVISIONS.

10.1 Governing Law. Jurisdiction, and Venue. This Agreement shall be governed by and construed according to the laws of the State of California. excluding its conflict of laws rules to the extent such rules would apply the law of another jurisdiction.

10.2 Integration. This Agreement (and the documents referred to herein) embodies the entire understanding of the parties as it relates to the subject matter hereof. This Agreement supersedes any prior agreements or understandings between the parties as to such subject matter, including the Confidentiality Agreement. No amendment or modification of this Agreement shall be valid or binding upon a party unless signed by such party.

10.3 Notices. Any notice, demand, or request required or permitted to be given under this Agreement shall be in writing and shall be deemed given when delivered personally or sent via registered or certified mail, return receipt requested, or via overnight courier and addressed to the party at the address of such party set forth at the end of this Agreement or such other address as such party may request by notifying the other in writing.

10.4 Waiver. No waiver of any provision of this Agreement will be effective unless in writing and signed by the party against whom such waiver is sought to be enforced. No failure or delay by either party in exercising any right, power or remedy under this Agreement shall operate as a waiver of any such right, power, or remedy. The express waiver of any right or default hereunder shall be effective only in the instance given and shall not operate as or imply a waiver of any similar right or default on any subsequent occasion.

10.5 Severability. In the event that any provision of this Agreement (or portion thereof) is determined by any court of competent jurisdiction to be invalid or otherwise unenforceable for any reason, then the remainder of this Agreement shall remain in full force and effect according to its terms.

10.6 Successors and Assigns. This Agreement and the rights granted hereunder shall not (unless otherwise expressly provided herein) be assignable in whole or in part by a party hereto without the prior written consent of the other party; provided, however, that each party may assign this Agreement and any interests or rights hereunder with the consent of the other party in connection with a merger, consolidation, sale or other disposition of substantially all of the property and assets of such party. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

10.7 Specific Performance; Remedies Cumulative. The parties acknowledge that a breach of this Agreement (other than Article 3 hereof) will result in irreparable and continuing damage and cannot be adequately compensated for by money damages and agree that specific performance is an appropriate remedy for any breach or threatened breach hereof. Accordingly, in addition to any other remedies available to a party at law, in equity or by statute, the parties (a) consent to the issuance of any injunctive relief or the enforcement of other equitable remedies against it (without bond or other security) to compel performance of any of the terms of this Agreement, and (b) waive any defenses thereto, including without limitation, the defenses of failure of consideration, breach of any other provision of this Agreement, and availability of relief in damages. All remedies, whether under this Agreement, provided by law, or otherwise, shall be cumulative and not alternative.

10.8 Mediation and Arbitration. If any dispute, controversy or claim arises under this Agreement, the parties shall negotiate in good faith to settle the matter. If the parties are unable to resolve the matter within a reasonable time, the parties shall submit the matter to mediation by a trained mediator approved by both parties, the cost of which shall be shared equally by the parties. Any dispute, controversy or claim arising under this Agreement not resolved through mediation within a reasonable period of time (not to exceed 90 days) shall be finally settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association in effect on the date of this Agreement by a single arbitrator appointed in accordance with said Rules. The appointing authority shall be the American Arbitration Association. The costs of any arbitration shall be shared equally by the parties, unless the award of the arbitrator provides otherwise. The arbitrator's award shall be non-appealable and enforceable in any court of competent jurisdiction. The place of mediation or arbitration shall be Sacramento, California. Nothing in this Section 10.8 shall preclude any party from seeking injunctive relief or other equitable remedies (whether prior to or during such mediation or arbitration) if necessary to protect the interests of such party.

10.9 Export Restrictions. Neither party shall export or re-export, directly or indirectly, the products or intellectual property of the other to any country for which an export license or other governmental approval is required without first obtaining such license or approval.

10.10 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement has been executed effective as of the date first set forth above.

FREEDOM MOTORS, INC.

By [signature]

Its PRESIDENT

MOLLER INTERNATIONAL, INC.

By [signature]

Its PRESIDENT

AEROBOTICS, INC.

By [signature]

Its PRESIDENT

DEVELOPMENT SERVICES

Development Services are defined to include any and all tasks pertaining to:

- Engine Test. Test Setup or Test Documentation
- Engine Component Manufacture Process, Process Setup or Process Documentation
- Piece Part Inspection
- Bill of Material Management
- Inventory Management
- Field Test Integration Management
- Application Engineering
- General Administrative or Management Tasks associated with engine test, manufacture or application integration

EXHIBIT B to
Technology Development and License Agreement

PATENT RIGHTS

- "Combination thermal barrier and wear coating for internal combustion engines", U.S. Patent # 5.413.887 May 9th, 1995 (Foreign Patents Pending)
- "Charge Cooled Rotary Engine", U.S. Patent Pending
- "Rotary Engine Having Enhanced Charge Cooling and Lubrication", U.S. Patent pending .

AMENDMENT TO THE TECHNOLOGY DEVELOPMENT
AND LICENSE AGREEMENT OF 28 OCTOBER 1999

This AGREEMENT is entered into and effective as of February 25, 2011, between FREEDOM MOTORS, INC., a Nevada corporation ("Freedom"), and MOLLER INTERNATIONAL, INC., a California corporation ("Moller").

A. On 28 October 1999 an agreement was entered into by Freedom Motors, Aerobotics Inc, and Moller International under which certain terms and conditions were defined for certain products, services and equipment. The 28 October 1999 Technology Agreement became known as the "Technology Agreement" between these parties.

B. The parties hereto desire (i) to amend the Technology Agreement to provide for an adjustment in the rates for services and increase the royalties to Moller in connection with sales of certain products or revenues received under sublicense agreement(s) for certain technology.

C. In consideration for these changes, the parties agree to the forfeiture of $4 million in debt owed by Freedom to Moller as of the effective date of the signing of this agreement.

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. No change to original DEFINITIONS found in the Technology Agreement.

2. AMENDED COSTS FOR RESEARCH AND DEVELOPMENT SERVICES.

2.1 Amended Services. At Freedom's request, Moller shall provide, as deemed reasonable, scientific and engineering personnel and expertise and use of a portion of its facilities in order to assist Freedom in its effort to move its rotary engines into volume production. Any such personnel provided by Moller shall at all times be deemed to be employees of Moller and not of Freedom. Services provided by Moller to Freedom shall be reimbursed as follows: Direct wages plus **150%** overhead; Materials plus 10%; and a G & A surcharge of 25% on the above charges. Amounts to be reimbursed by Freedom shall not be payable until the earlier of the closing of a financing or licensing transaction in which Freedom receives gross proceeds of at least $1,000,000 or the termination of this Agreement.

2.2 No further change to this section.

3. AMENDMENT TO ROYALTIES

3.1 No change to Sale or Lease of Products section.

3.2 Amended Sublicense of Moller Intellectual Property. Subject to the terms and conditions hereof, until the expiration of the Initial Royalty Period, Freedom shall pay to Moller, on or prior to 45 days after the end of each calendar quarter, a royalty payment in an amount equal to **30%** of the Net Sublicense Fees received during such calendar quarter in connection with the grant by Freedom or its Affiliates to parties (other than Freedom, Moller or any of their Affiliates) of sublicenses to Moller

Intellectual Property that authorize the manufacture of Products by such sub-licensees for use or sale by such sub-licensees. For five years following expiration of the Initial Royalty Period, Freedom shall continue to make such royalty payments in connection with such grant of sublicenses but the royalty payments shall be reduced to equal 10% of the Net Sublicense Fees received. In addition, until such time as the Charge Cooled Patent first issues in the U.S. and as issued contains one or more valid and enforceable claims covering the making, use or sale of Products, the royalty payments payable under Section 4.2 of the original agreement shall be reduced to equal 10% of the Net Sublicense Fees received. All royalty payments under the original agreement's Section 4.2 shall be paid in U.S. dollars less any deduction for any required government withholding and any amounts payable for any applicable sales taxes, use taxes or similar taxes.

4. NO FURTHER CHANGE TO THE ORIGINAL AGREEMENT.

IN WITNESS WHEREOF, this Agreement has been executed effective as of the date first set forth above.

For Freedom Motors:	For Moller International:
Jim Toreson, CEO	Paul S. Moller, President

VentureNet agreement (signed).pdf

Shareholders Agreement

THIS AGREEMENT is made this 2 day of JULY, 2011, by and between Freedom Motors, Inc., a Nevada corporation; and Venture-Net Partners, LP2, a California limited partnership, (hereinafter referred to as "Venture-Net").

IN CONSIDERATION of the mutual covenants contained herein, the mutual reliance of the parties thereon and the mutual benefits to be derived therefrom: the parties agree to enter into a business relationship which will include the formation and operation of a Nevada corporation (hereinafter referred to as "The Corporation") to be actively engaged, as a licensee of certain proprietary technologies currently owned by Freedom Motors, Inc., in the business of manufacture and licensing of certain proprietary rotary engines and related ancillary products pursuant to the following terms and conditions.

(1) The name of The Corporation shall be: ECOROTARY, INC.

(2) The articles of incorporation of The Corporation shall establish twenty million (20,000,000) authorized shares of common stock of one tenth of a mil ($0.0001) par value, which shall, at the first reorganizational meeting of shareholders, be distributed among the parties as follows:

To Freedom Motors, Inc., as to an aggregate five million (5,000,000) shares;

To Kwei-Shiang Gilman as to fifty thousand (50,000) shares;

To Venture-Net as to an aggregate six hundred thousand (600,000) shares.

(3) The purchase price of the common shares to be issued as prescribed hereinabove shall be one tenth of a mil ($0.0001) per common share.

(4) The articles of incorporation of The Corporation shall allow for cumulative voting of shares and to establish ten million (10,000,000) authorized shares of preferred stock of six dollars ($6.00) per share par value. All common and preferred shares shall have equal rights with respect to voting. Cumulative voting of shares shall be permitted.

(5) The holders of record of the outstanding shares of The Corporation's common and preferred stock shall be entitled to such dividends as may be declared by the board of directors out of funds legally available therefor. The preferred shares shall be convertible to common on a one share for one share basis at any time at the option of the holder. Said preferred shares shall also be convertible to common on a one share for one share basis at the option of The Corporation in the event that: (i) The Corporation closes a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, the aggregate cash proceeds of which is not less than ten million dollars ($10,000,000); or (ii) The Corporation's stock becomes eligible for trading on either the New York or American Stock Exchange or becomes listed on the National

Association of Securities Dealers Automatic Quotation system (NASDAQ). Four million two hundred fifty thousand (4,250,000) preferred shares shall be designated Series A Preferred Shares and shall be entitled to a cumulative preferred return equal to five percent (5%) per annum.

(6) In the event of a liquidation, dissolution or the winding up of the affairs of The Corporation, following the satisfaction of all creditors and bond holders, the holders of preferred shares shall be entitled to receive, prior to any distribution to holders of common shares made in respect of such common shares, such amount, up to the aggregate par value of their preferred shares, as may be obtained (and remains after payment of all fees and expenses as required by applicable law) from the sale of the net assets of The Corporation. Any assets which may remain, following the satisfaction of all creditors and bond holders and such distribution to holders of preferred shares equaling the aggregate par value of their preferred shares and such payment of fees and expenses, shall be ratably divided and distributed equally among all holders of common shares and preferred shares.

(7) Pursuant to the ratification of this Agreement, The Board of Directors of The Corporation shall consist exclusively of:

Jim Toreson, D.Sc., Chairman of the Board;
Paul Moller, Ph.D., Chief Executive, Officer, Chief Technical Officer and Director;
Randell Young, D. Mus., Director; and
four (4) additional directors to be mutually agreed upon by the parties.

(8) The Directors prescribed hereinabove shall serve for an initial period co-terminus with the closing date of the private offering of equity securities contemplated and described herein plus a period following thereafter of not more than thirty (30) days during which time the corporation shall hold a meeting of shareholders and an election of all directors. Said initial Board of Directors shall be eligible for re-election. In the event that any prospective Director listed hereinabove shall, for any reason, decline to accept his appointment as a Director pursuant to this Agreement, the vacancy or vacancies so created shall be filled, or decline to be filled, by the mutual agreement of the parties hereto except that in no event shall the total number of initial Directors of The Corporation exceed seven (7) or be less than five (5).

(9) During the period of service prescribed in paragraph (8) herein above, any action by the Board of Directors related to either (i) the approval of the private placement memorandum, (ii) any extension of the private offering period, or (iii) any acceptance of stock purchase terms and conditions substantially different from those described herein must include the concurrence of Paul Moller.

(10) It is mutually understood and agreed that Venture-Net shall assist The Corporation with all management issues relative to the preparation for and development of a private offering of equity securities in an amount not to exceed twenty-five million five hundred thousand dollars ($25,500,000), exempt from S-1 form registration with the Securities and Exchange Commission pursuant to SEC Regulation D, Rule 506; manage the solicitation of investors therefor; and facilitate subscriptions therein on a best efforts basis, except that nothing herein contained, nor any act or action referred to or described herein, shall be construed as offering legal or accounting advice or otherwise providing any service for which a special license or certification is required. The shares

offered will be Series A Preferred. The price per share shall be six dollars ($6.00). The offering period shall extend for not more than ninety (90) calendar days subsequent to the approval by the Board of Directors of The Corporation of the private placement memorandum to be used concomitant with said offering. Said Board of Directors shall not approve such private placement memorandum prior to the issuance of an attorney's opinion letter approving same pursuant to paragraph (17) hereinbelow.

(11) Unless subsequently waived or reduced by The Corporation, the minimum subscription of said private offering shall be ten million dollars ($10,000,000). Any capital accepted by The Corporation during such offering period shall, if less than said minimum, constitute a de facto reduction by The Corporation of said minimum to the amount of such capital accepted.

(12) In the event that The Corporation fails to attain said minimum subscription within the offering period of said private placement memorandum; The Corporation shall have, for a period of thirty (30) calendar days subsequent to the expiration thereof, the right to redeem, for the original purchase price thereof, all six hundred thousand (600,000) common shares previously issued unto Venture-Net and all fifty thousand (50,000) common shares previously issued unto Kwei-Shiang Gilman.

(13) Said right of redemption referred to above shall forever expire upon the attainment of said minimum subscription and, alternatively, in the event that said minimum subscription is not attained, upon The Corporation's failure to exercise same within thirty (30) calendar days of the expiration of the offering period, or any extension thereof, of said private offering. In the event that the board of directors of The Corporation shall, for any reason, act to extend the offering period of the private offering described therein, the effective period of said right of redemption shall likewise be extended for an equal period thereto.

(14) In the event that within two (2) years from the date hereof, The Corporation or Paul Moller shall enter into any transaction for the purpose of obtaining funds and/or buying or selling securities with any person, partnership, trust, corporation or other legal entity which was introduced to The Corporation or contacted by or on behalf thereof concerning said private offering or with which discussions therewith were held concerning said private offering during the period beginning with the date hereof through the offering period of said private offering (including any and all extensions thereof), then said right of redemption referred to above shall forever expire <u>and</u> in the event that said right of redemption shall have already been exercised, unless The Corporation obtains from Venture-Net its written consent to such transaction, The Corporation shall be liable for bad faith <u>and</u> Venture-Net shall have the exclusive right and option, at its sole discretion, to repurchase all or part of the shares previously issued unto Venture-Net at the original purchase price thereof.

(15) In the event that:

A. Pursuant to paragraph (12) hereinabove, The Corporation redeems all or any portion of the shares issued to Venture-Net hereunder, <u>and</u>

B. The conditions precedent authorizing a repurchase of shares by Venture-Net as described in paragraph (14) hereinabove shall occur.

and

C. Prior to Venture-Net's exercise of repurchase rights pursuant to said paragraph (14), The Corporation effects a forward stock split or other reorganization that results in a dilution of the equity position represented by the shares originally issued to Venture-Net hereunder, then,

Venture-Net shall have the exclusive right and option to repurchase, for the aggregate price of its original shares, such shares as would constitute its original equity position prior to the private offering described herein.

(16) It is further agreed that The Corporation shall assist in the development of said private offering by providing Venture-Net with: (i) a mutually acceptable business plan which is complete, accurate and does not contain any untrue statement or omit to state any fact which is necessary in order to make the statements contained therein not misleading; and (ii) all necessary financial statements, forecasts, information and documentation as well as complete and accurate answers to any and all reasonable inquiries related thereto. It is agreed that Venture-Net will supply The Corporation with proprietary offering development materials and software and incorporate the financial information supplied by Paul Moller hereunder into a three-year pro forma financial forecast and model for The Corporation. In the event that said financial forecast and model is delivered to a prospective investor whose offer to invest is subsequently accepted by The Corporation, upon receipt of such funds, the amount of Venture-Net shares subject to redemption by The Corporation under paragraph (12) hereof shall be reduced by one hundred thousand (100,000).

(17) The parties agree that William R. Black, Esq., shall represent The Corporation with respect to the development and distribution of said private offering, according to the terms and conditions of a written agreement therewith, and that all of the legal fees and costs incurred on behalf of The Corporation pursuant to such agreement shall be paid by The Corporation.

(18) Venture-Net agrees and warrants that it will comply with all applicable state and federal securities regulations and that it will make no representations to any prospective or actual investor other than those contained in the private placement memorandum approved by Paul Moller and by the board of directors of The Corporation for use in connection with said private offering.

(19) Freedom Motors, Inc., and The Corporation shall further negotiate in good faith and enter into a Licensing Agreement which shall grant unto The Corporation a license to manufacture and distribute in perpetuity certain proprietary technologies developed and owned by Freedom Motors, Inc., more fully described in the document labeled Exhibit A attached hereto and made a part hereof, the basic terms of which shall require a maximum cash payment to Freedom Motors, Inc., in the amount of seven million five hundred thousand dollars ($7,500,000) said Licensing Agreement to become effective immediately upon receipt by Freedom Motors, Inc., of an initial payment in the amount of not less than four million five hundred thousand dollars ($4,500,000) or 60% of the total license fee.

(20) Unless otherwise extended by an amendment in writing signed by the parties hereto, this Agreement shall terminate upon the earlier of: (i) 6 months from the date hereof; (ii) the acceptance by The Corporation of the minimum subscription hereunder; (iii) the exercise by The Corporation of the stock redemption provisions specified in paragraph (13) hereof. In the event that this Agreement is terminated earlier than two (2) years from the date hereof, paragraphs (14) and (15) shall survive such termination for a period of two (2) years from the date hereof. Venture-Net's right to seek legal remedy for breach of paragraphs (14) and/or (15) hereof shall survive for a period equal to the California statute of limitations for the filing of a legal action based on a breach of contract theory with said period commencing upon the discovery of such breach.

(21) The parties hereto agree and acknowledge that this Agreement contains the entire understanding and agreement of said parties as of the date hereof and that the same may be amended or modified only by an instrument in writing properly made and duly executed by each and all of the parties hereto. The parties further acknowledge that the venture contemplated herein has certain inherent and substantial risks which each party has independently assessed and evaluated and subsequently upon such independent assessment and evaluation assumed, and that neither party has made, nor relied upon, as an inducement for the other party to enter into this Agreement, or for any other purpose, any warranty, promise, prediction or other representation concerning the ultimate success or failure (or the probabilities thereof) of either the business operations of The Corporation or any private or public offering of the securities thereof.

(22) Each of the parties hereto, for himself or itself only, acknowledges that such party (i) has independent legal counsel and (ii) that such party's execution of this agreement is not taken upon the instruction or recommendation of the legal counsel of the other parties, the legal counsel of The Corporation or that of legal counsel referred or recommended by the other party. Each of the parties hereto, for himself or itself only, acknowledges that both the form and substance of this Agreement, including the language contained herein, is the product and result of the mutual negotiation of the parties and as such this Agreement is to be interpreted as having been collectively prepared by all parties.

(23) No breach of this agreement by either party shall be deemed material, unless the complaining party shall have given the other party written notice of such breach and (i) the party receiving such notice shall thereafter fail to discontinue the practice complained of (if a practice of such party is the basis of the claim of breach) or otherwise cure such breach within thirty (30) calendar days subsequent to receipt of said written notice; or (ii) if such breach is not reasonably capable of being fully cured within such thirty (30) calendar day period using all reasonable efforts, such party shall not with all reasonable diligence commence within such thirty (30) day period and proceed to cure such breach as promptly as reasonably practicable.

(24) Any notice, answer, interrogatory or other communication required or permitted to be given or made hereunder shall be in writing and shall be deemed to have been sufficiently given or made when delivered personally to the party, or an officer of the party, to whom same is directed, or, except in the event of a postal strike, five (5) days after being mailed by first-class mail, postage prepaid, if to Venture-Net at Venture-Net Partners, LP2, 4695 MacArthur Court, Suite 1100, Newport Beach, CA 92660; or if to The Corporation at EcoRotary, Inc., 1222 Research Park Drive,

Davis, CA 95618. Either party may change its address for the purpose hereof by giving notice of such change to the other party in the manner herein provided, such change to become effective on the tenth (10th) day after such notice is so given.

(25) The parties hereto agree that this Agreement shall be enforced and interpreted according to the laws of the State of California and pursuant to the jurisdiction of the Superior Court of the State of California in the County of Orange. In the event that any provision of this Agreement is declared by a court of competent jurisdiction to be void, invalid or unenforceable, such provision shall thus be deemed severed from the Agreement and the remaining portions and provisions thereof shall remain in full force and effect. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

(26) In the event that litigation is commenced between the parties hereto relative to this Agreement or the rights and duties of the parties under same, the prevailing party therein shall be entitled, in addition to such relief as may be granted, to the actual sum expended for reasonable attorney's fees and court costs as determined by the court in such action.

FURTHERMORE, the parties hereto do hereby pledge and commit their best efforts to the development of The Corporation and the success of the venture contemplated by this agreement, and with mutually exclusive covenants and collective covenants do hereby agree to work exclusively with one another during the term of this agreement to successfully produce and create this business venture.

IN WITNESS WHEREOF the parties hereto have hereunto affixed their hands and seals on the date first hereinabove written in the City of Newport Beach, County of Orange, State of California.

James S Toreson

______________________________ DATE: July 2, 2011

FREEDOM MOTORS, INC.
by Jim Toreson
President and Chief Executive Officer

______________________________ DATE: 6 July 2011

VENTURE-NET PARTNERS, LP2
by Randell Young
Managing General Partner

EXHIBIT A

EcoRotary® wishes to license current technologies owned by Freedom Motors, as defined in the Technology Development and License Agreement between Freedom Motors and Moller International. This technology and that developed by Freedom Motors since the signing of the above agreement is available for licensing by EcoRotary® as of this date.

For the exclusive right to manufacture and distribute the basic Rotapower® engine, EcoRotary would pay a license fee of $7.5 million in two increments. The license would become effective immediately upon an initial payment of $4.5 million with the additional $3 million to be paid upon EcoRotary receiving funding of at least $10 million. It is contemplated that EcoRotary may choose to license only certain models for sale in specific regions and/or applications. In this case the license fee and Freedom's equity in EcoRotary would be adjusted as appropriate. Time is of the essence.

James S Toreson

DATE: July 2, 2011

FREEDOM MOTORS, INC.
by Jim Toreson
President and Chief Executive Officer

DATE: 6 July 2011

VENTURE-NET PARTNERS, LP2
by Randell Young
Managing General Partner

EXHIBIT F

OPINION RE LEGALITY



CHRISTENSEN CAPITAL LAW CORPORATION

1478 Stone Point Drive, Suite 400 | Roseville, CA 95661 | 916.930.6142
www.chriscaplaw.com

Toll-free: 877. 453.3376
Bay Area: 408.372.2551

Craig G. Christensen, J.D.
cgc@chriscaplaw.com

August 2, 2012

Board of Directors
Freedom Motors, Inc.
1222 Research Park Drive, Suite 100
Davis, CA 95618

Re: **Freedom Motors, Inc./Regulation A Offering Statement**

Dear Sirs:

In connection with the submittal of an Offering Statement to the United States Securities and Exchange Commission pursuant to Regulation A by Freedom Motors, Inc., a Nevada corporation, I have examined such corporate records, certificates and other documents and such questions of law as I have considered necessary or appropriate for purposes of this opinion.

Upon the basis of such examination, I am of the opinion that:

1. The Company has been duly incorporated and is an existing corporation in good standing under the laws of the State of Nevada;

2. A sufficient number of Common Shares of the Company has been authorized in conformity with the Articles of Incorporation, as amended, so as not to violate any applicable law or agreement or instrument currently binding on the Company;

3. When such Common Shares have been issued pursuant to the terms of the Offering Statement, such shares will be duly and validly issued, fully paid and non-assessable.

I hereby consent to the incorporation of this opinion as an exhibit to the Offering Statement relating to the Common Shares.

Very truly yours,

Craig G. Christensen

CGC:thg

EXHIBIT G

"Test the Waters" Material

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of the Securities described herein. No money or other consideration is being solicited, and if sent in response, will not be accepted. No sales of the securities will be made or commitment to purchase accepted until delivery of an Offering Circular that includes complete information about the issuer and the offering.

FREEDOM MOTORS, INC.



A Nevada Corporation with principal office at
1222 Research Park Drive, Davis, California 95618

Is considering an offering of its Common Stock under Regulation A of
The Securities Act of 1933

For an aggregate offering amount of up to $5,000,000

For more information contact:

Freedom Motors via e-mail to: bruce@freedom-motors.com

or write to:

Paul S. Moller, Ph.D.
President
Freedom Motors, Inc.
1222 Research Park Drive
Davis, CA 95618

Telephone: (530) 756-0123
Facsimile: (530) 756-5179

Freedom Motors is the exclusive, worldwide licensed manufacturer of the Rotapower® engine, a high power-to-weight, ultra-low emissions rotary engine developed to address the requirements of the hybrid automobile and portable power generation markets. For more information about Freedom Motors or the Rotapower® engine proceed to

www.Freedom-Motors.com

An indication of interest made in response to this announcement involves no obligation or commitment of any kind.

To receive an offering circular, please fill out the information below and return to us at the address above.

Name: ______________________ Address: ______________________

Email: ______________________________ Phone: ______________________

EXHIBIT H

ADDITIONAL EXHIBITS

UNIVERSITY OF CALIFORNIA, DAVIS

BERKELEY • DAVIS • IRVINE • LOS ANGELES • MERCED • RIVERSIDE • SAN DIEGO • SAN FRANCISCO  SANTA BARBARA • SANTA CRUZ

INSTITUTE OF TRANSPORTATION STUDIES
TELEPHONE: (530) 752-6548
FAX: (530) 752-6572

ONE SHIELDS AVENUE
DAVIS, CALIFORNIA 95616-8762

March 1, 2006

To Whom It May Concern:

I have witnessed the testing (January 10, 1997) on a dynamometer of a Moller International single rotor, fuel injected rotary engine. The engine was operated at 4500 RPM and 17.8 hp. The steady-state carbon monoxide (CO) and hydrocarbon (HC) emissions were measured using a Bear Pace 100 gas analyzer and the nitric oxide emissions were determined using a Drager Gas Pump Chemical analyzer. The fuel consumption (bsfc) was determined based on the pulse width of the fuel injector. The engine was tested using gasoline as the fuel. The results of the engine tests were the following:

HC	6 ppm
CO	.03%
NO2	100 ppm

The corresponding specific engine emissions (gm/bhp-hr) for the Moller rotary engine were calculated to be the following:

HC	.0635 gm/bhp-hr	(MW = 72)
CO	1.24 gm/bhp-hr	
NO2	.65 gm/bhp-hr	

These emissions values are much lower than those for a 4-cylinder, gasoline-fueled reciprocating engine. which are typically 1.6 gm/bhp-hr HC, 11 gm/bhp-hr CO, and 1.2 gm/bhp-hr NOx near the minimum bsfc operating condition.

It is also of interest to estimate the emissions that would result if the Moller rotary engine were used to power a generator in a series hybrid-electric vehicle. This can be done for the Federal Urban Driving Schedule (FUDS) by noting that the average speed for the cycle is 20 mph and for a 4-passenger car like the Honda Civic, simulation results indicate that the average power on the FUDS cycle is about 5 hp. This results in estimated emissions on the FUDS of 0.016 gm/mi HC, 0.31 gm/mi CO, and 0.16 gm/mi NOx without exhaust after-treatment (i.e. no catalytic converter). The corresponding ULEV standards are 0.04 gm/mi HC, 1.7 gm/mi CO, and 0.20 gm/mi NOx. Hence the engine out emissions from the Moller rotary engine in a series hybrid vehicle are estimated to be below the ULEV standards. It should be noted, however, that this estimate does not include the effects of engine-warm-up or on/off transients. The vehicle emissions using the rotary engine for the hybrid vehicle traveling at 60 mph, which requires about 15 hp from the generator, would be essentially the same as on the FUDS cycle.

These test results and calculations indicate that the Moller rotary engine has much lower engine out emissions than a typical reciprocating gasoline engine and would permit the design of a series hybrid vehicle to meet the ULEV standards with minimum exhaust after-treatment.

Respectfully,

Andrew F. Burke

Andrew F. Burke
Research Faculty



National Aeronautics and
Space Administration

Certificate of Recognition

Presents this Certificate to:

PAUL S. MOLLER

For the creative development of a technical innovation
which has been proposed for publication as a
NASA Tech Brief entitled. . .

TESTS OF THERMAL-BARRIER AND WEAR
COATS IN ROTARY ENGINES

Chairperson, Inventions and Contributions Board

MARCH 1, 1998

Date

ANTHONY ASEBEDO (State Bar No. 155105)
MEEGAN, HANSCHU & KASSENBROCK
Attorneys at Law
11341 Gold Express Drive, Suite 110
Gold River, CA 95670
Telephone: (916) 925-1800
Facsimile: (916) 925-1265

Attorneys for Jon Tesar,
Plan Administrator

UNITED STATES BANKRUPTCY COURT

EASTERN DISTRICT OF CALIFORNIA

[Sacramento Division]

In re: PAUL SANDNER MOLLER &, ROSA MARIA MOLLER, Debtors.	Case No. 09-29936-C-11 Docket Control No. [none] Continued Status Conference: Date: September 7, 2011 Time: 10:00 a.m. Dept: C (Courtroom 35) Hon. Christopher M. Klein

TRUSTEE'S FIRST POST-CONFIRMATION STATUS REPORT

Jon Tesar ("Tesar"), as plan administrator for the above-captioned continuing bankruptcy estate of Paul Sandner Moller and Rosa Maria Moller (the "Debtors") hereby files his First Post-Confirmation Status Report.

I. BACKGROUND

This chapter 11 case was initiated on July 31, 2009. Tesar was appointed as chapter 11 trustee on March 26, 2010. Debtor Paul Moller is an engineer involved in research and development of fuel-efficient engines and what are known as roadable aircraft.

On July 7, 2011, the court entered an order that confirmed the Trustee's and Debtors' Joint Plan of Reorganization (the "Plan"). Generally speaking, the Plan calls for a continuing bankruptcy estate post-confirmation, and the liquidation of certain assets to fund distributions to claim holders. Under the Plan, Tesar became and continues to serve as the Plan Administrator with the duty to liquidate assets of the continuing estate. The Effective Date of the Plan was July 22, 2011.

II. STATUS REPORT

A. Activities Regarding Pre-Confirmation Estate.

On August 10, 2011, Tesar filed with the court his Final Report and Account of Chapter 11 Bankruptcy Trustee ("Final Report"). The Final Report outlines his pre-confirmation activities in the chapter 11 case and summarizes the financial status of the chapter 11 estate. No objection has been made to the Final Report.

Hearings are set for August 31, 2011 on Tesar's motions for approval of compensation to be paid to Tesar, his counsel, and his accountants, for pre-confirmation services rendered (Docket Control Nos. MHK-8, MHK-9, and MHK-10). If such compensation is approved in the amounts requested, Tesar anticipates that he has sufficient funds to pay it.

B. Post-Confirmation Activities.

Under the Plan, Tesar is generally to reduce assets of the continuing estate to cash, a major asset being receivables owed by Moller International, Inc. ("MII"), which is a tenant on real property owned by the Debtors. The continuing estate also holds an interest in the Debtor's other corporation, known as Freedom Motors, Inc. ("FMI"), which is currently privately held by the Debtors. FMI makes use of part of the same real property for its business operations.

Under the Plan, Tesar has authority to sell shares in MII held by the continuing estate, as he did pre-confirmation, as trustee. Although he has not yet done so post-confirmation, Tesar will pursue such sales as necessary to fund the Plan. The amount of such sales will depend on the amounts he is able to collect from MII on the receivables, and on the Debtors' performance under the Plan. To the extent funds are not forthcoming from MII and/or FMI, Tesar will sell additional shares in MII, to the extent permitted by law.

Tesar has been informed by the Debtors that FMI has entered an agreement under which FMI is to receive significant funding through a licensing agreement for certain of FMI's rotary-engine technology, but it is currently unclear when such funding will in fact begin. Also, Tesar has been informed that FMI will make a limited public offering under Regulation "A." Tesar is informed the terms of the offering are to be submitted to regulators the first week of September 2011 and shares are scheduled to be available before the end of the year.

Under the Plan, Tesar has authority post-confirmation to file, and the court has jurisdiction to hear, objections to claim. The Plan includes deadlines for claim holders to file or amend proofs of claim in regard to certain types of claims against the estate. The last of those deadlines will run in October 2011, after which time Tesar will analyze proofs of claim and determine whether any objections need be filed. At this time, Tesar does not anticipate that many objections will be necessary.

C. Closing of Case; Future Status Conferences.

The Plan permits Tesar to request that the chapter 11 case be closed (and reopened if relief is needed and/or when the Debtors wish to request an order of discharge). Given the facts outlined above, Tesar anticipates that he will request the closing of the case in early 2012, once the deadline for amend claims runs and objections, if any, can be filed and resolved. Tesar believes that further a status conference in late January 2012 would be appropriate under these circumstances.

Respectfully submitted,

Dated: 8/25/2011

Jon Tesar
Plan Administrator, Case No. 09-29936-C-11

Dated: 08.26.2011

MEEGAN, HANSCHU & KASSENBROCK

By: ______________________
Anthony Asebedo
Attorneys for the Trustee

ANTHONY ASEBEDO (State Bar No. 155105)
MEEGAN, HANSCHU & KASSENBROCK
Attorneys at Law
11341 Gold Express Drive, Suite 110
Gold River, CA 95670
Telephone: (916) 925-1800
Facsimile: (916) 925-1265

Attorneys for Jon Tesar

UNITED STATES BANKRUPTCY COURT

EASTERN DISTRICT OF CALIFORNIA

[Sacramento Division]

In re: PAUL SANDNER MOLLER &, ROSA MARIA MOLLER, 9350 Currey Road, Dixon, CA 95620 SSN ***-**-6752/EIN 68-0006075 SSN ***-**-2340 Debtors.	Case No. 09-29936-C-11 Docket Control No. MHK-6 **Hon. Christopher M. Klein**

NOTICE OF ENTRY OF ORDER CONFIRMING PLAN OF REORGANIZATION

NOTICE IS HEREBY GIVEN that the following order or judgment has been entered on the docket for the above-captioned matter.

Title and Description of Order/Judgment: Order Confirming Trustee's and Debtors' Joint Plan of Reorganization Dated February 24, 2011, as Modified at the Confirmation Hearing.

Order in favor of: Jon Tesar, as trustee, and Paul and Rosa Moller, debtors.

Date of Entry on Docket: July 7, 2011.

A copy of the above order/judgment is attached hereto as Exhibit "A."

Dated: 07.08.2011 MEEGAN, HANSCHU & KASSENBROCK

By: [signature]
Anthony Asebedo
Attorneys for Jon Tesar

46

ANTHONY ASEBEDO (State Bar No. 155105)
MEEGAN, HANSCHU & KASSENBROCK
Attorneys at Law
11341 Gold Express Drive, Suite 110
Gold River, CA 95670
Telephone: (916) 925-1800
Facsimile: (916) 925-1265

Attorneys for Jon Tesar,
Chapter 11 trustee

UNITED STATES BANKRUPTCY COURT

EASTERN DISTRICT OF CALIFORNIA

[Sacramento Division]

In re:

PAUL SANDNER MOLLER &,
ROSA MARIA MOLLER,

Debtors.

Case No. 09-29936-C-11
Docket Control No. MHK-6

Plan Confirmation Hearing:
Date: June 22, 2011
Time: 10:00 a.m.
Dept: C (Courtroom 35)

Hon. Christopher M. Klein

ORDER CONFIRMING TRUSTEE'S AND DEBTORS' PLAN OF REORGANIZATION DATED FEBRUARY 24, 2011, AS MODIFIED AT THE CONFIRMATION HEARING

The hearing on confirmation of the Trustee's and Debtors' Joint Plan of Reorganization Dated February 24, 2011(the "Plan"), filed on behalf of Jon Tesar as trustee ("Tesar") and Paul and Rosa Moller (the "Debtors"), came on for hearing on the date and at the time indicated above, before the Honorable Christopher M. Klein. Anthony Asebedo of Meegan, Hanschu & Kassenbrock appeared on behalf of Tesar. William S. Bernheim of Bernheim, Gutierrez & McReady appeared on behalf of the Debtors. Thomas P. Griffin of Hefner Stark & Marois appeared on behalf of creditor Exchange Bank. Other appearances, by telephone, were noted on the record.

///
///
///

The court having stated its findings of fact and conclusions of law on the record and having determined after notice and hearing that the requirements for confirmation set forth in 11 U.S.C. § 1129 have been satisfied,

IT IS HEREBY ORDERED that the Plan, as modified at the confirmation hearing, is confirmed. A copy of the Plan, including all modifications, is attached hereto as Exhibit 1 and is incorporated herein by reference.

Dated: July 06, 2011

United States Bankruptcy Judge

ANTHONY ASEBEDO (State Bar No. 155105)
MEEGAN, HANSCHU & KASSENBROCK
Attorneys at Law
11341 Gold Express Drive, Suite 110
Gold River, CA 95670
Telephone: (916) 925-1800
Facsimile: (916) 925-1265

Attorneys for Jon Tesar,
Chapter 11 trustee

WILLIAM S. BERNHEIM (State Bar No. 56555)
BERNHEIM, GUTIERREZ & McCREADY
255 North Lincoln Street
Dixon, CA 95620
Telephone: (707) 678-4447
Facsimile: (707) 678-0744

Attorneys for the Debtors

UNITED STATES BANKRUPTCY COURT

EASTERN DISTRICT OF CALIFORNIA

[Sacramento Division]

In re: PAUL SANDNER MOLLER &, ROSA MARIA MOLLER, Debtors.	Case No. 09-29936-C-11 Docket Control No. MHK-6 **Hon. Christopher M. Klein**

TRUSTEE'S AND DEBTORS' JOINT PLAN
OF REORGANIZATION DATED FEBRUARY 24, 2011

Jon Tesar (the "Trustee") and Paul Sandner Moller and Rosa Maria Moller (the "Debtors") hereby propose the following Plan of Reorganization Dated February 24, 2011 ("Plan").

ARTICLE I.
INTRODUCTION

On May 18, 2009, the Debtors filed a joint voluntary petition for relief under chapter 11 of the United States Bankruptcy Code. On March 29, 2010, the United

States Bankruptcy Court entered an order approving the appointment of the Trustee as trustee in the Debtors' chapter 11 case.

This Plan is the Trustee's and the Debtors' joint proposal to satisfy the debts owing as of confirmation of this Plan. Creditors and equity security holders (if any) should refer to Articles III, IV, and VII of this Plan for information regarding the precise treatment of claims. A Disclosure Statement that provides detailed information regarding this Plan and the rights of creditors and equity security holders has been circulated with this Plan, and this Plan should be read and evaluated by creditors in conjunction with the Disclosure Statement. **Your rights may be affected. You should read these papers carefully and discuss them with your attorney, if you have one. If you do not have an attorney, you may wish to consult one.**

ARTICLE II.
DEFINITIONS

For purposes of this Plan the following terms have the meaning set forth below:

1. "Agricultural Property" means the real property commonly known as 9341 Currey Road, Dixon, California 95620.

2. "Ag Property Litigation" means Solano County Superior Court Case Nos. FCS029760 and FCS029789, consolidated into Case No. FCS029760.

3. "Administrative Expense Claim" means any cost, claim, or expense of administration of the Case arising before the Effective Date, allowed and entitled to priority in accordance with the provisions of §§ 503(b) and 507(a)(1) of the Code, including, without limitation, (i) all actual and necessary expenses of preserving the Estate, to the extent allowed by the Court, and (ii) all allowances of compensation and/or reimbursement of expenses of Professionals to the extent allowed by the Court.

4. "Allowed Claim" means a Claim with respect to which either (i) a proof of claim has been filed with the Court by the Claims Bar Date, or (ii) which is set forth in a specific amount in the schedules of liabilities filed in the Case, as amended from time to

///

time, and not listed as disputed, unknown, contingent, or unliquidated as to amount; and (iii) in either case as to which no objection to allowance has been made.

5. "Allowed Secured Claim" means an Allowed Claim secured by a lien, security interest, or other charge against property in which the Estate has an interest, or which is subject to setoff under § 553 of the Code, to the extent of the value (determined in accordance with § 506(a) of the Code) of the interest of such Allowed Secured Claim in the Estate's interest in such property or to the extent of the amount subject to setoff, as the case may be.

6. "Case" means the chapter 11 bankruptcy case of the Debtors, designated as Case No. 09-29936-C-11 pending before the Court.

7. "Chile Property" means that real property located at 172 Avenue Sporting, Vina Del Mar, Chile, 2560989.

8. "Claims Bar Date" means September 16, 2009 as to non-governmental claimants, and November 16, 2009 as to governmental units.

9. "Code" means title 11 of the United States Code (11 U.S.C. § 101 et seq.), and any applicable amendment.

10. "Commercial Property" means the real property commonly known as 1222 Research Drive, Davis, California.

11. "Confirmation Date" means the date of entry of an order of the Court confirming this Plan.

12. "Confirmation Order" means the order of the Court that confirms this Plan, under § 1129 of the Code.

13. "Court" means the United States Bankruptcy Court for the Eastern District of California, Sacramento Division, in which the Case is pending, and any court having jurisdiction to hear appeal proceedings from such court.

14. "Creditor Account" is that certain bank account or bank accounts to be set up by the Plan Administrator within thirty (30) days of the Effective Date, into which the Plan Administrator shall make deposits and then disbursements to claim

holders (creditors) pursuant to the terms of this Plan; the Plan Administrator may also use any bank account of the Estate existing as of the Confirmation Date, as the Creditor Account.

15. "Effective Date" of Plan means fifteen (15) days after entry of the order confirming this Plan, provided no stay of confirmation has been entered.

16. "Estate" means the bankruptcy estate created on commencement of the Case pursuant to § 541(a) of the Code.

17. "FMI" means Freedom Motors, Inc., a Nevada corporation (entity no. C8097-1997).

18. "MII" means Moller International, Inc., a California corporation (entity no. C1139348).

19. "Parties Entitled to Notice" means the Office of the United States Trustee, the Plan Administrator, counsel to the Plan Administrator, the Debtors, counsel to the Debtors, and those parties who, after the Confirmation Date, file with the court and serve on those parties identified above, a written request for Post-Confirmation Notice to be given by mail using the address stated in such written request.

20. "Petition Date" means the date the Debtors filed their joint voluntary chapter 11 petition, that being May 18, 2009.

21. "Plan Administrator" means Jon Tesar, who was appointed as chapter 11 trustee in the above-captioned bankruptcy case of the Debtors, and if Jon Tesar is unable or unwilling to serve as Plan Administrator, that person who the Court may appoint as Plan Administrator after notice and hearing.

22. "Plan of Reorganization" or "Plan" means this Plan of Reorganization submitted by the Trustee and the Debtors, as amended or modified in accordance with the Code and Federal Rules of Bankruptcy Procedure.

23. "Plan Proponents" means collectively the Trustee and the Debtors.

24. "Post Confirmation Expenses" means all costs, claims, and expenses incurred after the Confirmation Date which (i) if incurred before the Confirmation Date

would have been Administrative Expense Claims or (ii) are reasonable, actual, and necessary costs incurred by the Plan Administrator in carrying out his duties under this Plan.

25. "Post-Confirmation Notice" means note less than ten (10) days' notice by first-class mail to the Parties Entitled to Notice.

26. "Professional" means person or entity retained or to be compensated pursuant to §§ 326, 327, 330, 503(b), and/or 1103 of the Code.

27. "Pro Rata" means the proportion of the amount of an Allowed Claim in a particular class to the aggregate amount of all Allowed Claims which are entitled to a particular distribution (including disputed or undetermined claims until disallowed) in such class. In the case of unclassified Priority Tax Claims, this term means the proportion of the allowed amount of any particular Priority Tax Claim to the aggregate allowed amount of all Priority Tax Claims.

28. "Residential Property" means the real property commonly known as 9350 Currey Road, Dixon, California 95620.

29. Unless otherwise provided above, the terms used in this Plan shall have the same meaning as set forth in §§ 101 and 102 of the Code.

ARTICLE III. IDENTIFICATION AND TREATMENT OF ADMINISTRATIVE EXPENSE CLAIMS, PRIORITY TAX CLAIMS, AND U.S. TRUSTEE FEES

Under § 503 of the Code, the Court determines and allows administrative expenses of the Estate, which are to be paid as priority claims under § 507(a)(2) of the Code. Under § 1123(a)(1) of the Code, claims allowed under § 507(a)(2) of the Code, and under § 507(a)(8) of the Code are not in classes.

A. Administrative Expense Claims.

The Plan Administrator shall pay the full amount of Administrative Expense Claims on the Effective Date, or upon such other terms as may be agreed upon by the holder of any such claim. Should any holder of an Administrative Expense Claim agree to payment after the Effective Date, the unpaid amount of such claim shall accrue and

be paid interest at the rate of 5% per annum after the Effective Date or after approval by the Court, whichever is later.

All fees required to be paid by 28 U.S.C. §1930(a)(6) (U.S. Trustee Fees) will accrue and be timely paid as an Administrative Expense Claim until such time as the case is closed, dismissed, or converted to another chapter of the Code. Upon closing of the Case, no further U.S. Trustee Fees shall be due, except for any calendar quarter during which the case may be reopened and during which the case stays open for at least three (3) consecutive months. Any U.S. Trustee Fees owed on or before the Effective Date of this Plan will be paid on the Effective Date. The Trustee anticipates that as of the Effective Date, fees due for the first quarter 2011 will have been paid, and the quarterly fee for the calendar quarter of confirmation will be due and will be paid at the end of the month thereafter.

Other than Professionals employed by the Trustee pre-confirmation, any party that asserts any Administrative Expense Claim, whether such claim is fixed, liquidated, contingent, or unliquidated, and regardless of whether priority status is asserted for such claim, must, no later than thirty (30) days following the Effective Date, file and serve a motion under applicable rules of procedure for allowance of such claim, otherwise such claim shall be barred. After confirmation of the Plan, the Plan Administrator shall have the right to object to allowance of any Administrative Expense Claim, and the Court shall have jurisdiction to determine such objections.

B. Priority Tax Claims.

These are the Allowed Claims of governmental units for taxes, duties, and penalties pursuant to § 507(a)(8) of the Code ("Priority Tax Claims"). Claimants include the U.S. Internal Revenue Service, California Franchise Tax Board, and the California Employment Development Department. The total allowed amount of Priority Tax Claims currently totals approximately $168,700.

Priority Tax Claims will be paid in the full allowed amount thereof, or such portion of the allowed amount thereof Pro Rata as available funds permit, on the

Effective Date or as soon thereafter as is practicable or as otherwise ordered by the Court, unless different treatment is agreed between the holder of any such claim and the Plan Administrator; provided however, that the Plan Administrator shall have the right to the maximum deferral of payment of claims of the kind specified in § 507(a)(8) of the Code, as permitted by § 1129(a)(9)(C) of the Code. Priority Tax Claims shall accrue and be paid interest post-confirmation at the rate provided by applicable non-bankruptcy law (except as may be agreed otherwise) until paid in full.

ARTICLE IV.
CLASSIFICATION OF CLAIMS

The claims of creditors shall be divided into the following classes:

CLASS 1: Priority Non-Tax Claims.

Priority claims that are referred to in § 507(a)(1), (4), (5), (6), and (7) of the Code are required to be placed in a class. These claims consists generally of priority non-tax claims, such as claims for certain wages, claims for certain contributions to employee plans, and claims for domestic support obligations. There are no known Class 1 Allowed Claims in the Case.

CLASS 2: Secured Claims.

The Allowed Secured Claims set forth in this Class 2 are subject to valuation of the claimant's collateral and determinations under the provisions of this Plan. This class is subdivided as set forth below, to provide for the individual treatment of such claims as required by § 1122(a) of the Code.

After confirmation of this Plan, the Plan Administrator shall continue to have rights and authority to seek determination of the secured status of any claim pursuant to § 506 of the Code. In the event the Plan Administrator and any creditor cannot agree upon the portion of the creditor's claim that is secured, the Court shall have jurisdiction post confirmation to determine same.

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Class 2.1 Solano County Tax Collector.

This is the Allowed Secured Claim of the Solano County Tax Collector ("County") based on unpaid real property taxes. The County has not filed a Proof of Claim for any amount, and the Debtors scheduled no amount owing to the County. The Trustee is informed, however, that approximately $35,000.00 in real property taxes secured by the Commercial Property were due and owing as of the Petition Date.

Class 2.2 Exchange Bank.

This is the Allowed Secured Claim of Exchange Bank, which claim is secured by a first deed of trust against the Commercial Property.[1] On August 5, 2009, Exchange Bank filed a proof of claim in the Case, asserting a secured claim in the amount of $3,319,985.77. The promissory note in favor of Exchange Bank calls for interest to accrue at the rate of 7.3% per year, until January 1, 2012, after which time the interest rate becomes variable, on the principal amount of $3,300,000.00. On or about October 19, 2010, the Court entered an order approving a stipulation between the Trustee and Exchange Bank (the "Stipulation"), under which Exchange Bank was authorized to record and serve a Notice of Sale regarding the Commercial Property. Under the Stipulation, Exchange Bank was given authority to conduct a foreclosure sale of the Commercial Property if the obligation to Exchange Bank was not reinstated under state law by December 24, 2010, except that if the Trustee timely delivered certain periodic adequate protection payments to Exchange Bank, no sale would be conducted until March 31, 2011, at which time a foreclosure sale could be conducted unless the obligation to Exchange Bank was by that date reinstated under state law. To date, the Trustee has made such adequate protection payments to Exchange Bank.

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1. On Jan. 24, 2007, Exchange Bank filed with the California Secretary of State's office a UCC-1 Financing Statement describing the Debtors' machinery, furniture, fixtures, and equipment, but Exchange Bank did not take a security interest in such or any other personal property pursuant to the Commercial Code.

Class 2.3 Sterling Pacific Financial, Inc. or Assignee.

This is the Allowed Secured Claim of Sterling Pacific Financial, Inc., or assignee ("Sterling"), which claim is secured by way of a second deed of trust against the Commercial Property. According to a motion filed on behalf of parties asserting to hold the beneficial interest in Sterling's claim, this claim totaled approximately $823,537.00 as of September 29, 2009, and the Debtors had missed payments in the aggregate amount of approximately $102,000 due under the promissory note up through September 2009. The promissory note in favor of Sterling calls for interest to accrue at the rate of 12.5% per year, on the principal amount of $700,000.00. As of this date, no Proof of Claim has been filed by Sterling in the Case.

Class 2.4 Morgan Stanley Dean Witter Credit Corp. or Assignee.

This is the Allowed Secured Claim of Morgan Stanley Dean Witter Credit Corporation or assignee ("Morgan Stanley"), which claim is secured by way of a first deed of trust against the Residential Property. On September 16, 2009, the party asserting to hold the beneficial interest in this Claim filed a proof of claim in the Case, asserting a secured claim in the amount of approximately $392,226.28 (the "MS Claim"); the MS Claim also asserts that the promissory note in favor of Morgan Stanley calls for variable rate interest (the rate is not disclosed), on the principal amount of $398,000.00. Morgan Stanley has received certain adequate protection payments made by the Trustee after the Petition Date, pursuant to an order of the Court.

Class 2.5 U.S. Bank, N.A.

This is the Allowed Secured Claim of U.S. Bank, N.A., or assignee ("US Bank"), which claim is secured by a second deed of trust against the Residential Property. On June 18, 2009, US Bank filed a proof of claim in the Case, asserting a secured claim in the amount of $165,705.97 (the "USB Claim"). The promissory note in favor of US Bank calls for interest to accrue at the rate of 7.24% per year, on the principal amount of $190,000.00. US Bank has received certain adequate protection

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payments made by the Trustee after the Petition Date, pursuant to an order of the Court.

Class 2.6 Bay Area Financial Corp.

This is the Allowed Secured Claim of Bay Area Financial Corporation or assignee ("BAFC"), which claim is secured by a third deed of trust against the Residential Property. According to a motion filed in the Case on behalf of BAFC, this claim totaled approximately $358,173.00 as of December 31, 2009. The promissory note in favor of BAFC calls for variable-rate interest to accrue at the rate of 8.25% over the prime rate, on the principal amount of $350,000.00. As of this date, no Proof of Claim has been filed by Sterling in the Case. BAFC has received certain adequate protection payments made by the Trustee after the Petition Date, pursuant to an order of the Court.

Class 2.7 Victoria Schlechter.

This is the Allowed Secured Claim of Victoria Schlechter or assignee ("Schlechter"), which claim is secured by a fourth deed of trust against the Residential Property. According to the Debtor's schedules filed in the Case, as amended, this claim totaled approximately $109,000.00 as of the Petition Date. As of this date, no Proof of Claim has been filed by Schlechter in the Case, and the contract interest rate is 7.0% per year.

Class 2.8 Washington Mutual Bank or Successor/Assignee.

This is the Allowed Secured Claim of Washington Mutual Bank or successor/assignee ("WaMu"), which claim is secured by a first deed of trust against the Agricultural Property. On September 15, 2009, the party asserting to hold this claim filed a proof of claim in the Case, asserting a secured claim in the amount of $317,126.40. The promissory note in favor of WaMu calls for interest to accrue at the rate of 6.0% per year, on the principal amount of $333,500.00.

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Class 2.9 Capital Region Equities, L.L.C. or Assignee.

This is the Allowed Secured Claim of Capital Region Equities, L.L.C. or assignee ("Capital"), which claim is secured by a second deed of trust against the Agricultural Property. The Debtors scheduled a secured claim in favor of Capital in the amount of $350,000.00. The promissory note held by Capital calls for interest to accrue at the rate of 12% per year, on the principal amount of $350,000. Capital has not filed a proof of claim in the Case.

Class 2.10 Dana Foss and Edward Foss or Assignee.

This is the Allowed Secured Claim of Dana Foss and Edward Foss or assignee ("Foss"), which claim is secured by a third deed of trust against the Agricultural Property. The Debtors scheduled a secured claim in favor of Foss in the amount of $225,000.00. The promissory note in favor of Foss calls for interest to accrue at the rate of 7% per year, on the principal amount of $225,000. Foss has not filed a proof of claim in the Case.

Class 2.11: Gregory House and Jennifer House.

This is the Allowed Secured Claim of Gregory House and Jennifer House (collectively, "House"), which claim is secured by a lis pendens recorded against the Agricultural Property. On September 16, 2009, House filed a proof of claim in the Case, as a secured claim in the amount of $622,622.00, designated by the clerk of the Court as Proof of Claim No. 16 ("Claim No. 16"). The Debtors did not schedule a claim in favor of House. Claim No. 16 is based on damages allegedly caused by the Debtors' breach of an agreement under which House claims that House was entitled to purchase the Agricultural Property, and which damages are claimed in the Ag Property Litigation.

Class 2.12 BMW Bank of North America.

This is the Allowed Secured Claim of BMW Bank of North America ("BMW"), which claim as of the Petition Date was secured by a purchase-money security interest in a 2002 BMW 540i automobile (the "Vehicle") valued by the Debtors at $11,000.00. On September 3, 2009, BMW filed a proof of claim in the Case (the

"BMW Claim"), asserting a secured claim in the amount of $3,615.17. The loan documents call for monthly payments to BMW in the amount of $730.07 each, with interest to accrue on the amount borrowed at the rate of 5.75% per year. After the Petition Date, the Debtors made monthly contract payments as same came due, and through such payments paid the entire balance due under the contract with BMW. The Debtors claimed as exempt the sum of $2,550 in regard to the Vehicle.

CLASS 3: Executory Contracts and Leases.

These Allowed Claims are based on executory contracts and leases between the Debtors and third parties, and known Class 3 Allowed Claims are subdivided as stated below:

Class 3.1 Dana Foss and Edward Foss.

This is the Allowed Claim of Dana Foss and Edward Foss ("Foss") based on a month-to-month lease under which the Debtors are lessor and Foss is lessee of the Agricultural Property.

Class 3.2 Moller International, Inc.

This is the Allowed Claim of MI, based on the Lease Agreement dated July 1, 2003 ("Lease") under which the Debtors are lessor and MII is lessee of the Commercial Property. The term of the Lease runs from July 1, 2003 through July 30, 2013 and the Lease calls for monthly rent payments to the Debtors of $41,500.00 per month. As of this time, the Debtors have committed no defaults under the Lease (but MII is in arrears in payments due under the Lease in the aggregate amount of approximately $2,337,000).

CLASS 4: General Unsecured Creditors.

These are the Allowed Claims of general unsecured creditors, any Allowed Secured Claim that as a result of a valuation of the secured claimant's collateral the Claim is unsecured in whole or in part pursuant to the terms of this Plan, and Allowed Claims that result from rejection of a lease or executory contract. This class includes any and all claims which are not more particularly described in Class 1; Class 2.1

through Class 2.12, inclusive; Class 3.1; Class 3.2; Class 5; Class 6; and Class 7. The total amount of Class 4 Allowed Claims is currently approximately $631,000 excluding the Allowed Claims, if any, of the holders of rejected leases and executory contracts and of the holders of Allowed Secured Claims that become entitled to distributions based on a deficiency claim after the disposition of collateral.

CLASS 5: Lucia Napoli Cosmeli.

This is the claim of Lucia Napoli Cosmeli ("Cosmeli"), the aunt of debtor Rosa Moller. The Debtors believe that Cosmeli holds the equivalent of a life estate in the Chile Property under applicable law in the Republic of Chile, and the Debtors have promised to pay for Cosmeli's support and maintenance for her lifetime. Cosmeli is 92 years old and the Chile Property is her personal residence. The Debtors scheduled a claim in favor of Cosmeli, in the amount of $16,458 and state that the claim is secured by the Chile Property, but the Trustee believes based on available information that there is no legally enforceable claim in favor of Cosmeli against the Debtors or the Chile Property.

CLASS 6: Paul Sandner Moller & Rosa Maria Moller.

These are the interests of the Debtors that remain after payment of all Administrative Expense Claims, Post Confirmation Expenses, Priority Tax Claims, and all Allowed Claims.

ARTICLE V.
PROCEDURES RELATING TO CLAIMS AND INTERESTS

The following procedures and provisions, along with those more specific provisions set forth elsewhere in this Plan, govern the administration of claims.

Disputed Claim. A disputed claim is a claim that has not been allowed or disallowed by a final non-appealable order, and as to which either: (i) a proof of claim has been filed or deemed filed, and the Plan Administrator or another party in interest has filed an objection; or (ii) no proof of claim has been filed and the Debtors have scheduled such claim as disputed, contingent, unliquidated, or unknown in amount.

Delay of Distribution on a Disputed Claim. Except as specifically stated otherwise in this Plan, no distribution will be made on account of a disputed claim unless such claim is allowed by a final non-appealable order. The Plan Administrator shall withhold disbursement of payment on any disputed claim by retaining the amount of funds such claimant would receive if the claim were allowed in full. Upon final determination of such dispute, the Plan Administrator shall pay that claim amount allowed by the Court, pursuant to terms of the Plan.

Settlement of Disputed Claims. The Plan Administrator will have the power and authority to settle and compromise any disputed claim against the Estate subject to Post-Confirmation Notice and the procedure set forth in Article IX, § "I" of this Plan, or, alternatively in the Plan Administrator's sole discretion, an order of the Court after hearing pursuant to Federal Rule of Bankruptcy Procedure 9019.

Claims Cap. Claims properly scheduled or timely filed as the case may be shall be capped at the amount set forth in the schedules or proof of claim, as of the Confirmation Date. Unless specifically provided for under this Plan, no claim may thereafter be amended to increase the amount asserted against the Debtors or the Estate. This provision may be enforced by any party in interest.

De Minimis Distributions. Notwithstanding anything to the contrary in this Plan, the Plan Administrator is not required to deliver a payment or distribution to the holder of an Allowed Claim if the amount of cash due is less than $10.00. The Plan Administrator may round all amounts for distribution to the nearest dollar.

ARTICLE VI.
MEANS FOR IMPLEMENTATION OF THE PLAN

A. Liquidation of Property.

To fund disbursements to creditors under this Plan, the Plan Administrator is to liquidate property of the Estate. This will be done over a 36-month period following the Effective Date, by any means chosen by the Plan Administrator in his sole discretion, including with the assistance of agents or brokers. There shall be no minimum prices or terms for liquidation of property of the Estate, and instead such prices and terms shall be determined by the Plan Administrator in his discretion.

To the extent any property of the Estate has been abandoned pursuant to § 554 before the Confirmation Date, and to the extent any property is abandoned pursuant to this Plan on or after the Confirmation Date, such property shall not be liquidated by the Plan Administrator, but instead the Debtors shall be free to use and dispose of such property as they see fit.

The Plan Administrator has authority to liquidate property of the Estate and distribute the proceeds pursuant to the terms of this Plan, except to the extent such property is determined to have an inconsequential or detrimental value to Estate. The Plan Administrator has authority to time such liquidation of assets at his sole discretion during the 36 months following the Effective Date. To "liquidate" assets shall mean to reduce them to cash, by sale, by lease, or by any other disposition in the Plan Administrator's discretion, and as to accounts receivable or other amounts owed to the Debtors or the Estate, to "liquidate" shall also mean to collect the amount payable, including by way of installment payments, judgment and enforcement of judgment, by the sale or assignment of collection rights, or by way of settlement and compromise, all in the Plan Administrator's discretion.

The Plan Administrator may continue to collect receivables as payment of same becomes due, or, if the Plan Administrator receives an acceptable offer for discount or purchase of any receivable, the Plan Administrator may discount or sell same. However, the Plan Administrator may enter a compromise or sell a receivable involving more than a $10,000 discount, or may sell any asset for an amount exceeding $10,000 only after he (i) provides Post-Confirmation Notice of the terms of the compromise or sale to the Parties Entitled to Notice, and (b) no party that receives such notice within the ten days provided serves the Plan Administrator a written objection to the proposed compromise or sale. If the Case is at that time closed, such objection shall be accompanied by a copy of a filed application of the objecting party to reopen

the Case, including evidence that any fee required to reopen the Case has been paid. If such objection in proper form is timely received, the proposed compromise or sale may be carried out only after Court approval obtained after hearing on no less than ten (10) days' notice to the objecting party.

The assets of the Estate include generally, without limitation, the following: claims; promissory notes; contracts; trust rights, whether express, formal, informal, resulting, or other another or fiduciary theories; equitable interests held by, or any right to, real or personal property or the payment of any monies held in the name of any person or entity. Subject to abandonment, the assets of the Estate that the Plan Administrator shall liquidate include, but are not limited to the following:

Description of Assets
Chile Property
Interest (stock) in Freedom Motors, Inc.
Interest (stock) in Moller International, Inc.
Interest in Milk Farm Assocs., L.P.
Rents receivable from Moller International, Inc.
Account receivable from Moller International, Inc. (loan payable)
Account receivable from Moller International, Inc. (deferred compensation)
Organic almond butter
Vehicle (unexempted equity is $2,450)
Patents

The Plan Proponents believe that the most significant assets of the Estate consists of claims against MII for (i) unpaid rent for use and occupancy of the Commercial Property,(ii) for amounts due for pre-petition loans made by the Debtors to MII; and (iii) for deferred compensation payable to Dr. Moller. These claims against MII are described in greater detail in the Disclosure Statement. The Plan Proponents anticipate that the services of Professionals may be used and Administrative Expense

1 Claims may be incurred in the prosecution of these claims against MII. As such, unpaid
2 court-approved administrative expenses incurred by Professionals in the Case shall be
3 paid from proceeds of the claim against MII before distribution on account of any
4 Allowed Claim secured by same (if any), pursuant to § 506(c) of the Code.
5 B. Use of Creditor Account.
6 The Plan Administrator shall deposit into the Creditor Account all cash on hand
7 as of the Effective Date and all proceeds from liquidation of assets following the
8 Effective Date. Sale proceeds shall then be disbursed from the Creditor Account in
9 accordance with the provisions of this Plan. The Plan Administrator shall reserve in the
10 Creditor Account at all times an amount reasonably estimated to cover Administrative
11 Expense Claims and projected Post Confirmation Expenses.
12 C. Distributions from the Creditor Account.
13 From the amounts reserved for Administrative Expense Claims and Post
14 Confirmation Expenses, the Plan Administrator shall first make distributions on account
15 of same. As and when a distribution on account of any Allowed Claim is due and
16 payable under this Plan, the Plan Administrator shall make such distribution from the
17 Creditor Account, in accordance with this Plan.
18 D. Sales Under § 363 of the Code.
19 The Plan Administrator may elect to file a motion with the Court to obtain an
20 order pursuant to the provisions of § 363 of the Code, which shall apply to a sale of
21 property under this Plan in the same manner as if the Case were pending as a chapter
22 11 case before confirmation of any Plan of Reorganization and as if the Plan
23 Administrator were a chapter 11 trustee. To the extent any property is subject to liens,
24 interests, encumbrances, or the like, the Plan Administrator may sell such property free
25 and clear of such liens, interests, encumbrances, or the like, as provided under § 363(f)
26 of the Code; to the extent the Estate may hold less than the entire ownership interest in
27 any property, the Plan Administrator may sell such interest and the interest of any co-
28 / / /

1 owner(s) under § 363(g) of the Code; and the Court shall have jurisdiction to approve
2 such sale as provided under § 363 of the Code.
3 E. Post-Confirmation Employment of Professionals.
4 To the same extent he may have employed Professionals before confirmation of
5 the Plan, the Plan Administrator may employ professionals post-confirmation, except
6 that further Court approval for employment shall not be required so long as the
7 employment was approved by the Court before the Effective Date. The Plan
8 Administrator is specifically authorized to continue to employ counsel and accountants
9 to assist in the exercise of his rights and duties under this Plan, and to continue to
10 employ a securities broker in connection with the sale of securities (stock).
11 F. Payment of Post-Confirmation Compensation of Professionals.
12 The Plan Administrator, and all professionals employed by the Plan Administrator
13 post-confirmation, shall be entitled to compensation for services rendered and
14 reimbursement for costs incurred after the Effective Date. The Plan Administrator shall
15 be authorized to pay such compensation, which shall have a priority consistent with an
16 Administrative Expense Claim, only after he (i) provides Post-Confirmation Notice of the
17 proposed compensation, and (b) no party that receives such notice within the ten days
18 provided serves the Plan Administrator a written objection to the proposed
19 compensation. If the Case is at that time closed, such objection shall be accompanied
20 by a copy of a filed application of the objecting party to reopen the Case, including
21 evidence that any fee required to reopen the Case has been paid. If such objection in
22 proper form is timely received, the proposed compensation can be paid only after Court
23 approval is obtained after hearing on no less than ten (10) days' notice to the objecting
24 party. Notwithstanding the provisions above in regard to payment of compensation to
25 professionals, the Plan Administrator shall be authorized to compensate his securities
26 broker in the ordinary course from proceeds of sale, without need for Post-Confirmation
27 Notice.
28 / / /

ARTICLE VII.
TREATMENT OF CLAIMS

Class 1 Allowed Claims (if any) shall be paid in full on the Effective Date or as soon as practical thereafter and as funds permit or as otherwise ordered by the Court. No Allowed Claim in a particular rank of priority shall be paid until each higher level of priority under § 507 of the Code is paid in full. To the extent insufficient funds exist to pay in full each holder of an Allowed Claim in a particular level of priority, available funds shall be distributed Pro Rata among those claim holders in that level of priority.

The **Class 2.1** Allowed Secured Claim of the County shall be treated as follows. The Commercial Property and the Agricultural Property shall be abandoned as of the Effective Date, and by way of an order of the Court entered in the Case on or about December 22, 2010, the Residential Property was abandoned by the Estate, as of December 9, 2010. To the extent applicable, the Confirmation Order will constitute an order granting relief from the automatic stay in favor of the Class 2.1 claimant to permit the Class 2.1 claimant to possess and dispose of the Commercial Property pursuant to applicable state law. The Class 2.1 Allowed Secured Claim is deemed satisfied in full upon abandonment of the Commercial Property. Confirmation of this Plan will not impair or otherwise affect the Class 2.1 claim holder's security interest in property of the Debtors.

The **Class 2.2** Allowed Claim of Exchange Bank shall be treated as follows. The Commercial Property shall be abandoned as of the Effective Date. To the extent applicable, the Confirmation Order will constitute an order granting relief from the automatic stay in favor of the Class 2.2 claimant to permit the Class 2.2 claimant to possess and dispose of the Commercial Property pursuant to state law. The Class 2.2 Allowed Secured Claim is deemed satisfied in full upon abandonment of the Commercial Property, and any deficiency claim in favor of the Class 2.2 claimant shall be a Class 4 general unsecured claim, on the condition, however, that the Class 2.2 claimant file a proof of claim in the Case (or amend an existing proof of claim, if any) to state

specifically the amount of its deficiency claim. Should the Class 2.2 claim holder fail to file a proof of claim (or amend an existing proof of claim) in the Case within ninety (90) days of the Effective Date to state specifically the amount of any deficiency claim, the Class 2.2 claimant shall receive no distribution under this Plan. Any proof of claim (or amendment, if applicable) that is timely filed as provided above shall be subject to objection by the Plan Administrator or other party entitled to make such objection under applicable rules. Notwithstanding the above provisions, the Class 2.2 claimant and the Debtors shall be free to reach terms for the reaffirmation of the underlying obligation (subject to applicable bankruptcy law), and any payment due on the reaffirmed debt shall be made by the Debtors, not by the Plan Administrator or the Estate. Confirmation of this Plan shall not impair or affect the Class 2.2 claimant's security interest in the Commercial Property.

The **Class 2.3** Allowed Secured Claim of Sterling shall be treated as follows. The Commercial Property shall be abandoned as of the Effective Date. The Confirmation Order will constitute an order granting relief from the automatic stay in favor of the Class 2.3 claimant to permit the Class 2.3 claimant to possess and dispose of the Commercial Property pursuant to state law. The Class 2.3 Allowed Secured Claim is deemed satisfied in full upon abandonment of the Commercial Property, and any deficiency claim in favor of the Class 2.3 claimant shall be a Class 4 general unsecured claim, on the condition, however, that the Class 2.3 claimant file a proof of claim in the Case (or amend an existing proof of claim, if any) to state specifically the amount of its deficiency claim. Should the Class 2.3 claim holder fail to file a proof of claim (or amend an existing proof of claim) in the Case within ninety (90) days of the Effective Date to state specifically the amount of any deficiency claim, the Class 2.3 claimant shall receive no distribution under this Plan. Any proof of claim (or amendment, if applicable) that is timely filed as provided above shall be subject to objection by the Plan Administrator or other party entitled to make such objection under applicable rules. Notwithstanding the above provisions, the Class 2.3 claimant and the

Debtors shall be free to reach terms for the reaffirmation of the underlying obligation (subject to applicable bankruptcy law), and any payment due on the reaffirmed debt shall be made by the Debtors, not by the Plan Administrator or the Estate. Confirmation of this Plan shall not impair or affect the Class 2.3 claimant's security interest in the Commercial Property.

The **Class 2.4** Allowed Secured Claim of Morgan Stanley shall be treated as follows. By way of an order of the Court entered in the Case on or about December 22, 2010, the Residential Property was abandoned by the Estate, as of December 9, 2010. To the extent applicable, the Confirmation Order will constitute an order granting relief from the automatic stay in favor of the Class 2.4 claimant to permit the Class 2.4 claimant to possess and dispose of the Residential Property pursuant to state law. The Class 2.4 Allowed Secured Claim is deemed satisfied in full as of the Effective Date, and any deficiency claim in favor of the Class 2.4 claimant shall be a Class 4 general unsecured claim, on the condition, however, that the Class 2.4 claimant file a proof of claim in the Case (or amend an existing proof of claim, if any) to state specifically the amount of its deficiency claim. Should the Class 2.4 claim holder fail to file a proof of claim (or amend an existing proof of claim) in the Case within ninety (90) days of the Effective Date to state specifically the amount of any deficiency claim, the Class 2.4 claimant shall receive no distribution under this Plan. Any proof of claim (or amendment, if applicable) that is timely filed as provided above shall be subject to objection by the Plan Administrator or other party entitled to make such objection under applicable rules. Notwithstanding the above provisions, the Class 2.4 claimant and the Debtors shall be free to reach terms for the reaffirmation of the underlying obligation (subject to applicable bankruptcy law), and any payment due on the reaffirmed debt shall be made by the Debtors, not by the Plan Administrator or the Estate. Confirmation of this Plan shall not impair or affect the Class 2.4 claimant's security interest in the Residential Property.

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The **Class 2.5** Allowed Secured Claim of US Bank shall be treated as follows. By way of an order of the Court entered in the Case on or about December 22, 2010, the Residential Property was abandoned by the Estate, as of December 9, 2010. To the extent applicable, the Confirmation Order will constitute an order granting relief from the automatic stay in favor of the Class 2.5 claimant to permit the Class 2.5 claimant to possess and dispose of the Residential Property pursuant to state law. The Class 2.5 Allowed Secured Claim is deemed satisfied in full as of the Effective Date, and any deficiency claim in favor of the Class 2.5 claimant shall be a Class 4 general unsecured claim, on the condition, however, that the Class 2.5 claimant file a proof of claim in the Case (or amend an existing proof of claim, if any) to state specifically the amount of its deficiency claim. Should the Class 2.5 claim holder fail to file a proof of claim (or amend an existing proof of claim) in the Case within ninety (90) days of the Effective Date to state specifically the amount of any deficiency claim, the Class 2.5 claimant shall receive no distribution under this Plan. Any proof of claim (or amendment, if applicable) that is timely filed as provided above shall be subject to objection by the Plan Administrator or other party entitled to make such objection under applicable rules. Notwithstanding the above provisions, the Class 2.5 claimant and the Debtors shall be free to reach terms for the reaffirmation of the underlying obligation (subject to applicable bankruptcy law), and any payment due on the reaffirmed debt shall be made by the Debtors, not by the Plan Administrator or the Estate. Confirmation of this Plan shall not impair or affect the Class 2.5 claimant's security interest in the Residential Property.

The **Class 2.6** Allowed Secured Claim of BAFC shall be treated as follows. By way of an order of the Court entered in the Case on or about December 22, 2010, the Residential Property was abandoned by the Estate, as of December 9, 2010. To the extent applicable, the Confirmation Order will constitute an order granting relief from the automatic stay in favor of the Class 2.6 claimant to permit the Class 2.6 claimant to possess and dispose of the Residential Property pursuant to state law. The Class 2.6

Allowed Secured Claim is deemed satisfied in full as of the Effective Date, and any deficiency claim in favor of the Class 2.6 claimant shall be a Class 4 general unsecured claim, on the condition, however, that the Class 2.6 claimant file a proof of claim in the Case (or amend an existing proof of claim, if any) to state specifically the amount of its deficiency claim. Should the Class 2.6 claim holder fail to file a proof of claim (or amend an existing proof of claim) in the Case within ninety (90) days of the Effective Date to state specifically the amount of any deficiency claim, the Class 2.6 claimant shall receive no distribution under this Plan. Any proof of claim (or amendment, if applicable) that is timely filed as provided above shall be subject to objection by the Plan Administrator or other party entitled to make such objection under applicable rules. Notwithstanding the above provisions, the Class 2.6 claimant and the Debtors shall be free to reach terms for the reaffirmation of the underlying obligation (subject to applicable bankruptcy law), and any payment due on the reaffirmed debt shall be made by the Debtors, not by the Plan Administrator or the Estate. Confirmation of this Plan shall not impair or affect the Class 2.6 claimant's security interest in the Residential Property.

The **Class 2.7** Allowed Secured Claim of Schlechter shall be treated as follows. By way of an order of the Court entered in the Case on or about December 22, 2010, the Residential Property was abandoned by the Estate, as of December 9, 2010. By way of an order of the Court entered in the Case on or about December 22, 2010, the Residential Property was abandoned by the Estate, as of December 9, 2010. To the extent applicable, the Confirmation Order will constitute an order granting relief from the automatic stay in favor of the Class 2.7 claimant to permit the Class 2.7 claimant to possess and dispose of the Residential Property pursuant to state law. The Class 2.7 Allowed Secured Claim is deemed satisfied in full as of the Effective Date, and any deficiency claim in favor of the Class 2.7 claimant shall be a Class 4 general unsecured claim, on the condition, however, that the Class 2.7 claimant file a proof of claim in the Case (or amend an existing proof of claim, if any) to state specifically the amount of its

deficiency claim. Should the Class 2.7 claim holder fail to file a proof of claim (or amend an existing proof of claim) in the Case within ninety (90) days of the Effective Date to state specifically the amount of any deficiency claim, the Class 2.7 claimant shall receive no distribution under this Plan. Any proof of claim (or amendment, if applicable) that is timely filed as provided above shall be subject to objection by the Plan Administrator or other party entitled to make such objection under applicable rules. Notwithstanding the above provisions, the Class 2.7 claimant and the Debtors shall be free to reach terms for the reaffirmation of the underlying obligation (subject to applicable bankruptcy law), and any payment due on the reaffirmed debt shall be made by the Debtors, not by the Plan Administrator or the Estate. Confirmation of this Plan shall not impair or affect the Class 2.7 claimant's security interest in the Residential Property.

The **Class 2.8** Allowed Secured Claim of WaMu shall be treated as follows. By way of an order of the Court entered in the Case on or about May 4, 2011, the Agricultural Property was abandoned by the Estate. To the extent applicable, the Confirmation Order will constitute an order granting relief from the automatic stay in favor of the Class 2.8 claimant to permit the Class 2.8 claimant to possess and dispose of the Agricultural Property pursuant to state law. The Class 2.8 Allowed Secured Claim is deemed satisfied in full as of the Effective Date, and any deficiency claim in favor of the Class 2.8 claimant shall be a Class 4 general unsecured claim, on the condition, however, that the Class 2.8 claimant file a proof of claim in the Case (or amend an existing proof of claim, if any) to state specifically the amount of its deficiency claim. Should the Class 2.8 claim holder fail to file a proof of claim (or amend an existing proof of claim) in the Case within ninety (90) days of the Effective Date to state specifically the amount of any deficiency claim, the Class 2.8 claimant shall receive no distribution under this Plan. Any proof of claim (or amendment, if applicable) that is timely filed as provided above shall be subject to objection by the Plan Administrator or other party entitled to make such objection under applicable rules.

1 Notwithstanding the above provisions, the Class 2.8 claimant and the Debtors shall be
2 free to reach terms for the reaffirmation of the underlying obligation (subject to
3 applicable bankruptcy law), and any payment due on the reaffirmed debt shall be made
4 by the Debtors, not by the Plan Administrator or the Estate. Confirmation of this Plan
5 shall not impair or affect the Class 2.8 claimant's security interest in the Agricultural
6 Property.
7 The **Class 2.9** Allowed Secured Claim of Capital shall be treated as follows. By
8 way of an order of the Court entered in the Case on or about May 4, 2011, the
9 Agricultural Property was abandoned by the Estate. To the extent applicable, the
10 Confirmation Order will constitute an order granting relief from the automatic stay in
11 favor of the Class 2.9 claimant to permit the Class 2.9 claimant to possess and dispose
12 of the Agricultural Property pursuant to state law. The Class 2.9 Allowed Secured
13 Claim is deemed satisfied as of the Effective Date, and any deficiency claim in favor of
14 the Class 2.9 claimant shall be a Class 4 general unsecured claim, on the condition,
15 however, that the Class 2.9 claimant file a proof of claim in the Case (or amend an
16 existing proof of claim, if any) to state specifically the amount of its deficiency claim.
17 Should the Class 2.9 claim holder fail to file a proof of claim (or amend an existing proof
18 of claim) in the Case within ninety (90) days of the Effective Date to state specifically
19 the amount of any deficiency claim, the Class 2.9 claimant shall receive no distribution
20 under this Plan. Any proof of claim (or amendment, if applicable) that is timely filed as
21 provided above shall be subject to objection by the Plan Administrator or other party
22 entitled to make such objection under applicable rules. Notwithstanding the above
23 provisions, the Class 2.9 claimant and the Debtors shall be free to reach terms for the
24 reaffirmation of the underlying obligation (subject to applicable bankruptcy law), and any
25 payment due on the reaffirmed debt shall be made by the Debtors, not by the Plan
26 Administrator or the Estate. Confirmation of this Plan shall not impair or affect the
27 Class 2.9 claimant's security interest in the Agricultural Property.
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1 The **Class 2.10** Allowed Secured Claim of Foss shall be treated as follows. By
2 way of an order of the Court entered in the Case on or about May 4, 2011, the
3 Agricultural Property was abandoned by the Estate. To the extent applicable, the
4 Confirmation Order will constitute an order granting relief from the automatic stay in
5 favor of the Class 2.10 claimant to permit the Class 2.10 claimant to possess and
6 dispose of the Agricultural Property pursuant to state law. The Class 2.10 Allowed
7 Secured Claim is deemed satisfied in full as of the Effective Date, and any deficiency
8 claim in favor of the Class 2.10 claimant shall be a Class 4 general unsecured claim, on
9 the condition, however, that the Class 2.10 claimant file a proof of claim in the Case (or
10 amend an existing proof of claim, if any) to state specifically the amount of its
11 deficiency claim. Should the Class 2.10 claim holder fail to file a proof of claim (or
12 amend an existing proof of claim) in the Case within ninety (90) days of the Effective
13 Date to state specifically the amount of any deficiency claim, the Class 2.10 claimant
14 shall receive no distribution under this Plan. Any proof of claim (or amendment, if
15 applicable) that is timely filed as provided above shall be subject to objection by the Plan
16 Administrator or other party entitled to make such objection under applicable rules.
17 Notwithstanding the above provisions, the Class 2.10 claimant and the Debtors shall be
18 free to reach terms for the reaffirmation of the underlying obligation (subject to
19 applicable bankruptcy law), and any payment due on the reaffirmed debt shall be made
20 by the Debtors, not by the Plan Administrator or the Estate. Confirmation of this Plan
21 shall not impair or affect the Class 2.10 claimant's security interest in the Agricultural
22 Property.
23 The **Class 2.11** Allowed Secured Claim of House shall be treated as follows. By
24 way of an order of the Court entered in the Case on or about May 4, 2011, the
25 Agricultural Property was abandoned by the Estate. To the extent applicable, the
26 Confirmation Order will constitute an order granting relief from the automatic stay in
27 favor of the Class 2.11 claimant to permit the Class 2.11 claimant to possess and
28 dispose of the Agricultural Property pursuant to state law. The Class 2.11 Allowed

Secured Claim is deemed satisfied in full as of the Effective Date, and any deficiency claim in favor of the Class 2.11 claimant shall be a Class 4 general unsecured claim, on the condition, however, that the Class 2.11 claimant file an amendment to Claim No. 16 to state specifically the amount of the deficiency claim. Should the Class 2.11 claim holder fail to file an amendment to Claim No. 16 in the Case within ninety (90) days of the Effective Date to state specifically the amount of any deficiency claim, the Class 2.11 claimant shall receive no distribution under this Plan. Any proof of claim (or amendment, if applicable) that is timely filed as provided above shall be subject to objection by the Plan Administrator or other party entitled to make such objection under applicable rules. Notwithstanding the above provisions, the Class 2.11 claimant and the Debtors shall be free to reach terms for the reaffirmation of the underlying obligation (subject to applicable bankruptcy law), and any payment due on the reaffirmed debt shall be made by the Debtors, not by the Plan Administrator or the Estate. Confirmation of this Plan shall not impair or affect the Class 2.11 claimant's security interest in the Agricultural Property.

The **Class 2.12** Allowed Secured Claim of BMW shall be treated as follows. The Class 2.12 claim holder shall be entitled to no payments or distributions under the Plan. The Class 2.12 claim holder shall apply all post-petition payments received from the Debtor in full and final satisfaction of the Class 2.12 Allowed Secured Claim.

As to **Class 3** Allowed Claims, this Plan provides for a specific deadline for the holders of rejected executory contracts and unexpired leases, if any, to file a proof of claim for damages arising from the rejection, after which deadline such claims are barred. General provisions for executory contracts and unexpired leases are set forth in Article XI of this Plan. Provisions for specific executory contracts and unexpired leases are set forth immediately below.

The **Class 3.1** Allowed Claim of Foss shall be treated as follows. Specifically, through this Plan, the real property lease with Foss is deemed rejected as of the Effective Date.

The **Class 3.2** Allowed Claim of MII shall not be impaired by this Plan. Specifically, through this Plan, the real property lease with MII is deemed assumed as of the Effective Date.

Class 4 Allowed Claims shall be paid as follows: After full payment of all Administrative Expense claims, Priority Tax Claims, and Class 1 Claims, the Plan Administrator shall, on a bi-annual basis, distribute remaining funds in the Creditor Account Pro Rata, to the holders of Class 4 Allowed Claims. The first disbursement from the Creditor Account on account of Class 4 Allowed Claims shall be made within sixty (60) days following full payment of all Administrative Expense claims, Priority Tax Claims, and Class 1 Claims, and the Plan Administrator shall continue such disbursements each six calendar months thereafter, until such time as the Class 4 Allowed Claims are paid in full, plus accrued interest at the rate of 2% per year from the Effective Date.

The **Class 5** Allowed Claim shall be unimpaired. Confirmation of the Plan shall not impair or affect Cosmeli's interest, if any, in the Chile Property.

Class 6 interest of the Debtors shall be treated as follows. Upon full payment of all Administrative Expense Claims, Post-Confirmation Expenses, all Priority Tax Claims, and all Allowed Claims (including Class 1 and Class 4), then any remaining assets of the Estate shall be at that time deemed abandoned and shall be distributed to the Debtors. Upon confirmation of the Plan, the following assets, in addition to those assets subject of abandonment under other provisions of this Plan, the Debtors' interests in the following assets shall be deemed abandoned to the Debtors pursuant to § 554 of the Code: (i) household goods valued at $1,000; (ii) computer and TV valued at $5,000; (iii) clothes valued at $3,000; (iv) jewelry valued at $2,000; and (v) Quail Oaks Ranch. Should the Debtors have claimed as exempt any value in any asset to be liquidated under this Plan, the Debtors will receive the value of their claimed exemption promptly after the Plan Administrator liquidates the relevant asset; notwithstanding the foregoing, however, the Debtors shall be authorized to pay the Plan Administrator the sum of $2,450, the unexempted equity in the Vehicle, in lieu and instead of liquidation of the Vehicle by the Plan Administrator.

ARTICLE VIII.
NON-IMPAIRED CLASSES

Pursuant to § 1123(a) of the Code, the Plan Proponents specify that the following classes of claims or interests are not impaired under the Plan: Class 3.2; Class 5; and Class 6. The following classes are impaired under the Plan: Class 1; Class 2.1 through 2.12, inclusive; Class 3.1, and Class 4 (and all subclasses thereof, as applicable).

ARTICLE IX.
AUTHORITY AND DUTIES OF THE PLAN ADMINISTRATOR

A. The Plan Administrator's Authority Generally.

The Plan Administrator will serve the Estate post-confirmation. The Plan Administrator will have the powers and authority set forth in this Plan and the Confirmation Order, and in addition the Plan Administrator will retain post-confirmation all rights, powers, and authorities of a trustee under chapter 11 of the Code and will be authorized to employ counsel and other professionals post-confirmation. Any orders authorizing employment of professionals by the Trustee obtained before confirmation of the Plan shall be effective and in favor of the Plan Administrator post-confirmation.

Expressly incorporated into this Plan and granted to the Plan Administrator are the powers of a chapter 11 trustee, including as follows:

1. Sections 704(1), 704(2), 705(5), 704(7), 1106(a)(6), and 1106(a)(7) of the Code;

2. The powers necessary to perform this Plan, including but not limited to execution of any documents relating to the sale, transfer, or reconveyance of assets of the Estate, the power to sell property under § 363 of the Code, including pursuant to § 363(f) and (h) of the Code, and the disbursement of any monies relating to any assets of the Estate;

3. Those additional powers that the court may authorize the Plan Administrator to exercise by further order;

4. Retaining and compensating from property of the Estate such professionals and third parties whose employment is reasonably necessary to perform this Plan.

The Plan Administrator is upon confirmation of the Plan authorized to settle and/or compromise any cause of action or claim that the Estate may have, including but not limited to claims under § 547 and § 548 of the Code, subject to Post-Confirmation Notice and the procedure set forth in Article IX, § "I" of this Plan, or alternatively an order of the Court after hearing pursuant to Federal Rule of Bankruptcy Procedure 9019.

The powers of the Plan Administrator shall be exercised as provided in this Plan, or through a post-confirmation order of the Court for the sale of real or personal property under the Plan, after request by the Plan Administrator. Notwithstanding the above, nothing herein shall require the Plan Administrator to obtain any post-confirmation orders or authorization for the sale of any real or personal property under this Plan.

B. Reports and Records.

After confirmation of this Plan, the Plan Administer shall pay from Estate funds to the United States Trustee, for deposit into the Treasury, those Quarterly Fees due under 28 U.S.C. § 1930(a)(6) for each quarter and fraction thereof, until the Case is closed by entry of a final decree, converted, or dismissed. At the end of each calendar quarter, the Plan Administrator shall also file with the Court, and serve upon the United States Trustee, a post-confirmation report which includes the no less than the following information pertinent to the Case: (1) whether the plan confirmation order is final; (2) whether deposits, if any, required by this Plan have been made; (3) whether property, if any, to be transferred under this Plan has been transferred; (4) whether the Debtor has under this Plan assumed management of the property dealt with by the Plan; (5) whether Plan disbursements have commenced; (6) whether Quarterly Fees due to the

United States Trustee have been paid; and (7) whether all motions, contested matters, and adversary proceedings have been finally resolved. At the time he serves the U.S. Trustee, the Plan Administrator shall serve copies of each post-confirmation report on those parties that have provided him or his counsel with a prior written request for service of same.

The Plan Administrator shall maintain accurate books and records concerning the Estate and the Creditor Account. The Plan Administrator shall maintain a record of all distributions from the Creditor Account, with respect to each distribution, including the name and address of the holder of the Allowed Claim, the amount and nature of the distribution, the claim number, if applicable, and the amount of the Allowed Claim.

Promptly after making the final distribution from the Creditor Account, the Plan Administrator shall serve his final accounting for the Estate on the Parties Entitled to Notice. Absent the service of written objection on the Plan Administrator and counsel for the Plan Administrator within twenty (20) days of service of the final accounting, the Plan Administrator shall be discharged of his duties under this Plan. If the Case is open at the time of service of his final accounting, the Plan Administrator may request that the Court enter a final decree in the Case.

C. Reliance by Third Parties on Plan Administrator's Authority.

No entity acting in good faith and dealing with the Plan Administrator with respect to any property of the Estate or the Plan Administrator's performance of his powers or duties under this Plan shall be required to ascertain the authority of the Plan Administrator, or to be responsible in any way for the proper application of funds or properties paid or delivered to the Plan Administrator, and any such entity may deal with the Plan Administrator as though he were the unconditional owner of the assets of the Estate. This provision does not release or limit the obligations of any third party to repay or disgorge any monies or property which may have been transferred by the Plan Administrator by error of the Plan Administrator or someone acting on the Plan

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Administrator's behalf, such as by error through miscomputation of amount or misidentification of creditor or recipient.

D. Bond.

Upon confirmation of this Plan, the Trustee's bond shall be discharged. As long as Jon Tesar serves as Plan Administrator, he shall be entitled to serve without a bond. Any successor Plan Administrator shall maintain in force during the duration of the Plan a fidelity bond in an amount not less than the sum of the balance in the Creditor Account. The bond premium, if any, shall be paid out of the Creditor Account.

E. Limitation on Liability of the Plan Administrator.

The Plan Administrator shall have no liability for any error of judgment made in good faith in performing his duties and exercising his powers under this Plan, and the Plan Administrator shall be liable only for damages arising from his wilful misconduct. The Plan Administrator shall not be liable for any action taken or omitted in good faith and believed by him to be authorized within the discretion, rights, or powers conferred upon him by this Plan. No provisions of this Plan shall require the Plan Administrator to expend or furnish his own funds, or otherwise incur personal financial liability in the performance of any duty under this Plan or in the exercise of any of his rights or powers hereunder. The Plan Administrator may rely, without further inquiry, on any writing delivered to him under this Plan which he believes to be genuine and delivered to him by the proper person, as well as the books and records of the Estate and the Debtors, either of them, or their respective agents.

F. Plan Administrator May Act for the Debtors.

Any provision of this Plan or the Code which provides for consent to be given, an act to be undertaken, or an agreement to be reached by the Debtors shall be read to permit after the Effective Date such consent to be given by, act to be undertaken by, or agreement to be reached with, the Plan Administrator.

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G. Post-Confirmation Compensation of Plan Administrator.

The Plan Administrator shall receive from the Creditor Account, as presumptively reasonable compensation for post-confirmation services rendered, a fee of $250 per hour without regard to § 326 of the Code, and shall be entitled to reimbursement of necessary and reasonable expenses from the Creditor Account.

H. Compliance With Tax Requirements.

To the extent applicable in connection with the Plan, the Plan Administrator shall comply with all tax and reporting requirements imposed on him by any governmental unit, and all distributions made under the Plan shall be subject to, and reduced by, such tax and reporting requirements. The Plan Administrator shall be authorized to take any action that may be necessary or appropriate in order to comply with such tax and reporting requirements, including but not limited to requiring recipients to fund the payment of withholding as a condition to delivery. Notwithstanding any other provision of this Plan, each person or entity receiving a distribution under this Plan shall have sole responsibility for the satisfaction and payment of any tax obligations imposed on it by any governmental unit on account of such distribution, including income withholding and other tax obligations.

I. Payment of Post-Confirmation Expenses; Payment of Post-Confirmation Settlements and Compromises.

The Plan Administrator may pay Post-Confirmation Expenses from the Creditor Account, and may enter into and perform settlements and compromises regarding allowance of claims and any other matter concerning administration of the Estate, only after he (i) provides Post-Confirmation Notice of the terms of the transaction, expense to be paid, or terms of settlement or compromise to the Parties Entitled to Notice, and (b) no party that receives such notice within the ten days provided serves the Plan Administrator a written objection to the terms or payment. If the Case is at that time closed, such objection shall be accompanied by a copy of a filed application of the objecting party to reopen the Case, including evidence that any fee required to reopen

the Case has been paid. If such objection in proper form is timely received, the proposed transaction, payment, or settlement or compromise may be carried out only after Court approval is obtained after hearing on no less than ten (10) days' notice to the objecting party.

ARTICLE X.
DUTIES OF THE DEBTORS

The Plan Administrator shall monitor and direct the efforts of the Debtors, who will, to the extent reasonably required by the Plan Administrator and consistent with the terms of this Plan, assist the Plan Administrator in implementation of the Plan. The Debtors shall give the Trustee their full and reasonable cooperation, and shall, without limitation, respond promptly and fully to the Plan Administrator's inquiries in the course of administration of the Case and give the Plan Administrator ready access to their books and records, and, to the books and records of FM and MI.

As the parties that control MI and FMI, the Debtors shall, subject to their duties as such parties under applicable state law, see that MI and FMI repay their obligations to the Estate as promptly as is necessary for the Plan Administrator, in turn, to use the proceeds of such payment for timely distributions under this Plan.

As a condition of entry of the Confirmation Order, the Debtors shall perform the following acts: (i) the Debtors shall cause MII to execute and deliver to the Plan Administrator a promissory note, in a form approved by the Plan Administrator, in favor of the Debtors and/or the Estate and in the aggregate amount owed by MII to the Debtors and/or the Estate for unpaid rent, money lent, and any other amounts owed to the Debtors as of the date of the promissory note; (ii) the Debtors shall cause MII and FMI to execute and deliver to the Plan Administrator a security agreement under which the personal property of MII and FMI secures the obligation of MII under the promissory note delivered to the Plan Administrator, and any additional amounts that may become due and owing by MII and/or FMI, including rent as it comes due and remains unpaid.

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By the filing of and confirmation of this Plan, the Debtors agree that they shall turn over to the Plan Administrator, from any escrow for sale, the net proceeds of any sale of the Agricultural Property and/or of any sale of the Commercial Property, after payment of all liens of record and all ordinary costs of sale, notwithstanding prior abandonment of these properties by the Estate.

ARTICLE XI.
EXECUTORY CONTRACTS AND UNEXPIRED LEASES

On the Confirmation Date, all executory contracts and unexpired leases entered into by the Debtors or either of them before the Petition Date which have not been rejected by operation of law, assumed or rejected pursuant to a prior order of the Court, or which are not subject to a motion already filed with the Court, except for those executory contracts and unexpired leases, if any, identified as subject to a Class 3 claim and as being assumed under this Plan, are rejected upon confirmation of this Plan. Proofs of Claim for those claims arising from the rejection of any executory contracts and unexpired leases must be filed with the Court no later than thirty (30) days following the Effective Date. Failure to timely file such proofs of claim shall result in disallowance of such claims without further order of the Court.

ARTICLE XII.
EFFECT OF CONFIRMATION

No revesting. Notwithstanding confirmation of this Plan, no non-exempt property of the Estate will revest in the Debtors, and the Estate shall continue in existence to be administered by the Plan Administrator pursuant to this Plan. The Estate shall continue in existence under the control of the Plan Administrator, and the Estate shall retain all tax benefits, losses, and other attributes for the filing of post-confirmation tax returns.

Notwithstanding § 1115(a)(2) of the Code, which has been read to provide that all earnings from services performed by a debtor after commencement of a chapter 11 case but before the case is closed are property of the bankruptcy estate, the post-

confirmation earnings from services performed by the Debtors shall be excluded from the Estate and the Debtors therefore may use such earnings, and social security benefits, as they see fit.

Fund of the Estate: As of the Effective Date, all funds of the Estate shall be deemed unencumbered, and any depository of funds of the Estate, whether or not held in accounts designated as "blocked" or otherwise subject to further order of the Court, may release funds to the Plan Administrator upon request of the Plan Administrator.

Automatic Stay. Except as specifically stated in this Plan or as relief may later be granted by the Court, notwithstanding confirmation of this Plan the automatic stay provisions of § 362 shall continue in full force and effect as a post-confirmation stay. Entry of the Confirmation Order shall serve to grant relief from the automatic stay, in favor of all parties to the Ag Property Litigation, solely to permit the relevant court to determine the parties' respective rights to the property subject of the litigation, and to fix any monetary claim against the Debtors; the parties to the Ag Property Litigation shall not, however, have relief from the automatic stay to enforce any rights against the property of the Estate or the Debtors.

Cure Provision. Confirmation of this Plan shall constitute a restructuring of the Debtors' and the Estate's obligations to claim holders affected by this Plan, and shall be deemed to cure any and all defaults existing as of the Effective Date with respect to the Debtors' and the Estate's obligations, except that confirmation shall not cure any defaults for which a Notice of Default was given to commence non-judicial foreclosure proceedings under applicable state law.

Nonrecourse Debt. To the extent the Debtors' pre-petition obligations are nonrecourse as to the Debtors under applicable nonbankruptcy law, they shall remain nonrecourse. To the extent a creditor retains a lien under this Plan, that creditor retains all rights provided by such lien under applicable nonbankruptcy law.

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ARTICLE XIII. DISCHARGE AND CLOSING

The completion of disbursements by the Plan Administrator under this Plan and entry of an order of discharge (but not solely entry of the order confirming this Plan) shall serve to discharge the Debtors from all debts provided for in this Plan, whether or not the creditor files a proof of claim, whether or not the creditor accepts or rejects the Plan, and whether or not the creditor's claim is allowed, except as specifically provided in § 1141 of the Code.

The rights afforded by this Plan and the treatment afforded all claims by this Plan shall be in full exchange for, and in complete satisfaction, discharge, and release of all claims and interests of any kind or nature, whether known or unknown, matured or contingent, liquidated or unliquidated, existing, arising or accruing, whether or not yet due, before the Effective Due, including without limitation claims accruing on or after the Petition Date, against the Estate or any assets or property of the Estate.

Notwithstanding the continuation of the Estate after confirmation of the Plan, nothing in this Plan shall be construed to prohibit the Plan Administrator or other party in interest from requesting and obtaining an order administratively closing the Case under § 350(a) of the Code, subject to being reopened on the motion of any party in interest, to determine any issue, claim, objection to claim, or right under this Plan, or for other cause as set forth in § 350(b) of the Code. Even should disbursements under the Plan remain to be made at the time a request is made to close the Case, the Court may determine the Case fully administered under § 350(a) of the Code and therefore may close the Case, so long as there is good cause for the closing of the Case, such as to avoid unnecessary administrative expense.

Promptly after completion of disbursements under this Plan, the Plan Administrator shall provide Post-Confirmation Notice of the same. The Debtors shall then if necessary request that the Case be reopened and shall promptly request entry of an order of discharge after hearing under § 1141(d)(5) of the Code, and the Plan

Administrator shall file a Final Report and Account for the Case promptly after the Case is reopened. Should U.S. Trustee's Fees become due and payable as a consequence of the reopening of the Case at the Debtors' request, the Debtors and not the Estate or the Plan Administrator shall be liable for payment of same.

ARTICLE XIV. REMEDIES FOR DEFAULTS UNDER THE PLAN

In the event there is a material default in the performance of the terms of this Plan, by either the Debtors or by the Plan Administrator, any party in interest, including holders of Allowed Claims, may move the Court for conversion of the Case to a case under chapter 7 of the Code or for dismissal of the Case as provided in § 1112(b) of the Code.

ARTICLE XV. MODIFICATION OF THE PLAN

The Plan Proponents may amend or modify the Plan at any time before confirmation of the Plan without prior notice, so long as the Court determines in accordance with Federal Rule of Bankruptcy Procedure 3019 that the proposed modification does not materially or adversely affect the interest of any holder of any claim or equity security interest. If the Court makes such a determination and approves such modification, it shall be deemed to have been accepted by the holders of claims or equity security interests who have previously accepted the Plan.

ARTICLE XVI. OTHER PROVISIONS

A. Retention of Jurisdiction.

After confirmation of this Plan, the Court shall retain exclusive jurisdiction of all issues relating to the performance of this Plan and the conduct of the Trustee, the Plan Administrator, and the Debtors under this Plan, and any professionals engaged by the Plan Administrator, the Trustee, or the Debtors. After confirmation of this Plan, the

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Court shall retain exclusive jurisdiction over all property of the Estate, and specifically over all assets to be liquidated pursuant this Plan.

Upon confirmation, the Plan Administrator shall retain the avoiding powers of §§ 544, 545, 547, 548, and 553 of the Code, and may commence or continue prosecution of any adversary proceedings or motions necessary or appropriate to implement such retained powers. Confirmation of this Plan shall not impair or cause waiver of any claims of the Debtors against third parties, including but not limited to any claims described in the schedules filed by the Debtors in the Case.

Following confirmation of this Plan, the Court shall retain jurisdiction of the Case for the following purposes:

(1) Modification of the Plan pursuant to § 1127(b) of the Code;

(2) Determination of the allowance or disallowance of claims. The Plan Administrator shall retain post-confirmation the ability to object to the allowance of any claim. The Court shall retain jurisdiction to determine the allowance or disallowance of claims;

(3) Determination of any adversary proceedings or motions brought by the Plan Administrator in the exercise of his avoiding powers;

(4) Fixing allowance of compensation and other administrative expenses;

(5) Collection of money or property due to the Debtors or the Estate;

(6) Determination of disputes involving the Debtors which pertain to events or transactions which occurred before the Effective Date including resolution of any pending adversary proceedings;

(7) Value the Debtors' or the Estate's property and determination of the allowed amount of a claim secured by property and avoidance of liens against property to the extent the amount of the claim exceeds the value of the collateral securing the claim pursuant to § 506 of the Code;

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(8) Any other purposes consistent with the laws of the United States, until the Plan has been fully consummated.

In addition, the Court shall retain jurisdiction to order the sale of property free and clear of liens, encumbrances, interests, and the like, and the sale of property and all interests where the Estate holds only a fractional interest, pursuant to § 363 of the Code or applicable non-bankruptcy law; and to enforce and determine al rights and interests relating to property of the Estate, including easements, covenants, restrictions, conditions, and interests in any such property.

B. Preservation and Assignment of Causes of Action. As of the Effective Date, each and every claim, right, cause of action, claim for relief, right to set off, and entitlement held by the Estate or the Debtors, whether arising under §§ 502, 506, 510, 541, 542, 543, 544, 545, 546, 547, 548, 549, 550, 551, 552, or 553 of the Code, other than those waived or released by express terms of this Plan or the Confirmation Order, shall be deemed fully preserved and vested in the Plan Administrator.

C. Records.

The Plan Administrator shall maintain accurate books and records of the monies and properties received from the Estate, and of all payments and disbursements made for expenses of the estate, on Administrative Expense Claims, and on Allowed Claims.

D. Final Accounting and Discharge of Plan Administrator.

Upon sale or abandonment of all property of the Estate, and final disbursement from the Creditor Account, the Plan Administrator shall file with the Court a Final Report and Account. Upon order of the Court, the Plan Administrator shall be discharged from his duties under this Plan.

E. Abandonment of Property.

The Plan Administrator is expressly authorized to abandon, as that term is applied under § 554 of the Code, any property of the Estate that he determines to be burdensome or of inconsequential value. Such abandonment shall be effective upon any of the following events, in the discretion of the Trustee, without need for further notice or hearing: (i) the filing with the Court of a Notice of Abandonment describing such property, with service of a copy on Parties Entitled to Notice, except that if the Case is closed, no Notice of Abandonment need be filed with the Court; or (ii) as to real property, the recordation of a Notice of Abandonment with the Office of the County Recorder for the county in which the real property is situated with service of a copy on Parties Entitled to Notice.

No authorization of the Court or notice to any entity shall be required for abandonment of any asset to be effective, but the Plan Administrator may seek an order of abandonment from the Court pursuant to applicable rules of procedure, should he determine so doing to be appropriate.

F. Tax Withholding.

Unless the Plan Administrator elects to do otherwise, any and all payments and disbursements under this Plan by the Plan Administrator to any party shall be made free and clear of, and without deduction for, any and all present or future taxes, levies, impounds, deductions, charges, or other withholdings and all liabilities with respect thereto.

G. Unclaimed Distributions and Claim Waiver.

The Plan Administrator may draw checks constituting distributions due under this Plan so that such checks will automatically become void if not presented for payment by the payor bank within ninety (90) days after the date of the check. Unless the Court for cause directs otherwise, if the Plan Administrator dispatches any check by first-class mail to the payee's last-known mailing address within fourteen (14) days after the date of such check, and thereafter such check becomes void, the claim on account of which the check was dispatched shall be deemed withdrawn and disallowed; the holder of such shall be barred from seeking further recovery on account of that claim; and the unclaimed distribution shall become available for distribution to other claim holders under this Plan. Notwithstanding the provisions above, should the Plan Administrator determine in his sole discretion that it is not economically prudent to redistribute such

funds, such funds shall be considered and treated as unclaimed property under § 347(a) of the Code.

H. Successor Plan Administrator.

Should Jon Tesar be unable to assume the duties of Plan Administrator on the Effective Date, or if he should be unable or unwilling to continue to perform such duties after the Effective Date, the court shall be authorized to appoint a replacement Plan Administrator on motion of any interested party, including the U.S. Trustee. Should a successor be unable or unwilling to continue to perform his or her duties as Plan Administrator after appointment, the court shall be authorized to appoint a replacement Plan Administrator on motion of any interested party, including the U.S. Trustee.

I. Jurisdictional Limitations. Should any party in interest assert that the conduct of the Plan Administrator or professionals engaged by the Plan Administrator is not consistent with the provisions of this Plan, or should any party in interest assert any claim against the Plan Administrator or professionals engaged by the Plan Administrator for any conduct within the scope of his or her duties under this Plan, all such claims, rights, requests for relief, or requests for enforcement of rights must be filed in and determined by the Court, which shall have exclusive jurisdiction of same. The Court shall have exclusive jurisdiction for the determination or enforcement of any rights under or arising from this Plan.

J. Exemption from Transfer Taxes. Pursuant to § 1146(c) of the Code, the issuance, transfer, or exchange of any notes or equity securities under the Plan, the creation of any mortgage, deed of trust, or other security interest, the making or assignment of any lease or sublease, the sale or other transfer of any assets by the Plan Administrator to a third party, or the making or delivery of any deed or other instrument of transfer under, or in furtherance of, or in connection with the Plan, including any deeds, bills of sale, or assignments executed in connection with any of the transactions contemplated under the Plan, shall not be subject to any stamp, transfer, real estate transfer, mortgage recording, sales, or similar tax.

K. General Provisions.

Severability. If any provision in this Plan is determined to be unenforceable, the determination will in no way limit or affect the enforceability and operative effect of any other provision of this Plan.

Binding Effect. The rights and obligations of any entity named or referred to in this Plan will be binding upon, and will inure to the benefit of the successors or assigns of such entity.

Cramdown. Pursuant to § 1129(b) of the Code, the Plan Proponents reserve the right to seek confirmation of the Plan notwithstanding the rejection of the Plan by one or more classes of creditors.

Captions. The headings contained in this Plan are for convenience of reference only and do not affect the meaning or interpretation of this Plan.

Notice to Plan Administrator. Unless otherwise agreed by the Plan Administrator in writing, all notices and written communications to the Plan Administrator shall be provided to his attorneys. The addresses for the Plan Administrator and his attorneys, unless other instructions or addresses are provided in writing, shall be:

Plan Administrator
Jon Tesar
P.O. Box 255544
Sacramento, CA 95865
e-mail: jontesar@msn.com

Anthony Asebedo, Esq.
Meegan, Hanschu & Kassenbrock
11341 Gold Express Drive, Suite 110
Gold River, CA 95670
Fax: (916) 925-1265

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Plan Controls. Should there be any inconsistency between the terms stated in the Disclosure Statement and the terms of this Plan, the terms of this Plan shall control and take precedence.

Dated: ______________ MEEGAN, HANSCHU & KASSENBROCK

By: ______________________
Anthony Asebedo
Attorneys for the Debtor

Dated: ______________ ______________________
Jon Tesar
Trustee, Case No. 09-29936-C-11

Dated: ______________ BERNHEIM GUTIERREZ & McCREADY

By: ______________________
William S. Bernheim
Attorneys for the Debtors

Dated: ______________ ______________________
Paul Sandner Moller

Dated: ______________ ______________________
Rosa Maria Moller

EXHIBIT F

LETTERS OF INTENT


ALTURDYNE
ISO 9001:2008 Registered

660 Steele Street
El Cajon, CA 92020
T: (619) 440-5531
F: (619) 442-0481
info@alturdyne.com

January 20, 2011

Tel: 530-756-1230

Paul Moller
Freedom Motors
1222 Research Park Drive
Davis, CA 95618

Dear Dr. Moller:

We've been producing generator sets, water pumpers and vehicular power units using a variety of rotary engines for the last 30 years. They range in size from 1 HP to around 1,000 HP and a composite picture of the engines from suppliers like Mazda, Syvaro, Sachs, OMC and others is shown on the back of our corporate data sheet.

Alturdyne is a Tier I supplier to AT&T and Verizon which provide us with a vast market for engine generator sets of all sizes and a vision as to what would ultimately be required for this market. There will be close to 500,000 cell sites, underground vaults, mini towers and microwave relay stations, as well as cathodic protection huts that will require product in the 5 to 40kW range. We visualize that the rotary engine would be an ideal power plant for units in that range. Using natural gas, propane or hydrogen fuels packages in the above range could offer many advantages over the present commercial product. Alturdyne also produce liquid fueled generator sets for the military and the quantities could be around 50,000 units over a 5 year period.

Therefore, the 150 cc engine is of great interest to us and after a Beta test program by the Telco's we envision a need for thousands each year.

Sincerely,

Frank Verbeke

Frank Verbeke, P.E.
President

FV/ct


VISIONARY
VEHICLES

December 11, 2009

To: Freedom Motors
From: Visionary Vehicles, LLC

Re: Acquisition of Rotapower® engines

Paul Moller
Moller International
1222 Research Park Drive
Davis, CA 95618 USA

Dear Dr. Moller:

We have reviewed various power plant options that could be suitable for a Plug-in Hybrid Electric Vehicle (PHEV). It is our conclusion that the Rotapower® rotary engine as described in your specification sheet and as it has performed in various applications is ideal for our use.

We need a Rotapower® rotary engine that meets the following specifications:

Horsepower > 60 hp
Weight < 95 lbs
Volume < 2 cubic feet
Specific Fuel Consumption (SFC) < 0.4 lbs/hp-hr
Be compatible with multiple fuel types, including hydrogen
Cost < $1,800.00 USD per unit (hydrogen)
Cost < $1,500.00 USD per unit (gasoline)

Visionary Vehicles, LLC is prepared to enter into an agreement to acquire up to 250,000 engines per year

Malcolm Bricklin, President

P.S. Paul, I am personally very excited about the prospect of working with you and your engine technology. I believe it will take the forefront in propulsion systems for the 21st century



201A Old Town Road, Sicamous, BC. V0E 2V4
Ph 250-833 3538 Fax 888-716 5903
www.c3powersports.com

January 24, 2011

To: Freedom Motors
Re: Supply of Rotapower engine

Freedom Motors
1222 Research Park Dr.
Davis, CA. 95618
530 756-1230

Dear Dr. Moller:

I am currently working on a new market segment of snowmobile that I call intermediate and have been looking for a supplier of rotary motors for 2 years. I believe Rotapower would be the perfect fit for this project and have sourced other possible suppliers to no avail. This intermediate size snowmobile would be just the first in a full line of ATV's based on the advantages provided by Rotapower which I believe would give my product line an unfair competitive advantage against the established giants in the ATV industry.

C3 PowerSports initial required specifications of Rotapower will be:

- Initial application will be Snowmobile but if the Rotapower are robust and meet the requirement I will build a complete line of ATV's and related product around this engine line.
- I will require 150 and 450 cc motors for 2 near identical products appropriately powered for their intended user.
- Required HP 15-80
- Cooling system air on the 150 cc and liquid on 450 cc
- Ignition system single
- Fuel of choice gasoline with fuel injection
- Engine mounting TBD but possibly a combination of base and face
- My business plan predicts 750-1000 units by year three and 2000 + by year 5 with a price goal of less than $1000 on the 150 cc and less than 1500 on the 450 cc single

Rotapower is a technology that I strongly believe in and I want to be one of the players that bring it to the masses. My products will be very dependant on a long term partnership with a motor supplier and one I have this in place I will turn this into a multi million dollar industry.

Kevin Forsyth, President


MADAMI
INTERNATIONAL

December 11, 2009

To: Freedom Motors
From: Madami International

Re: Acquisition of Rotapower® engines

Paul Moller
Moller International
1222 Research Park Drive
Davis, CA 95618 USA

Dear Dr. Moller:

Madami International has a background in manufacturing and marketing motorcycle industry products. We are very familiar with your engine products having worked with you in the past and plan to use a Rotapower® rotary engine in our new utility vehicle (UTV). We believe your Rotapower® 530cc series engine is able to meet the performance goals we have set.

The UTV requires a Rotapower® rotary engine with the following specifications:

Horsepower > 60 hp
Weight < 95 lbs (gasoline)
Weight < 110 lbs (diesel)
Volume < 2 cubic feet
Specific Fuel Consumption (SFC) < 0.4 lbs/hp-hr
Be compatible with multiple fuel types, including diesel
Cost < $2,200.00 USD per unit (diesel)
Cost < $1,800.00 USD per unit (fuel injection, gasoline)
Cost < $1,500.00 USD per unit (carbureted, gasoline)

Madami International is prepared to enter into an agreement to acquire up to 80,000 engines on a mutually agreeable timetable.

Dave McMahen

Dave McMahen, President

6353 Market Street • Russellville AR 72802 USA • 479 880 8662 • fax 479 880 1972



Mercedes Textiles Limited

16633 Hymus Blvd
Kirkland, QC, Canada H9H 4R9
Tel: 514-697-0817
Fax: 514-697-5297

9 December 2011

Dear Sirs,

We are greatly interested in the technology that was presented by your company. We anticipate that there is a market within our industry that would accept this new technology.

I

	OUR REQUIREMENT
Application	Pack pump
Type of Cooling (Liquid or Air)	Air
Normal Operating Power Range	12
Max. Power	15
Normal Operating Rated Speed	5700
Max. Speed	7500
S.F.C. at Rated Speed	.75 GPH
Fuel type	gasoline
Fuel System type (Injection or Carburetor)	carburetor
Engine Weight (Maximum)	25 lbs
Dimensions (H x W x L) (Maximum)	
Expected Operational Life	800 hrs
Engine mounting (Face or base)	face
Engine coupling	1.Taper 2 spline
Emissions Standards Compliance	CARB ULEV
Other (please print)	All position running
Other (please print)	Manual start

Given your ability to provide the engine(s) meeting the above requirements, our projected product requirements would be:

Application	Cost (Maximum)	Quantity*				
		Year 1	Year 2	Year 3	Year 4	Year 5
	$ 550.00	25	75	300	500	750

Please let me know if you have (or anticipate having) an engine that meets the requirements I listed at or near the price indicated.

Feel free to contact me at 514 335 4337 EXT 225 if you have any questions regarding this information.

We think that your present power curve would be adequate for our needs.
We also offer our dyno room for ongoing development of our prototype engine. We can engineer our own manual starting system if required to speed this project to success.
We can (and do now) purchase our own carburetors to help defer costs and inventory.
We do offer blanket purchase orders now to engine and component suppliers, if this is required to offset lower quantity deliveries.
We can attract financial backing from government sources for development of our prototype if required to do more involved development.
We also have the facility in house to produce associate parts if it is logical for Freedom Motors to supply just the basic technical main components.

We are very well represented all over the world in our market, and have direct contacts with most of the departments responsible for this type of equipment. Should this prototype become a technological shift, the numbers above would increase as we can lobby for replacement of the existing fleet of equipment. This fleet is in the several thousands.

We are known in our industry as the product developers and the problem solvers. We have excellent customer service and do technical as well as fire fighting training all over the world. We would be exited to partner with Freedom Motors on such an endeavor.

Sincerely,

Duane Leonhardt

Duane Leonhardt
Vice President Engineering
Mercedes Textiles Ltd
5838 Cypihot
St Laurent,Qc, Canada
H4S 1Y5
Tel: 514-335-4337 ext. 225
Fax: 514-335-9633


MOTIVE

Motive Industries Inc.
Driving Innovation

January 18th, 2011

Dear Dr. Moller and Freedom Motors et.al,

I am writing this letter to express interest in your Rotapower Compound Rotary Engine for the application as an on-board generator for hybrid vehicles.

We are currently working through the development of the 'Kestrel' for the Canadian-based industry consortium Project Eve. We have been looking for a suitable generator engine and are pleased to state that Dr. Moller's Rotapower engine could be a suitable fit.

We are unsure of the state of the electrical generator unit that Freedom Motors has been working with, and would like to suggest some time is spent exploring options, including a Motive-designed unit.

We hope to have a vehicle prepared for a generator install in the May-July timeframe 2011. If in agreement we will procure a single test unit for bench testing, integration and initial fitment to the vehicle. This vehicle will be used for testing on private testing grounds and some limited driving around college and private campuses.

If performance expectations are met we are interested in continuing the relationship, quickly moving towards an initial low-volume beta production run.

Motive is also working with several private clients on new-vehicle EV projects that are in need of a similar generator system. If the Kestrel program proves successful we are open to offering the system to our clients for use in their vehicles.

Thank you for your time and consideration.

Personal Regards,

N. [signature]

Nathan Armstrong
Motive Industries Inc.
Cell: (403) 966-2115
Office: (403) 236-3133
nathan@motiveind.com



The 'Kestrel'

15, 4511 Glenmore S.E. Calgary T2C 2R9 • (403) 236-3133 • www.motiveind.com



Motive Industries Inc.
Driving Innovation

Please provide your engine requirements using the format listed below:

	EXAMPLE	YOUR REQUIREMENT
Application	Snowmobile	Hybrid vehicle on-board generator
Type of Cooling (Liquid or Air)	Liquid	Either
Normal Operating Power Range	10 HP	5-10 HP
Max. Power	15 HP	15-20 HP
Normal Operating Rated Speed	6000 RPM	4000 RPM
Max. Speed	7500 RPM	7500 RPM
S.F.C. at Rated Speed	.5 LB/HP-HR	Optimised
Fuel type	Gasoline	Gasoline / Diesel / CNG
Fuel System type (Injection or Carburetor)	Injection	Injection
Engine Weight (Maximum)	30 LBS	As light as possible..
Dimensions (H x W x L) (Maximum)	8.5" x 7.25" x 7.5"	Not a priority
Expected Operational Life	800 HRS	7300 Hrs
Engine mounting (Face or base)	Face	Base
Engine coupling	¾" dia. spline shaft	TBD
Emissions Standards Compliance	CARB ULEV	US / Canada
Other (please print)		
Other (please print)		

Given your ability to provide the engine(s) meeting the above requirements, our projected product requirements would be:

Application	Cost (Maximum)	Quantity*				
		Year 1	Year 2	Year 3	Year 4	Year 5
Hybrid Vehicle On-Board Generator	$2000 (with genset)	7	50-100	1000-3000	3000-5000	3000-5000

*These are estimated projections of our requirements and do not reflect a commitment to purchase engines from you or your affiliates.

Please let me know if you have (or anticipate having) an engine that meets the requirements I listed at or near the price indicated.

Feel free to contact me at nathan@motiveind.com / 403.236.3133 if you have any questions regarding this information.


REVOLUTION
MOTORS
INDEPENDENT ENERGY™

December 26, 2008

To: Freedom Motors, attn Dr. Paul Moller, CEO
From: Revolution Motors

Re: Intent to Purchase Rotapower Engines

Dear Paul,

We have reviewed various compact combustion engine technologies over the last several years for our serial hybrid electric vehicle, and your Rotapower engine has remained #1 on our list of potential technologies, based on its high power density, low emissions, and production readiness. The specifications we require of a Rotapower engine for our vehicle are as follows:

Power > 20kW
Weight < 80 lbs
Volume < 1.5 ft^3
Fuel = Multi-fuel including gasoline, biodiesel, and ethanol

Our anticipated purchase volume requirements are 50 engines in 2010, 500 engines in 2011, 10,000 engines in 2012, with the quantity doubling each successive year to a steady-state purchase volume of approximately 1 million engines per year by 2018.

I look forward to a continued relationship between our two companies.

With Best Regards,

Ben Werner, CEO
Revolution Motors
805-570-3518

a division of


MultiMode
Technologies, LLC.
INDEPENDENT ENERGY™

805.570.3518 po box 1290 goleta, ca 93116 www.revolutionmotors.biz

VSTECHNOLOGY CORPORATION

	VST REQUIREMENT
Application	PHEV GenSet
Type of Cooling (Liquid or Air)	Prefer Air
Normal Operating Power Range	40 HP
Max. Power	40 HP
Normal Operating Rated Speed	6000 RPM Constant
Max. Speed	6000 RPM
S.F.C. at Rated Speed	< 0.4 LB/HP-HR
Fuel type	Gasoline
Fuel System type (Injection or Carburetor)	Injection
Engine Weight (Maximum)	50 LBS
Dimensions (H x W x L) (Maximum)	Two Rotor 300cc Version
Expected Operational Life	10,000 HRS
Engine mounting (Face or base)	Prefer Face
Engine coupling	No Preference
Emissions Standards Compliance	CARB ULEV or SULEV
Other (please print)	We will build Generator
Other (please print)	

Given your ability to provide the engine(s) meeting the above requirements, our projected product requirements would be:

Application	Cost (Maximum)	Quantity*				
		Year 1	Year 2	Year 3	Year 4	Year 5
PHEV GenSet	$1,500	5	50	500	2500	8000

*These are estimated projections of our requirements and do not reflect a commitment to purchase engines from you or your affiliates.

Please let me know if you have (or anticipate having) an engine that meets the requirements I listed at or near the price indicated.

Feel free to contact me at 210-651-6868 if you have any questions regarding this information.

Michael Van Steenburg
CEO

17170 Jordan Rd., Suite 106 – Selma, TX USA 78154 – 210-651-6868

LETTER OF INTENT

(Non-Binding)

THIS LETTER OF INTENT (the "Agreement") is made and entered into as of this 17th day of February 2012.

BETWEEN

World On Water, a limited liability company of the state of Colorado that develops proprietary-fueled power generation systems for global regions and markets.

AND

Freedom Motors, a corporation of the State of California having exclusive worldwide manufacturing and marketing rights to a rotary power-plant that may be used in cosumer, commercial and industrial markets.

INTENT

This Agreement is entered into to determine the parameters of the "perfect" Rotapower® single and multi-rotor engines (150cc and 450cc displacement rotors producing from 5 hp to 400 hp) for use in World On Water's market, including the number of units required, timelines for their delivery and target price as specified below:

	EXAMPLE	REQUIREMENT	REQUIREMENT
Application	Snowmobile	20+ KW GenSet	250+ KW GenSet
Type of Cooling (Liquid or Air)	Liquid	Either	Either
Normal Operating Power Range	10 HP	40 HP	333 HP
Max. Power	15 HP	60 HP	400 HP
Normal Operating Rated Speed	6000 RPM	6000	6000
Max. Speed	7500 RPM	7500	7500
S.F.C. at Rated Speed	.5 LB/HP-HR		
Fuel type	Gasoline	Propane	Propane
Fuel System Type	Injection	Injection	Injection
Engine Weight (Maximum)	30 LBS	NA	NA
Dimensions (H x W x L)	8.5" x 7.25" x 7.5"	NA	NA
Expected Operational Life	800 HRS	20,000+ HRS	20,000+ HRS
Engine mounting (Face or base)	Face	?	?
Engine coupling	¾" dia. spline shaft	¾" dia. spline shaft	¾" dia. spline shaft
Emissions Standards Compliance	CARB ULEV	CARB ULEV	CARB ULEV
Other (please print)		Ceramic Seals	Ceramic Seals
Other (please print)			

Given Freedom Motor's ability to provide the engine(s) meeting the above requirements, our minimum projected product requirements would be:

Application	Cost (Maximum)	Quantity*				
		Year 1	Year 2	Year 3	Year 4	Year 5
20+ KW GenSet		20,000	40,000	60,000	80,000	100,000
250+ KW GenSet		20,000	40,000	60,000	80,000	100,000
1+ MW GenSet		?				

*These are estimated projections of our requirements and do not reflect a commitment to purchase engines from you or your affiliates.

IN WITNESS WHEREOF, World On Water, LLC and Freedom Motors, Incorporated have caused this Agreement to be executed by their respective duly authorized representatives as of the date first above written.

FREEDOM MOTORS, INC.

BY: ______________________

NAME: ______________________

TITLE: ______________________

DATE: ______________________

WORLD ON WATER, LLC

BY: Gary W. Baer

NAME: Gary William Baer

TITLE: Chief Executive Officer

DATE: 17th February, 2012



"YAROVIT MOTORS" Joint-Stock Company
4, Feodosiyskaya Str., liter A. St. Petersburg, 195197, Russian Federation
Tel.: +7 (812) 331-68-60. Fax. +7 (812) 331-68-99

№

Date: March 22th, 2010

Moller International
1222 Research Park Drive
Davis, CA 95616 USA

Dear Mr. Calkins:

Please examine the engine specification that we desire below in Table 1. The values represent the best-case scenario for our application, and if available in the quantities and in accordance with the schedule provide in Table 2. would support our anticipated requirements.

Requirement	Engine #1
Type of Cooling	Liquid
Normal Operating Power Range	30 kW
Max. Power	45 kW
Normal Operating Rated Speed	4000-5000 max fuel efficiency
Max. Speed	No requirement
S.F.C. at Rated Speed	Please specify
Fuel type	Natural gas (methane)
Engine Weight	minimal
Dimensions (H x W x L)	minimal
Expected Operational Life	7500 HRS
Engine mounting	Base
Engine coupling	Not needed
Emissions Standards Compliance	Euro 5

Table 1.

Given your ability to provide the engine(s) meeting the above requirements, our projected product requirements would be:

Description	Price/Unit	Quantity*		
		Year 2010	Year 2011	Year 2012
Engine #1	Less 1000 USD	3	5-10	10000
				Up to 50000 in 2014
				Up to 100000 in 2016

*These are estimated projections of our requirements and do not reflect a commitment to purchase engines from you or your affiliates.

Engine #1 is anticipated to go into hybrid city car. The primary characteristic of the Rotapower® rotary engine that adds value to my product is power-to-weight/size/low vibration/long life/low emissions.

Please let me know if you have (or anticipate having) an engine that meets or similar to the requirements I listed and at price level less than 1000 USD. We are ready to discuss also the common project in developing and production in Russia.

Feel free to contact me at 3032234@rambler.ru if you have any questions regarding this information.

Sincerely,
Alexander Sinkevich
Technical director of City Car project
JSC "YAROVIT MOTORS"

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Davis, State of California, on June ___, 2012.

FREEDOM MOTORS, INC.,
A Nevada Corporation

By:__/s/________________________ Dated: June 14, 2012
JIM TORESON
Chief Executive Officer

By:__/s/________________________ Dated: June ___, 2012
STEPHEN P. SMITH
Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

_/s/____________________________ Dated: June 14, 2012
JIM TORESON, Director

_/s/____________________________ Dated: June ___, 2012
PAUL S. MOLLER, Director

_/s/____________________________ Dated: June ___, 2012
KERRY K. BRYANT, Director

_/s/____________________________ Dated: June ___, 2012
WILLIAM STRONS, Director

_/s/____________________________ Dated: June ___, 2012
STEPHEN P. SMITH, Director

_/s/____________________________ Dated: June ___, 2012
DAVID W. WESLEY, Director

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Davis, State of California, on June ___, 2012.

FREEDOM MOTORS, INC.,
A Nevada Corporation

By:__/s/____________________ Dated: June ___, 2012
JIM TORESON
Chief Executive Officer

By:__/s/ Stephen P. Smith Dated: June 15, 2012
STEPHEN P. SMITH
Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

_/s/____________________ Dated: June ___, 2012
JIM TORESON, Director

_/s/____________________ Dated: June ___, 2012
PAUL S. MOLLER, Director

_/s/____________________ Dated: June ___, 2012
KERRY K. BRYANT, Director

_/s/____________________ Dated: June ___, 2012
WILLIAM STRONS, Director

_/s/ Stephen P. Smith Dated: June 15, 2012
STEPHEN P. SMITH, Director

_/s/____________________ Dated: June ___, 2012
DAVID W. WESLEY, Director

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Davis, State of California, on June ___, 2012.

FREEDOM MOTORS, INC.,
A Nevada Corporation

By:__/s/______________________ Dated: June ___, 2012
JIM TORESON
Chief Executive Officer

By:__/s/______________________ Dated: June ___, 2012
STEPHEN P. SMITH
Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

_/s/__________________________ Dated: June ___, 2012
JIM TORESON, Director

_/s/__________________________ Dated: June 14, 2012
PAUL S. MOLLER, Director

_/s/__________________________ Dated: June ___, 2012
KERRY K. BRYANT, Director

_/s/__________________________ Dated: June ___, 2012
WILLIAM STRONS, Director

_/s/__________________________ Dated: June ___, 2012
STEPHEN P. SMITH, Director

_/s/__________________________ Dated: June ___, 2012
DAVID W. WESLEY, Director

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Davis, State of California, on June ___, 2012.

FREEDOM MOTORS, INC.,
A Nevada Corporation

By:__/s/______________________ Dated: June ___, 2012
JIM TORESON
Chief Executive Officer

By:__/s/______________________ Dated: June ___, 2012
STEPHEN P. SMITH
Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

_/s/____________________________ Dated: June ___, 2012
JIM TORESON, Director

_/s/____________________________ Dated: June ___, 2012
PAUL S. MOLLER, Director

_/s/____________________________ Dated: June 15, 2012
KERRY K. BRYANT, Director

_/s/____________________________ Dated: June ___, 2012
WILLIAM STRONS, Director

_/s/____________________________ Dated: June ___, 2012
STEPHEN P. SMITH, Director

_/s/____________________________ Dated: June ___, 2012
DAVID W. WESLEY, Director

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Davis, State of California, on June ___, 2012.

FREEDOM MOTORS, INC.,
A Nevada Corporation

By:__/s/______________________ Dated: June ___, 2012
JIM TORESON
Chief Executive Officer

By:__/s/______________________ Dated: June ___, 2012
STEPHEN P. SMITH
Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

_/s/____________________________ Dated: June ___, 2012
JIM TORESON, Director

_/s/____________________________ Dated: June ___, 2012
PAUL S. MOLLER, Director

_/s/____________________________ Dated: June ___, 2012
KERRY K. BRYANT, Director

WILLIAM J. STRONS
_/s/ William J Strons__________ Dated: June 15, 2012
WILLIAM STRØNS, Director

_/s/____________________________ Dated: June ___, 2012
STEPHEN P. SMITH, Director

_/s/____________________________ Dated: June ___, 2012
DAVID W. WESLEY, Director

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Davis, State of California, on June ___, 2012.

FREEDOM MOTORS, INC.,
A Nevada Corporation

By:__/s/____________________ Dated: June ___, 2012
JIM TORESON
Chief Executive Officer

By:__/s/____________________ Dated: June ___, 2012
STEPHEN P. SMITH
Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

_/s/__________________________ Dated: June ___, 2012
JIM TORESON, Director

_/s/__________________________ Dated: June ___, 2012
PAUL S. MOLLER, Director

_/s/__________________________ Dated: June ___, 2012
KERRY K. BRYANT, Director

_/s/__________________________ Dated: June ___, 2012
WILLIAM STRONS, Director

_/s/__________________________ Dated: June ___, 2012
STEPHEN P. SMITH, Director

_/s/__________________________ Dated: June 14, 2012
DAVID W. WESLEY, Director